UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 22, 2021

SEACHANGE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38828	04-3197974
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

177 Huntington Avenue, Suite 1703
PMB 73480
Boston, MA 02115
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (978) 897-0100

N/A

(Former name or address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	SEAC	The Nasdaq Global Select Market
Series A Participating Preferred Stock Purchase Rights	SEAC	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Agreement.

On December 22, 2021, SeaChange International, Inc., a Delaware corporation (the “SeaChange”), and Triller Hold Co LLC, a Delaware limited liability company (“Triller”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Triller will be merged with and into SeaChange, and the separate existence of Triller shall cease, with SeaChange continuing as the surviving corporation (the “Merger”). Upon the closing of the Merger, the name of the combined company (the “Post-Merger Company”) will be changed to “TrillerVerz Corp.”

Pursuant and subject to the terms and conditions of the Merger Agreement, in addition to other contemplated transactions, (i) the parties anticipate that Triller will conduct an offering of convertible notes prior to the closing in an amount in excess of $100 million (the “Triller Convertible Notes”), and (ii) the charter of the Post-Merger Company will provide for two classes of common stock, consisting of Class A common stock (“Buyer Class A Common Stock”) and Class B common stock (which Class B common stock is anticipated to provide for super-voting rights to provide its holders 76% or more of the total voting rights) (“Buyer Class B Common Stock”).

The stockholders of SeaChange will have the right to elect to receive either (i) their pro rata portion of $25 million cash consideration along with their pro rata portion of an aggregate $75 million in principal of notes (the “Notes Consideration”) to be issued by the Post-Merger Company to the holders of SeaChange common stock (such cash and notes consideration, the “Cash/Notes Consideration”) or (ii) a number of shares of Buyer Class A Common Stock (the “Stock Consideration”), in an amount equal to that which such holder would have received if such SeaChange stockholder had purchased the Triller Convertible Notes in an aggregate amount equal to its pro rata portion of the Cash/Notes Consideration and then converted such Triller Convertible Notes at the conversion price at which such Triller Convertible Notes were issued and then participated pro-rata along with the Triller holders in the proposed Merger. Assuming that (i) all holders of SeaChange common stock elect the Stock Consideration and (ii) that Triller issues $250 million of Triller Convertible Notes which convert in connection with the proposed Merger at an agreed discount of 20% to an assumed $5 billion Triller valuation, the stockholders of SeaChange would own approximately 2.3% of the Post-Merger Company and the holders of Triller would hold approximately 97.7% of the Post-Merger Company. If all stockholders of SeaChange elected to receive the Cash/Notes Consideration, such stockholders would have no equity interest in the Post-Merger Company, and the Triller holders would collectively own 100% of the Post-Merger Company. For SeaChange stockholders that elect the Cash/Notes Consideration, each would receive their pro rata portion of such Cash/Notes Consideration which would then also reduce the resulting SeaChange stockholders’ ownership percentages by taking into account the payment of the Cash/Notes Consideration and related reduction in the Stock Consideration. The notes (the “Merger Consideration Notes”) to be issued to SeaChange stockholders who elect the Cash/Notes Consideration are payable on the one-year anniversary of issuance, bear interest at a rate of 5% per annum and, in the event an agreed fairness opinion is obtained by SeaChange in accordance with the provisions of the Merger Agreement, will be automatically converted into Buyer Class A Common Stock at such time as the market capitalization of the Post-Merger Company equals or exceeds $6 billion for ten consecutive trading days into 80% of the same number of shares of Buyer Class A Common Stock which the SeaChange stockholder would have received if instead of electing the Cash/Notes Consideration such SeaChange stockholder had elected the Stock Consideration for the portion of the Cash/Notes Consideration attributable to the principal amount of the Notes Consideration. If the fairness opinion is not obtained, the Merger Consideration Notes will not be automatically convertible, but in any case, the holders of the Merger Consideration Notes will have the option to convert into Buyer Class A Common Stock if the Post-Merger Company exercises its optional redemption right, which it may do at any time, in whole or in part, on the same terms set forth above. The holders of the Merger Consideration Notes will have recourse against the Post-Merger Company and its assets only to the extent of the Post-Merger Company’s interest in certain of its subsidiaries (who will also provide guarantees of the Merger Consideration Notes). The existing subsidiaries of SeaChange prior to the proposed Merger are also anticipated to provide a first lien security interest on their assets securing the Merger Consideration Notes. The Merger Consideration Notes will have limited covenants.

At the effective time of the Merger, each Triller Class A Common Unit and Triller Class B Common Unit outstanding immediately prior to the effective time of the Merger will automatically convert into the right to receive shares of Buyer Class A Common Stock in the amount equal to the Class A/B Exchange Ratio (as such term is defined in the Merger Agreement), and each Triller Class C Common Unit outstanding immediately prior to the effective time of the Merger will automatically convert into the right to receive shares of Buyer Class B Common Stock, in an amount equal to the Class C Exchange Ratio (as such term is defined in the Merger Agreement).

Shares of Buyer Class A Common Stock to be issued in the Merger are expected to be listed on the NASDAQ Stock Exchange (“Nasdaq”) under the ticker symbol “ILLR”. No fractional shares of Buyer Class A Common Stock and Buyer Class B Common Stock will be issued in the Merger, and holders of shares of SeaChange common stock will receive cash in lieu of any such fractional shares. SeaChange stock options and other equity awards will generally, upon completion of the Merger, be converted into Buyer Class A Common Stock. Triller stock options and other equity awards will generally, upon completion of the Merger, be converted into stock options and equity awards with respect to Buyer Class A Common Stock based on the Class A/B Exchange Ratio.

The Merger Agreement provides that, upon the closing of the Merger, the board of directors of the Post-Merger Company will be composed of seven members, with all members to be designated by Triller. Upon completion of the Merger, all executive officers of the Post-Merger Company will be appointed by Triller, in each case to serve in such positions until successors are duly elected or appointed.

The respective boards of directors of SeaChange and Triller have approved the Merger Agreement, and have agreed to recommend that SeaChange’s stockholders and Triller’s unitholders, respectively, adopt the Merger Agreement.

Consummation of the Merger is subject to customary closing conditions, including approvals by SeaChange’s stockholders and Triller’s unitholders, the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the effectiveness of certain filings with the Securities and Exchange Commission (the “SEC”), the Buyer Class A Common Stock to be issued in the Merger being approved for listing on Nasdaq and SeaChange and Triller having specified levels of working capital.

The Merger is intended to qualify as (i) a tax-free contribution pursuant to Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) a distribution in redemption of stock pursuant to Sections 302(a) and 302(b) of the Code; and (iii) a reorganization pursuant to Section 368(a)(1)(E) of the Code.

The parties have made customary representations, warranties and covenants in the Merger Agreement, including covenants regarding the conduct of their respective businesses and the use of commercially reasonable efforts to cause the conditions to the Merger to be satisfied.

Neither SeaChange nor Triller is permitted to solicit, initiate or knowingly encourage or induce any alternative transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any alternative transaction proposals. Notwithstanding this limitation, prior to a party’s stockholders or unitholders, as applicable, approving the transactions, including the Merger, such party may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an unsolicited alternative transaction proposal that its board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, is or could reasonably be expected to lead to a superior proposal. SeaChange’s board of directors may change its recommendation to its stockholders (subject to Triller’s right to terminate the Merger Agreement following such change in recommendation by the SeaChange board of directors) in response to a superior proposal or an intervening event if the board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the exercise of the directors’ fiduciary duties under applicable law.

The Merger Agreement contains certain termination rights for both SeaChange and Triller. Upon termination of the Merger Agreement, under certain specified circumstances, (i) SeaChange may be required to pay a termination fee of $4 million to Triller, (ii) Triller may be required to pay a termination fee of $4 million to SeaChange, (iii) SeaChange may be required to reimburse Triller for expenses of up to between $750,000,000 and $1,500,000 and (iv) Triller may be required to reimburse SeaChange for expenses of up to $750,000.

The foregoing description of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Current Report on Form 8-K solely to provide SeaChange’s stockholders with information regarding its terms and not for the purpose of providing any other factual information about SeaChange, Triller or each of their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties and covenants by each of the parties to the Merger Agreement. These representations, warranties and covenants were made solely for the benefit of the other parties to the Merger Agreement and (a) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (b) may have been qualified in the Merger Agreement by disclosure schedules that were delivered to the other party in connection with the signing of the Merger Agreement, which disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement, (c) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to stockholders, and (d) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of SeaChange or Triller.

Immediately prior to the execution of the Merger Agreement, SeaChange entered into an amendment (the “Amendment”) to the Tax Benefits Preservation Plan, dated as of March 4, 2019 (the “Rights Agreement”), by and between the SeaChange and Computershare Inc., as rights agent. Pursuant to the Amendment, in connection with the Merger Agreement, Triller and its affiliates and associates will not be deemed an “Acquiring Person” under the Rights Agreement.

The foregoing description of the Amendment does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Item 3.03.	Material Modification to Rights of Security Holders.

The information set forth under Item 1.01 above of this Current Report on Form 8-K regarding the Amendment is incorporated into this Item 3.03 by reference.

Item 7.01.	Regulation FD Disclosure.

Management of SeaChange and Triller will host an investor webcast to be announced shortly, regarding the proposed Merger. A detailed investor presentation will accompany the webcast and will be available on the SeaChange website. On December 22, 2021, SeaChange and Triller issued a joint press release announcing the entry into the Merger Agreement with an investor presentation attached to the press release. A copy of that press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information set forth in this Item 7.01 (including the information in Exhibit 99.1 attached hereto) is being furnished to the SEC and is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under the Exchange Act. Such information shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “assuming,” “expects,” “intends,” “will,” “should,” “may,” “could,” “plan” and the negative of such terms and variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect SeaChange’s and Triller’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the proposed Merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed Merger, the amount, timing, terms or ultimate issuance of the Triller Convertible Notes, the expected ownership of the Post-Merger Company, the expected trading value of the Post-Merger Company’s shares of common stock, the expected timing and likelihood of completion of the Merger, the expected value of Triller and of the Post-Merger Company and opportunities relating to or resulting from the Merger), and statements regarding the nature and commercial success of Triller and the Post-Merger Company, commercialization and marketing capabilities and strategy of Triller and the Post-Merger Company, developments and projections relating to the industry, the parties’ ability to protect their intellectual property positions, plans, objectives, expectations and intentions of Triller and the Post-Merger Company and the effects of having shares of capital stock traded on Nasdaq. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: risks relating to the completion of the Merger, including the need for stockholder approval, the satisfaction of closing conditions and the timing to consummate the proposed Merger; the completion, amount and the terms of the offering of the Triller Convertible Notes and the obtaining of any contemplated fairness opinion by SeaChange; the ability of SeaChange to remain listed on Nasdaq; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; the risk that the businesses will not be integrated successfully; the risk of litigation related to the proposed Merger; the success and timing of regulatory submissions; regulatory requirements or developments; and other factors discussed in the “Risk Factors” section of SeaChange’s most recent Annual Report on Form 10-K, subsequent quarterly reports and in other filings SeaChange makes with the SEC from time to time. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither SeaChange nor Triller undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information About the Merger and Where To Find It

SeaChange intends to file with the SEC a Registration Statement on Form S-4, that will include a proxy statement/prospectus of SeaChange, in connection with the Merger and will mail a definitive proxy statement/prospectus and other relevant documents to SeaChange’s stockholders. SeaChange’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus and the other relevant documents filed with the SEC in connection with SeaChange’s solicitation of proxies for its stockholders’ special meeting to be held to approve the transactions because the proxy statement/prospectus will contain important information about SeaChange, Triller, and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of SeaChange as of a record date to be established for voting on the Merger. Investors may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by SeaChange with the SEC at the SEC’s website at www.sec.gov. Stockholders of SeaChange will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: SeaChange International, Inc., 177 Huntington Avenue, Suite 1703 #73480, Boston, Massachusetts 02115-3135, Attention: Elaine Martel, Corporate Secretary.

Participants in Solicitation

SeaChange, Triller, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SeaChange and the unitholders of Triller in connection with the proposed transaction. Information about the directors and executive officers of SeaChange is set forth in its definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on May 28, 2021. Additional information regarding the participants in the proxy solicitation, including Triller’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in proxy statement/prospectus and other relevant materials filed with the SEC regarding the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to SeaChange as described above under “Additional Information About the Merger and Where to Find It.”

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

The following Exhibit is attached to this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated December 22, 2021, by and between SeaChange International, Inc. and Triller Hold Co LLC.*

4.1	Amendment No. 3, dated as of December 22, 2021, by and between SeaChange International, Inc. and Computershare Inc., as Rights Agent.

99.1	Joint press release issued by SeaChange International, Inc. and Triller Hold Co LLC, dated December 22, 2021, including an investor presentation.

104	Cover Page Interactive Data File, formatting Inline Extensible Business Reporting Language (iXBRL).

*

The schedules and exhibits to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. Registrant will furnish copies of such schedules to the SEC upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEACHANGE INTERNATIONAL, INC.

	by:	/s/ MICHAEL D. PRINN
Michael D. Prinn
Dated: December 22, 2021		Chief Financial Officer, Senior Vice President and Treasurer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

SEACHANGE INTERNATIONAL, INC.,

a Delaware corporation; and

TRILLER HOLD CO LLC,

a Delaware limited liability company

Dated as of December 22, 2021

TABLE OF CONTENTS

SECTION 1.	DESCRIPTION OF TRANSACTION	2
1.1	The Merger	2
1.2	Effects of the Merger	2
1.3	Closing; Effective Time	2
1.4	Certificate of Incorporation and Bylaws; Directors and Officers	2
1.5	Conversion of Buyer Shares and Company Common Units	3
1.6	Closing of the Transfer Books	6
1.7	Appraisal Rights	6
1.8	Further Action	7
1.9	Withholding	7
1.10	Payment of Transaction Expenses; Working Capital	7
1.11	Intentionally Omitted	8
1.12	Election Procedures	8
1.13	Buyer to Make Shares Available	10
1.14	Exchange of Shares or Interests	10

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	13
2.1	Due Organization; Subsidiaries	13
2.2	Organizational Documents	14
2.3	Authority; Binding Nature of Agreement	14
2.4	Vote Required	14
2.5	Non-Contravention; Consents	15
2.6	Capitalization	16
2.7	Financial Statements	17
2.8	Absence of Changes	18
2.9	Absence of Undisclosed Liabilities	18
2.10	Title to Assets	18
2.11	Real Property; Leasehold	19
2.12	Intellectual Property	19
2.13	Agreements, Contracts and Commitments	21
2.14	Compliance; Permits; Restrictions	21
2.15	Legal Proceedings; Orders	22
2.16	Tax Matters	23
2.17	Employee and Labor Matters; Benefit Plans	25
2.18	Environmental Matters	29
2.19	Insurance	29
2.20	No Financial Advisors	30
2.21	Transactions with Affiliates	30
2.22	Anti-Bribery and International Trade Laws	30
2.23	COVID-19 Matters	31
2.24	Truverse Transaction	31
2.25	Disclaimer of Other Representations or Warranties	31

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF BUYER	32
3.1	Due Organization; No Subsidiaries	32
3.2	Organizational Documents	33

- i -

3.3	Authority; Binding Nature of Agreement	33
3.4	Fairness Opinion	33
3.5	Vote Required	33
3.6	Non-Contravention; Consents	34
3.7	Capitalization	35
3.8	SEC Filings; Financial Statements	36
3.9	Absence of Changes	38
3.10	Absence of Undisclosed Liabilities	38
3.11	Title to Assets	39
3.12	Real Property; Leasehold	39
3.13	Intellectual Property	39
3.14	Agreements, Contracts and Commitments	40
3.15	Compliance; Permits; Restrictions	41
3.16	Legal Proceedings; Orders	42
3.17	Tax Matters	43
3.18	Employee and Labor Matters; Benefit Plans	45
3.19	Environmental Matters	49
3.20	Insurance	49
3.21	No Financial Advisors	50
3.22	Transactions with Affiliates	50
3.23	Anti-Bribery and International Trade Laws	50
3.24	Valid Issuance; Senior Notes Matters	51
3.25	COVID-19 Matters	51
3.26	Rights Agreement	52
3.27	Disclaimer of Other Representations or Warranties	52

SECTION 4.	CERTAIN COVENANTS OF THE PARTIES	53
4.1	Operation of Buyer’s Business	53
4.2	Operation of the Company’s Business	55
4.3	Access and Investigation	56
4.4	Buyer Non-Solicitation	57
4.5	Company Non-Solicitation	58
4.6	Notification of Certain Matters	60

SECTION 5.	ADDITIONAL AGREEMENTS OF THE PARTIES	60
5.1	Registration Statement; Proxy Statement	60
5.2	Member Written Consent	62
5.3	Pre-Closing Company Financing	62
5.4	Buyer Stockholders’ Meeting	62
5.5	Governmental Authorizations	65
5.6	Company Warrants; Company Options	67
5.7	Buyer Options and Buyer DSUs/PSUs/RSUs	68
5.8	Employee Benefits	69
5.9	Indemnification of Officers and Directors	69
5.10	Additional Agreements	71
5.11	Disclosure	71
5.12	Listing	71
5.13	Tax Matters	72

- ii -

5.14	Section 16 Matters	72
5.15	Cooperation	72
5.16	Allocation Certificates	73
5.17	Takeover Statutes	73
5.18	Stockholder Litigation	73
5.19	Company Financial Statements	73
5.20	Rights Agreement	73
5.21	Buyer ESPP	74
5.22	Fairness Opinion	74

SECTION 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY	75
6.1	Effectiveness of Registration Statement	75
6.2	Antitrust Approvals	75
6.3	No Restraints	75
6.4	Stockholder Approval	75
6.5	Listing	75

SECTION 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER	76
7.1	Accuracy of Representations	76
7.2	Performance of Covenants; Working Capital	76
7.3	Documents	76
7.4	FIRPTA Certificate	77
7.5	No Company Material Adverse Effect	77
7.6	Company Member Written Consent	77

SECTION 8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY	77
8.1	Accuracy of Representations	77
8.2	Performance of Covenants; Working Capital	78
8.3	Documents	78
8.4	No Buyer Material Adverse Effect	79
8.5	Board of Directors and Officers	79
8.6	Pre-Closing Reorganization	79
8.7	Listing	79
8.8	Dissenting Shares	79

SECTION 9.	TERMINATION	79
9.1	Termination	79
9.2	Effect of Termination	81
9.3	Termination Fees; Expenses	82

SECTION 10.	MISCELLANEOUS PROVISIONS	83
10.1	Non-Survival of Representations and Warranties	83
10.2	Amendment	84
10.3	Waiver	84
10.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	84
10.5	Applicable Law; Jurisdiction	84
10.6	Assignability	85

- iii -

10.7	Notices	85
10.8	Cooperation	86
10.9	Severability	86
10.10	Other Remedies; Specific Performance	86
10.11	No Third Party Beneficiaries	87
10.12	Construction	87

Exhibits:
Exhibit A	Certain Definitions
Exhibit B	Support Agreement
Exhibit C	Summary of Terms of Buyer Senior Notes
Exhibit D	Effective Time Working Capital
Exhibit E	Pre-Closing Reorganization
Exhibit F-1	Certificate of Amendment of Certificate of Incorporation of Buyer (Merger)
Exhibit F-2	Certificate of Amendment of Certificate of Incorporation of Buyer (Pre-Merger)

- iv -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 22, 2021, by and between SEACHANGE INTERNATIONAL, INC., a Delaware corporation (“Buyer”), and TRILLER HOLD CO LLC, a Delaware limited liability company (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Buyer and the Company intend to effect a merger of the Company with and into Buyer (the “Merger”), with Buyer as the surviving entity in accordance with this Agreement, the DGCL and the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.) (as amended from time to time, the “DLLCA”).

B. Buyer is an unaffiliated third-party of the Company and this Agreement is a bona fide arm’s length transaction in which the proceeds of such transaction shall be distributed to the members of the Company in accordance with Section 7.1 of the Company LLC Agreement.

C. The Parties intend that the Merger qualify as follows for U.S. federal income tax purposes: (i) a tax-free contribution pursuant to Section 351 of the Code in respect of the transactions described in Section 1.5(a)(i); (ii) a distribution in redemption of stock pursuant to Section 302(a), (b) of the Code in respect of the transactions described in Section 1.5(a)(ii)(A); and (iii) a reorganization pursuant to Section 368(a)(1)(E) of the Code in respect of the transactions described in Section 1.5(a)(ii)(B).

D. The Buyer Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Buyer and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including each of the Buyer Stockholder Matters, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Buyer vote to approve the Buyer Stockholder Matters.

E. The Company Board has (i) determined that the Merger and the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its unit holders, (ii) approved and declared advisable and, subject to obtaining approval of the applicable members of the Company, authorized the Company Member Matters and (iii) directed that the Company Member Matters be submitted to the applicable members of the Company for approval and determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the applicable members of the Company vote to approve the Company Member Matters.

F. It is expected that no later than the close of business on the day immediately prior to the day of the Buyer Stockholders’ Meeting, the applicable members of the Company have executed and delivered to Buyer an action by written consent adopting the Company Member Matters by an action by written consent in a form reasonably acceptable to Buyer (the “Company Written Consents”).

G. Simultaneously with, and as a condition to, the execution of this Agreement, TAR Holdings LLC is executing a support agreement with the Company substantially in the form of Exhibit B (a “Support Agreement”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

SECTION 1. DESCRIPTION OF TRANSACTION

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall be merged with and into Buyer, and the separate existence of the Company shall cease. Buyer will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL and DLLCA.

1.3 Closing; Effective Time.

(a) Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the third Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Buyer and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

(b) At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and DLLCA and in a form reasonably acceptable to Buyer and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Buyer and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of Buyer immediately prior to the Effective Time as amended by Exhibit F-1 shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time, as so amended, until thereafter further amended as provided therein and by the DGCL;

(b) the bylaws of Buyer immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation from and after the Effective Time, until thereafter amended as provided therein or pursuant to the certificate of incorporation of the Surviving Corporation or the DGCL; provided, however, that at the Effective Time, the Parties shall take all actions necessary to amend the bylaws of the Surviving Corporation to (i) reflect the new name of the Surviving Corporation identified in Exhibit F-1 and (ii) conform any other provisions of the bylaws inconsistent with Exhibit F-1 to Exhibit F-1 (including amending any references to a majority or other proportion of stock, voting stock or shares to refer to such majority or other proportion of the votes of such stock, voting stock or shares); and

(c) The Parties shall use commercially reasonable efforts and take all necessary action so that from and after the Effective Time, (a) the board of directors of the Surviving Corporation is composed of seven members, with all members to be designated by the Company, such designees (if then known) to be provided prior to the filing of the Registration Statement, and (b) executive officers to be identified by the Company prior to the filing of the Registration Statement, are appointed to the applicable positions of the Surviving Corporation, in each case to serve in such positions effective as of the Effective Time until successors are duly elected or appointed in accordance with applicable Law. Promptly after the Registration Statement shall have been declared effective under the Securities Act, all members of the Buyer Board and officers of Buyer who will no longer be members of the Buyer Board or officers of Buyer shall provide executed resignation letters to be effective at the Effective Time.

1.5 Conversion of Buyer Shares and Company Common Units.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Buyer, the Company or any equity holder of the Company or Buyer:

(i) Subject to Section 1.5(g), (A) each Company Class A Common Unit and Company Class B Common Unit outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of shares of Buyer Class A Common Stock equal to the Company Class A/B Exchange Ratio, and (B) each Company Class C Common Unit outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of shares of Buyer Class B Common Stock equal to the Company Class C Exchange Ratio (such number of shares of Buyer Common Stock in clauses (A) and (B), collectively, the “Company Stock Merger Consideration”).

(ii) Subject to Section 1.5(g), each share of Buyer Common Stock outstanding immediately prior to the Effective Time (excluding the Dissenting Shares) shall be automatically converted solely into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in this Agreement, either (A) both (x) an amount per share of Buyer Common Stock in cash equal to (i) the Cash Consideration divided by (ii) the Buyer Outstanding Shares (the “Cash Merger Consideration”) and (y) the Notes Merger Consideration specified in Section 1.5(a)(iii) (such election, a “Cash Election”) or (B) an amount per share of Buyer Common Stock equal to a number of shares of Buyer Class A Common Stock equal to the Buyer Exchange Ratio (the “Buyer Stock Merger Consideration”) (such election, a “Stock Election”).

(iii) For each share of Buyer Common Stock with respect to which a Cash Election has been effectively made pursuant to this Section 1.5 and Section 1.12, such holders of Buyer Common Stock of record as of immediately prior to the Effective Time (excluding the Dissenting Shares) shall be entitled to receive an amount per share of Buyer Common Stock of senior notes in an aggregate principal amount equal to (i) the Notes Consideration divided by (ii) the Buyer Outstanding Shares (the “Notes Merger Consideration” and, together with the Cash Merger Consideration the “Cash/Notes Merger Consideration”) bearing interest at a rate of 5% per annum (the “Buyer Senior Notes”) that will mature upon the one-year anniversary of the Closing Date, and otherwise with terms substantially similar to those set forth on Exhibit C.

(iv) Each share of Buyer Common Stock outstanding immediately prior to the Effective Time (excluding the Dissenting Shares) other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked pursuant to Section 1.12 shall be converted into the right to receive, subject to Section 5.22, the Buyer Stock Merger Consideration.

(b) All Company Warrants outstanding immediately before the Effective Time shall be treated in accordance with Section 5.6(a).

(c) All Company Options outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.6(b).

(d) All Company Service Provider Units outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive the number of Company Service Provider Merger Shares as set forth on the Merger Allocation Schedule; provided, however, if and to the extent the Company Service Provider Units are not vested in full at the Effective Time, the shares of Buyer Class A Common Stock that are received in exchange for such unvested Company Service Provider Units will be subject to the same terms and conditions, including vesting, to which such unvested Company Service Provider Units were subject, and the service provider shall be required to file with the IRS, within 30 calendar days after the Closing Date, an election under Section 83(b) of the Code in respect of such unvested shares of Buyer Class A Common Stock.

(e) All Buyer Options outstanding immediately prior to the Effective Time under the Buyer Stock Plans shall be treated in accordance with Section 5.7(a).

(f) All Buyer DSUs/PSUs/RSUs outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.7(b).

(g) Immediately prior to the Effective Time, all issued and outstanding Rights will expire in their entirety without any payment being made in respect thereof in accordance with the Rights Agreement Amendment. If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding Company Common Units or shares of Buyer Common Stock shall have been changed into, or exchanged for, a different number of shares or units or a different class, by reason of any stock or unit dividend, subdivision, reclassification, recapitalization, split (including any Reverse Split to the extent such split has not been previously taken into account in calculating the Merger Consideration, Buyer Exchange Ratio, Company Class A/B Exchange Ratio and Company Class C Exchange Ratio), combination or exchange of shares or units or other like change, the Merger Consideration, Buyer Exchange Ratio, Company Class A/B Exchange Ratio and Company Class C Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Common Units, Company Warrants, Buyer Common Stock, Buyer Options and Buyer DSUs/PSUs/RSUs with the same economic effect as contemplated by this Agreement prior to such stock or unit dividend, subdivision, reclassification, recapitalization, split (including any Reverse Split to the extent such split has not been previously taken into account in calculating the Merger Consideration, Buyer Exchange Ratio, Company Class A/B Exchange Ratio and Company Class C Exchange Ratio), combination or exchange of shares or units or other like change; provided, however, that nothing herein will be construed to permit the Company or Buyer to take any action with respect to Company Common Units or Buyer Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(h) All of the shares of Buyer Common Stock and Company Common Units converted into the right to receive the Merger Consideration pursuant to this Section 1.5 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Buyer Common Stock or Company Common Units) previously representing any such shares of Buyer Common Stock or Company Common Units shall thereafter represent only the right to receive (i) the Cash/Notes Merger Consideration or the applicable Stock Merger Consideration in accordance with, and subject to, Sections 1.5, 1.12 and 1.14, (ii) cash in lieu of fractional shares which the shares of Buyer Common Stock or Company Common Units represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 1.14, without any interest thereon, and (iii) any dividends which the holder thereof has the right to receive pursuant to Section 1.14. Old Certificates previously representing shares of Buyer Common Stock or Company Common Units shall be (i) with respect to the Stock Merger Consideration, exchanged for certificates or, at Buyer’s option, evidence of shares in book-entry form (collectively, the “New Certificates”), representing the applicable Stock Merger Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) or (ii) with respect to the Cash/Notes Merger Consideration, be cancelled, upon the surrender of such Old Certificates in accordance with Section 1.14, without any interest thereon.

(i) No later than three Business Days prior to the Closing Date, the Company shall deliver to Buyer a true and correct schedule (the “Merger Allocation Schedule”) showing: (a) the number and class of Company Service Provider Units held by each holder as of the date thereof; (b) the Company Service Provider Allocation Percentage, Company Class A/B Allocation Percentage, and Company Class C Allocation Percentage (which percentages shall equal, in the aggregate, 98.04%), and (c) a binding allocation, in accordance with this Agreement and the Company LLC Agreement, of the portion of the Company Service Provider Merger Shares payable to each holder of Company Service Provider Units at Closing in respect of such holder’s Company Service Provider Units.

1.6 Closing of the Transfer Books. At the Effective Time: (a) all Company Units outstanding immediately prior to the Effective Time (after giving effect to the Pre-Closing Company Financing and the Pre-Closing Reorganization) shall be treated in accordance with Section 1.5(a), and all holders of Company Units that were outstanding immediately prior to the Effective Time shall cease to have any rights as equity holders of the Company (other than, if applicable, their rights to receive the applicable Company Stock Merger Consideration pursuant to Section 1.5) and the transfer books of the Company shall be closed with respect to all Company Units outstanding immediately prior to the Effective Time and (b) all shares of Buyer Common Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of shares of Buyer Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Buyer (except the right to receive the applicable Merger Consideration or, with respect to Dissenting Shares, the rights provided by Section 262 of the DGCL) and the transfer books of Buyer shall be closed with respect to all shares of Buyer Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Units or such shares of Buyer Common Stock outstanding immediately prior to the Effective Time shall be made on such transfer books after the Effective Time. If, after the Effective Time, Old Certificates representing such Company Units or shares of Buyer Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in Section 1.14.

1.7 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Buyer Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted in favor of, or consented to, the Merger and who have properly exercised and perfected appraisal rights for such shares of Buyer Common Stock in accordance with Section 262 of the DGCL, if and to the extent applicable (collectively, the “Dissenting Shares”), shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall instead be entitled to receive payment of the appraised value of such shares of Buyer Common Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Buyer Common Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b) Buyer shall give to the Company prompt written notice of any demands by dissenting stockholders received by Buyer, withdrawals of such demands and any other instruments served on Buyer and any material correspondence received by Buyer in connection with such demands, and Buyer shall have the right to direct all negotiations and proceedings with respect to such demands; provided that the Company shall have the right to participate in such negotiations and proceedings. Neither Buyer nor the Company shall, except with the prior written consent of the other Party, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.8 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of the Surviving Corporation and otherwise) to take such action.

1.9 Withholding. Buyer and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Units or any other Person such amounts as such Party or the Exchange Agent reasonably determines it is required to deduct and withhold under the Code or any other Law with respect to the making of such payment and shall be entitled to request any reasonably appropriate Tax forms, including an IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments hereunder; provided, however, that before making any such deduction or withholding, Buyer or the Exchange Agent shall use commercially reasonable efforts to: (i) provide to the Company notice of any withholding requirement by Buyer or the Exchange Agent and (ii) provide the Company with reasonable opportunity to provide any required information, statements or forms to potentially reduce or eliminate any such withholding. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

1.10 Payment of Transaction Expenses; Working Capital .

(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is two days before the anticipated date for Closing, as agreed upon by Buyer and the Company. On or before the Determination Date, Buyer shall provide the Company with a list of all fees and expenses incurred by Buyer in connection with this Agreement and the Contemplated Transactions, including any amounts owed by Buyer for change of control bonuses, severance obligations and Buyer D&O Tail Policy premium (the “Buyer Transaction Expenses”) as of the Determination Date and a good faith estimate of all Buyer Transaction Expenses as of immediately prior to the Closing.

(b) On or before the Determination Date, the Company shall provide Buyer with a list of all fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, including any amounts owed by the Company for change of control bonuses, severance obligations and the Company D&O Tail Policy premium (the “Company Transaction Expenses”) as of the Determination Date and a good faith estimate of all Company Transaction Expenses as of immediately prior to the Closing.

(c) At the Closing, the Surviving Corporation shall pay in full in cash the Buyer Transaction Expenses and the Company Transaction Expenses using sources of immediately available funds.

(d) As of immediately prior to the Effective Time, after taking into account payment in full in cash of all Buyer Transaction Expenses pursuant to Section 1.10(c), Buyer’s Working Capital Assets shall not be less than the Buyer Target Working Capital in cash, Cash Equivalents, accounts receivables, unbilled receivables and prepaid expenses (collectively, “Specified Assets”) and Buyer’s Effective Time Working Capital with respect to all other working capital items of Buyer, plus any amounts of Buyer’s Specified Assets that exceed the Buyer Target Working Capital, shall be no less than $0.00. Exhibit D sets forth a non-binding example of these calculations. In the event that Buyer’s Working Capital Assets for the Specified Assets are less than the Buyer Target Working Capital and/or Buyer’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of Buyer’s Specified Assets that exceed the Buyer Target Working Capital, is less than $0.00 as of immediately prior to the Effective Time, then the closing condition set forth in Section 8.2(b) shall be deemed to not have been satisfied.

(e) As of immediately prior to the Effective Time, after taking into account payment in full in cash of all Company Transaction Expenses pursuant to Section 1.10(d), Company’s Working Capital Assets shall not be less than the Company Target Working Capital in Specified Assets and Company’s Effective Time Working Capital with respect to all other working capital items of Company, plus any amounts of Company’s Specified Assets that exceed the Company’s Target Working Capital, shall be no less than $0.00. Exhibit D sets forth a non-binding example of these calculations. In the event that Company’s Working Capital Assets for the Specified Assets are less than the Company Target Working Capital and/or Company’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of Company’s Specified Assets that exceed the Company Target Working Capital, is less than $0.00 as of immediately prior to the Effective Time, then the closing condition set forth in Section 7.2(b) shall be deemed to not have been satisfied.

1.11 Intentionally Omitted.

1.12 Election Procedures. Each holder of record of shares of Buyer Common Stock to be converted into the right to receive the Cash/Notes Merger Consideration or the Buyer Stock Merger Consideration, as applicable, in accordance with, and subject to, Sections 1.5 (a “Holder”) shall have the right, subject to the limitations set forth in this Section 1.12, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 1.12 (i) the number of shares of Buyer Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Buyer Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Buyer shall prepare a form reasonably acceptable to the Company, including appropriate and customary transmittal materials in such form as prepared by Buyer and reasonably acceptable to the Company (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.

(c) Buyer (i) shall initially make available and mail the Form of Election not less than 20 Business Days prior to the anticipated Election Deadline (or such other date mutually agreed to by Buyer and the Company) to Holders of record as of the Business Day prior to such mailing date (or such other date mutually agreed to by Buyer and the Company, including so as to permit the mailing of the Form of Election together with the Proxy Statement to Holders as of the record date for notice of the Buyer Stockholders’ Meeting), and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period.”

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Old Certificates representing all certificated shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Old Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the Parties shall agree is as near as practicable to two Business Days preceding the Buyer Stockholders’ Meeting. The Parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than 15 Business Days before, and not fewer than five Business Days before, the Election Deadline.

(e) Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to the Exchange Agent that is received prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not made or is not properly made with respect to any shares of Buyer Common Stock (none of Buyer, the Company nor the Exchange Agent being under any duty to notify any Holder of any defect with respect to any Election), then such shares of Buyer Common Stock shall, for purposes hereof, be deemed to have elected to receive, subject to Section 5.22, the Buyer Stock Merger Consideration, unless a proper Election is thereafter timely made.

(f) Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Old Certificates, or of the guarantee of delivery of such Old Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Parties that this Agreement has been terminated in accordance with the terms hereof.

(g) Buyer and the Company may mutually agree on alternative election and related transmittal procedures, together with a Form of Election and letter of transmittal referred to in Section 1.13, that would allow for the revocation of an Election upon a transfer of the Buyer Common Stock for which such Election has been previously made.

(h) Subject to the terms of this Agreement and the Form of Election, the Surviving Corporation, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of New Certificates representing the whole number of shares of Buyer Class A Common Stock into which shares of Buyer Common Stock are converted in the Merger and (iii) the method of payment of cash and delivery of Buyer Senior Notes for shares of Buyer Common Stock converted into the right to receive the Cash/Notes Merger Consideration and cash in lieu of fractional shares of Buyer Class A Common Stock.

1.13 Buyer to Make Shares Available. At or prior to the Effective Time, (a) Buyer shall deposit, or shall cause to be deposited, with a bank or trust company designated by Buyer and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Section 1.13, (i) New Certificates representing the aggregate Stock Merger Consideration and (ii) Buyer Senior Notes representing the aggregate Notes Merger Consideration, in each case to be issued pursuant to Section 1.5 and exchanged pursuant to Section 1.14 in exchange for outstanding shares of Buyer Common Stock and Company Common Units, and (b) the Company shall deposit, or shall cause to be deposited, with the Exchange Agent (pursuant to an agreement with the Exchange Agent to which the Company is a party), cash in an amount sufficient to pay (i) the aggregate Cash Merger Consideration payable to holders of Buyer Common Stock, (ii) cash in lieu of any fractional shares, and (iii) any dividends which the holder thereof has the right to receive pursuant to Section 1.14(c) (such cash, New Certificates and Buyer Senior Notes described in the foregoing clauses (a) and (b), being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Corporation, provided that no such investment or losses thereon shall affect the amount of the Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.

1.14 Exchange of Shares or Interests.

(a) As promptly as practicable after the Effective Time, but in no event later than ten days thereafter, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing (i) shares of Buyer Common Stock which the holder thereof has not theretofore submitted the Old Certificates with a Form of Election or (ii) Company Common Units immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the applicable Merger Consideration pursuant to Section 1.5, a letter of transmittal (which shall specify that delivery shall be affected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the applicable Merger Consideration which such holder shall have become entitled to receive in accordance with, and subject to, Sections 1.5, 1.12 and 1.14, and any cash in lieu of fractional shares which the shares of Buyer Common Stock or Company Common Units represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends to be paid pursuant to Section 1.14(c).

(b) From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal or Form of Election, as applicable, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable; (i) a New Certificate representing the applicable whole shares of Stock Merger Consideration to which such holder of Buyer Common Stock or Company Common Units shall have become entitled to receive in accordance with, and subject to, Sections 1.5, 1.12 and 1.14; (ii) a check representing the amount of (A) the Cash Merger Consideration, if applicable, which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with, and subject to, Sections 1.5, 1.12 and 1.14, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 1.14(e) and (C) any dividends which the holder thereof has the right to receive pursuant to Section 1.14(c); or (iii) (A) Buyer Senior Notes regarding the amount of Notes Merger Consideration, if applicable, which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with, and subject to, Sections 1.5, 1.12 and 1.14 and (B) any interest which the holder has the right to receive pursuant to Section 1.14(c), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Cash Merger Consideration or any cash in lieu of fractional shares payable to holders of Old Certificates or dividends or interest under Section 1.14(c). Until surrendered as contemplated by Sections 1.12 and 1.14, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the applicable Merger Consideration and any cash in lieu of fractional shares and any dividends or interest as contemplated by this Section 1.14.

(c) (i) No dividends declared with respect to New Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate with respect to the New Buyer Common Stock issuable to such holder as Merger Consideration pursuant to this Agreement until the holder thereof shall surrender such Old Certificate in accordance with this Section 1.14. After the surrender of an Old Certificate in accordance with Section 1.12 or this Section 1.14, subject to the effect of abandoned property, escheat, tax or other similar Law, the record holder thereof shall be entitled to receive any such dividends, without any interest thereon, which theretofore had become payable after the Closing Date with respect to the Stock Merger Consideration which the shares of Buyer Common Stock or Company Common Units represented by such Old Certificate have been converted into the right to receive.

(ii) No interest payable with respect to Buyer Senior Notes with a record date after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate with respect to the Buyer Senior Notes issuable to such holder as Merger Consideration pursuant to this Agreement until the holder thereof shall surrender such Old Certificate in accordance with this Section 1.14. After the surrender of an Old Certificate in accordance with Section 1.12 or this Section 1.14, subject to the effect of abandoned property, escheat, tax or other similar Law, the record holder thereof shall be entitled to receive any such interest without any interest thereon, which theretofore had become payable after the Closing Date with respect to the Notes Merger Consideration which the shares of Buyer Common Stock represented by such Old Certificate have been converted into the right to receive.

(d) If any New Certificate representing shares of New Buyer Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of New Buyer Common Stock or Buyer Senior Notes in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of New Buyer Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend with respect to New Buyer Common Stock issued as Stock Merger Consideration or interest with respect to Buyer Senior Notes issued as Notes Merger Consideration in accordance with this Agreement shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Buyer. In lieu of the issuance of any such fractional share, the Surviving Corporation shall pay to each former stockholder of Buyer or equity holder of the Company who otherwise would be entitled to receive such fractional share in accordance with this Agreement an amount in cash (rounded to the nearest cent) determined by multiplying: (i) the product of (x) the average of the closing-sale prices of Buyer Common Stock on Nasdaq as reported by The Wall Street Journal for the five full trading days ending on the day preceding the Closing Date (the “Buyer Share Closing Price”) times (y) the Buyer Exchange Ratio, by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of New Buyer Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of Old Certificates for one year after the Effective Time shall be paid to the Surviving Corporation. Any holder of Old Certificates who has not complied with this Section 1.14 shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends on New Buyer Common Stock as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Buyer, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Buyer Common Stock or Company Common Units for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) The Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the cash portion of the Merger Consideration, any cash in lieu of fractional shares of New Buyer Common Stock, cash dividends or cash interest payable pursuant to this Section 1.4 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of Old Certificates such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Old Certificates in respect of which the deduction and withholding was made by the Surviving Corporation or the Exchange Agent, as the case may be.

(h) If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such amount as the Surviving Corporation may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent or the Surviving Corporation, as applicable, will issue in exchange for such lost, stolen or destroyed Old Certificate the applicable Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.12(h), except as set forth in the disclosure schedule delivered by Company to the Buyer (the “Company Disclosure Schedule”), the Company represents and warrants to Buyer as follows:

2.1 Due Organization; Subsidiaries.

(a) Section 2.1(a) of the Company Disclosure Schedule sets forth, for each of the Company and its Subsidiaries, its name and jurisdiction of formation, organization or incorporation. Each of the Company and its Subsidiaries is duly formed, organized or incorporated, validly existing and in good standing under the Laws of its jurisdiction of organization or incorporation, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company or its Subsidiaries to consummate the Contemplated Transactions.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) Except as set forth on Section 2.1(c) of the Company Disclosure Schedule, the Company has no Subsidiaries, and does not directly or indirectly own any Equity Interest or profit sharing interest of any nature in, or control directly or indirectly, any other Entity.

(d) Neither the Company nor any of its Subsidiaries is or has been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business Entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries, at any time, has been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2 Organizational Documents. Except as set forth on Section 2.2 of the Company Disclosure Schedule, the Company has made available to Buyer accurate and complete copies of the Organizational Documents of the Company and its Subsidiaries in effect as of the date of this Agreement.

2.3 Authority; Binding Nature of Agreement.

(a) The Company has all necessary company power and authority to enter into and, subject to obtaining the Required Company Member Vote, to perform its obligations under this Agreement and, subject to the receipt of the Required Company Member Vote, to consummate the Contemplated Transactions. The Company Board has (i) determined that the Merger and the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its unit holders, (ii) approved and declared advisable and, subject to obtaining approval of the applicable members of the Company, authorized the Company Member Matters and (iii) directed that the Company Member Matters be submitted to the applicable members of the Company for approval and determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the applicable members of the Company vote to approve the Company Member Matters.

(b) This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Buyer, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.4 Vote Required. The affirmative vote (or written consent) of members of the Company holding more than 50% of the Company Class A Common Units (other than such Company Class A Common Units which have become Economic Interests (as defined in the Company LLC Agreement) in accordance with the Company LLC Agreement) is the only vote (or written consent) of the holders of any class or series of Company Units necessary to adopt and approve this Agreement and approve the Contemplated Transactions (the “Required Company Member Vote”).

2.5 Non-Contravention; Consents. Subject to obtaining the Required Company Member Vote and the filing of the Certificate of Merger required by the DGCL and the DLLCA, and the filing required under the HSR Act, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of the Company or its Subsidiaries;

(b) contravene, conflict with or result in a material violation of, or, to the Knowledge of the Company, give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries is subject, except as would not reasonably be expected to be material to the Company, its Subsidiaries or their business, taken as a whole;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not reasonably be expected to be material to the Company, its Subsidiaries or their business, taken as a whole;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in any such case as would not be reasonably likely to result in a Company Material Adverse Effect; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Member Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, (iv) the filings required under the HSR Act, and (v) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, the Company is not, and will not be, required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement, or (B) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions or reasonably be expected to have a Company Material Adverse Effect. No Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement, or any of the Contemplated Transactions.

2.6 Capitalization.

(a) Except with respect to Subsidiaries that are wholly-owned by the Company or another Subsidiary of the Company, the authorized and issued and outstanding Equity Interests of each of the Company and its Subsidiaries as of the date of this Agreement are as set forth on Section 2.6(a) of Company Disclosure Schedule.

(b) All of the outstanding Equity Interests of the Company and its Subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth on Section 2.6(b) of the Company Disclosure Schedule, none of the outstanding Equity Interests of the Company or its Subsidiaries is entitled or subject to any right of first offer or refusal, co-sale rights, preemptive right, right of participation, right of maintenance or any similar right, except as set forth in the Company LLC Agreement. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Equity Interests of the Company or its Subsidiaries, except as set forth in the Company LLC Agreement. Neither the Company nor any of its Subsidiaries is under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any Equity Interests of the Company or its Subsidiaries or other securities, except as set forth in the Company LLC Agreement.

(c) Except as set forth on Section 2.6(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.

(d) Except as set forth on Section 2.6(d) of the Company Disclosure Schedule and as set forth in the Company LLC Agreement, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Equity Interests of the Company or its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Equity Interests of the Company or its Subsidiaries; (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Equity Interests in the Company or its Subsidiaries; or (iv) outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or its Subsidiaries.

(e) Except as set forth on Section 2.6(e) of the Company Disclosure Schedule, all outstanding Equity Interests of the Company and its Subsidiaries have been issued and granted in material compliance with the Organizational Documents of the Company and its Subsidiaries, respectively, in effect as of the relevant time and all applicable securities Laws and other applicable Law.

(f) All distributions, dividends, repurchases and redemptions of the Equity Interests of the Company and its Subsidiaries were undertaken in material compliance with (i) the Organizational Documents of the Company and its Subsidiaries, respectively, in effect as of the relevant time and all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

2.7 Financial Statements.

(a) The Company has provided to Buyer true and complete copies of (i) the Company’s audited balance sheets at December 31, 2019 and December 31, 2020 (the “Company Audited Balance Sheet”), together with related audited statements of income, members’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended (the “Company Audited Financial Statements” or the “Company Financial Statements”) and (ii) the pro forma information set forth on Section 2.7(a) of the Company Disclosure Schedule (the “Pro Forma Information”). The Company Financial Statements were prepared in accordance with GAAP, fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein and are suitable for inclusion in the Proxy Statement and Registration Statement. The Pro Forma Information was prepared in good faith, is accurate in all material respects and presents fairly on a pro forma basis the estimated consolidated financial position of the Company and its Subsidiaries as of September 30, 2021, assuming the Subsidiaries (and Truverse) were owned by the Company as of such date. The assumptions underlying the Pro Forma Information are reasonable, and the Pro Forma Information has been prepared with a reasonable basis after due consideration by the Company to the underlying assumptions, estimates and other applicable facts and circumstances. None of the Company or any of its Subsidiaries has any reason to believe that the Pro Forma Information is misleading in any material respect in light of the circumstances existing at the time of preparation thereof.

(b) Each of the additional financial statements referred to in Section 5.19 when delivered by the Company in accordance with Section 5.19 will, when so delivered, be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in members’ equity, and cash flows of the Company and its consolidated Subsidiaries, as applicable, as of the dates of and for the periods referred to therein.

(c) The Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability of the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(d) All accounts, books and ledgers of the Company that form the basis of the Company Financial Statements and Pro Forma Information have been properly and accurately kept and completed in all material respects.

(e) The Company is not a party to or bound by “off-balance sheet arrangements” (as defined in Item 303(e) of Regulation S-K under the Exchange Act).

(f) Since the Relevant Date, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company or its Subsidiaries, the Company Board, the board of directors of any of its Subsidiaries or any committee thereof. Since the Relevant Date, neither the Company nor its independent auditors have identified (i) any fraud, whether or not material, that involves the Company or any of its Subsidiaries, the Company’s or any of its Subsidiaries’ management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, (ii) any significant deficiency or material weakness, if any, in the design or operation of internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

2.8 Absence of Changes. Except as set forth on Section 2.8 of the Company Disclosure Schedule, between September 30, 2021 and the date of this Agreement, each of the Company and its Subsidiaries has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Buyer pursuant to Section 4.2 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9 Absence of Undisclosed Liabilities. Except as set forth on Section 2.9 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (each a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet under GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Audited Balance Sheet or the pro forma balance sheet included in the Pro Forma Information; (b) Liabilities that have been incurred by the Company since September 30, 2021 in the Ordinary Course of Business; (c) Liabilities for performance of obligations of the Company under Company Contracts (other than for breach thereof); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

2.10 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its respective business or operations or purported to be owned by it that are material to the Company, its

Subsidiaries, or their business, taken as a whole, including: (a) all tangible assets reflected on the balance sheet included in the Pro Forma Information (except for assets disposed of in the Ordinary Course of Business since September 30, 2021); and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company or its Subsidiaries. All of such assets are owned or, in the case of leased assets, leased by the Company or its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11 Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. Except as set forth on Section 2.11 of the Company Disclosure Schedule, the Company has made available to Buyer (a) an accurate and complete list of all real properties with respect to which the Company and its Subsidiaries directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of, or occupied or leased by the Company or its Subsidiaries, and (b) copies of all leases under which any such real property is possessed, occupied or leased (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

2.12 Intellectual Property.

(a) Section 2.12(a) of the Company Disclosure Schedule sets forth a complete and correct list of all of the Company Registered IP. The Company is the owner of the Company Registered IP and, to the Knowledge of the Company, all of the Company Registered IP is valid, subsisting and enforceable. Except with regard to the Company Registered IP selected to be abandoned because such Company Registered IP is no longer in use and has no commercial value, all required filings, fees and documents necessary to, as applicable, prosecute and maintain each Company Registered IP have been timely paid or filed. As of the date of this Agreement, except as set forth on Section 2.12(a) of the Company Disclosure Schedule, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration) or notice, judgment, claim, dispute, challenge, opposition, cancellation or nullity proceeding, or threats to commence the same, is outstanding, pending, threatened in writing or, to the Knowledge of the Company, threatened, in which the scope, validity, enforceability or ownership of any Company Registered IP is being or has been contested or challenged. The Company and its Subsidiaries have taken or caused to be taken commercially reasonable steps to protect the Company’s and its Subsidiaries’ rights in and to each item of such Company Registered IP and to prevent the unauthorized use thereof by any other Person.

(b) Except as set forth in Section 2.12(b) of the Company Disclosure Schedule, the Company and its Subsidiaries (i) own and have the valid right to use and license all right, title and interest in and to all Company IP, free and clear of all Encumbrances other than Permitted Encumbrances, and (ii) have the valid right to use all other material Intellectual Property Rights that are material to the conduct of their respective businesses as currently conducted. Each of the Company and its Subsidiaries has taken and continues to take commercially reasonable measures to protect and maintain all material Trade Secrets included in Company IP. There has not been any unauthorized, use, theft, or access to such Trade Secrets.

(c) Each Company In-Bound License and Company Out-Bound License providing for aggregate payments to or from the Company in any 12-month period in excess of $100,000 (collectively, “Material Company IP Contracts”) and COTS License is valid and binding the Company or its Subsidiaries and is in full force and effect. Neither the Company or its Subsidiaries, nor any other party thereto is, or is alleged to be, in breach of or default under, any Material Company IP Contract or COTS License. Neither the Company or its Subsidiaries, nor any other party thereto, has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Material Company IP Contract or COTS License. The Company and its Subsidiaries have the valid and enforceable right to use all Intellectual Property Rights provided to it under the Material Company IP Contracts and COTS Licenses.

(d) To the Knowledge of the Company, the operation of the businesses of the Company as currently conducted, and as conducted since the Relevant Date, does not and has not infringed, misappropriated or otherwise violated any valid and enforceable Registered IP or any other Intellectual Property Right owned by any other Person in any material manner and, to the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Company IP or any Intellectual Property Rights exclusively licensed or sublicensed to the Company or its Subsidiaries in any material manner. To the Knowledge of the Company, except as set forth in Section 2.12(d) of the Company Disclosure Schedule, as of the date of this Agreement, no Legal Proceeding is pending or threatened in writing (or, to the Knowledge of the Company, is threatened) (A) against the Company or its Subsidiaries alleging that the operation of the businesses of the Company or its Subsidiaries infringes or constitutes the misuse, misappropriation or other violation of any Intellectual Property Rights of another Person in any material manner or (B) by the Company or its Subsidiaries alleging that another Person has infringed, misused, misappropriated or otherwise violated any of the Company IP or any Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries in any material manner. To the Knowledge of the Company, except as set forth in Section 2.12(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of the Company or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person in any material manner.

(e) Except as set forth in Section 2.12(e) of the Company Disclosure Schedule, none of the Company IP or, to the Knowledge of the Company, any Intellectual Property Rights exclusively licensed to or exclusively sublicensed to the Company or its Subsidiaries is subject to any threatened, pending or outstanding injunction, directive, order, judgment or other disposition of dispute that restricts the use, transfer, registration or licensing by the Company or its Subsidiaries of any such Company IP or Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries in any material manner.

(f) Neither the Company nor any of its Subsidiaries uses open source software in any manner that obligates the Company or any of its Subsidiaries to license, distribute, disclose, or otherwise make available (A) any source code or (B) any products offered by the Company or any of its Subsidiaries on a royalty free basis or for a minimal charge.

2.13 Agreements, Contracts and Commitments. Except as set forth on Section 2.13 of the Company Disclosure Schedule, the Company has delivered or made available to Buyer accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth on Section 2.13 of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. Since the Relevant Date, except as set forth Section 2.13 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has, nor to the Knowledge of the Company, as of the date of this Agreement, has any other party to a Company Material Contract, materially breached, violated or defaulted under, or received notice that it materially breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person has a right pursuant to the terms of any Company Material Contract to change any material amount paid or payable to the Company or its Subsidiaries under any Company Material Contract or any other material term or provision of any Company Material Contract, and no Person has indicated in writing to the Company or its Subsidiaries that it desires to renegotiate, modify, not renew or cancel any Company Material Contract.

2.14 Compliance; Permits; Restrictions.

(a) The Company and its Subsidiaries are, and since the Relevant Date have been, in compliance in all material respects with all applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is, to the Knowledge of the Company, pending or threatened against the Company or its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or its Subsidiaries, any acquisition of material property by the Company or its Subsidiaries or the conduct of business by the Company or its Subsidiaries as currently conducted, (ii) would be reasonably likely to have an adverse effect on the Company’s or its Subsidiaries’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) would be reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). The Company and its Subsidiaries are in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit.

(c) The Company and its Subsidiaries have implemented and maintain policies, procedures, and practices governing Personal Information that comply in all material respects with all applicable Data Protection Laws and the Company’s Contracts. Such policies, procedures, and practices have been followed in all material respects in the conduct of the business of the Company and its Subsidiaries. The Company and its Subsidiaries have adopted information security and privacy programs, including commercially reasonable administrative, physical, and technical safeguards, consistent with industry standards, to protect the confidentiality, integrity, availability and security of Sensitive Data against unauthorized access, use, modification, disclosure or other misuse.

(d) The Company and its Subsidiaries have used commercially reasonable efforts to prevent the introduction (i) into any software owned by the Company or its Subsidiaries, or (ii) into the IT Systems, and, to the Knowledge of the Company, such IT Systems do not contain, any ransomware, disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials in any material manner. The Company and its Subsidiaries have used commercially reasonable efforts to promptly implement material security patches that are generally available for the IT Systems. To the Knowledge of the Company, the IT Systems have not suffered any unplanned or critical failures, continued substandard performance, errors, breakdowns or other adverse events that have caused any material disruption or interruption in the operation of the business of the Company and its Subsidiaries in any material manner.

(e) The Company and its Subsidiaries are, and since the Relevant Date have been, in material compliance with all applicable Data Protection Laws, the Company’s and Subsidiaries’ obligations under Contracts, and the Company and Subsidiaries privacy policies relating to Personal Information, including requirements regarding the acquisition, collection, storage, confidentiality, use, disclosure, transfer, destruction, and any other processing of Personal Information. The Company and its Subsidiaries have not received any written subpoenas, demands, or other notices from any Governmental Body investigating, inquiring into, or otherwise relating to any actual or potential material violation of any Data Protection Laws. To the Company’s Knowledge, the Company and its Subsidiaries are not under investigation by any Governmental Body for any violation of any Data Protection Laws in any material respect. No written notice, complaint, claim, enforcement action, or litigation has been served on, or, to the Company’s Knowledge, initiated against the Company or its Subsidiaries alleging violation of any Data Protection Laws. The execution of this Agreement by the Company and the other documents contemplated hereby, and the consummation of the transactions contemplated hereunder and thereunder, do not violate any privacy policy, terms of use, Contract or applicable Law relating to the use, dissemination, transfer or other processing of any Sensitive Data in any material respect.

(f) The Company and its Subsidiaries have not suffered any material Security Incident. To the Knowledge of the Company, no service provider (in the course of providing services for or on behalf of the Company or any of its Subsidiaries) has suffered any material Security Incident.

2.15 Legal Proceedings; Orders. Except as set forth on Section 2.15 of the Company Disclosure Schedule:

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has after the Relevant Date threatened to commence any Legal Proceeding: (i) that involves (A) the Company or its Subsidiaries, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Since the Relevant Date through the date of this Agreement, no Legal Proceeding has been pending against the Company or its Subsidiaries that resulted in material liability to the Company or its Subsidiaries.

(c) There is no order, writ, injunction, judgment or decree to which the Company, its Subsidiaries, or any of the material assets owned or used by the Company or its Subsidiaries, is subject. To the Knowledge of the Company, no officer or employee of the Company or its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or its Subsidiaries or to any material assets owned or used by the Company or its Subsidiaries.

2.16 Tax Matters.

(a) Except as set forth on Section 2.16(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns, other than Tax Returns subject to a valid extension granted in the Ordinary Course of Business, that it has been required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where the Company (or its Subsidiary) does not file a particular Tax Return or pay a particular Tax that the Company (or its Subsidiary) is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by the Company and each of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of the Company did not, as of September 30, 2021, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the balance sheet included with the Pro Forma Information or the Company Audited Balance Sheet. Since September 30, 2021, none of the Company or any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that the Company and its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than statutory Encumbrances for current Taxes or other governmental charges, assessments or levies that are not yet due and payable) upon any of the assets of the Company.

(e) No deficiencies for income or other material Taxes with respect to the Company or any of its Subsidiaries has been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. The Company has not waived (and none of the Company’s predecessors or Subsidiaries has waived) any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) None of the Company or any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(g) None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date.

(h) The Company has, at all times since its formation, been properly classified as a partnership for U.S. federal and applicable state and local Tax purposes. The current U.S. federal income tax classification of each Subsidiary of the Company is listed on Section 2.16(h) of the Company Disclosure Schedule.

(i) None of the Company or any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(j) None of the Company or any of its Subsidiaries has taken or agreed to take any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(k) None of the Company or any of its Subsidiaries has ever had a permanent establishment or other taxable presence (as determined pursuant to an applicable tax treaty or applicable foreign Tax Law) in any country other than the country of its formation

(l) Each of the Company and its Subsidiaries has repaid, or will repay prior to Closing, the amount of any payroll Taxes the payment of which has been deferred or delayed as permitted under the CARES Act or any similar applicable federal, state, local or non-U.S. Law.

(m) Except as set forth on Section 2.16(m) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) has availed itself of relief pursuant to Section 2301 of the CARES Act or any similar applicable federal, state, local or non-U.S. Law, (ii) has received a Paycheck Protection Program loan under the CARES Act, or (iii) has any expenses that are nondeductible under IRS Notice 2020-32 (or any successor thereto) or comparable provisions of state or local law.

For purposes of this Section 2.16, each reference to the Company or its Subsidiary shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company or such Subsidiary, as applicable.

2.17 Employee and Labor Matters; Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of all material Company Benefit Plans. As applicable with respect to each material Company Benefit Plan (other than any Company Benefit Plan that is sponsored by a professional employer organization (a “Company PEO Plan”)), the Company has made available to Buyer, true and complete copies of (to the extent applicable) (i) the governing plan document or agreement, including all amendments thereto, and in the case of an unwritten material Company Benefit Plan, a written summary of all material plan terms, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the two most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings for the period since the Relevant Date and ending on the date hereof concerning IRS or Department of Labor or other Governmental Body inquiries, audits or investigations, or concerning “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, (viii) all policies and procedures established to comply with the privacy and security rules of the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, all as amended from time to time (collectively “HIPAA”), and (ix) any written reports constituting a valuation of the Company Units used by the Company for purposes of Sections 409A or 422 of the Code, whether prepared internally by the Company or by an outside, third-party valuation firm. As applicable with respect to each material Company PEO Plan, the Company has made available to Buyer a true and complete copy of the current summary plan description and each summary of material modifications thereto.

(b) Each Company Benefit Plan other than a Company PEO Plan and, to the Knowledge of the Company, each Company PEO Plan, has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act, as amended and as applicable, and all other Laws.

(c) Each Company Benefit Plan (but to the Knowledge of the Company with respect to any Company PEO Plan) that is intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter or opinion letter from the IRS on which it may currently rely to the effect that such Company Benefit Plan is qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of the Company, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Company Benefit Plan or the tax exempt status of the related trust.

(d) Except as set forth on Section 2.17(d) of the Company Disclosure Schedule, neither the Company nor any Company ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability, or has since the Relevant Date, maintained, contributed to, or been required to contribute to, or had any actual or contingent liability, with respect to, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that is (i) subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) maintained by more than one employer (within the meaning of Section 413 of the Code) or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(e) There are no pending audits or investigations, and during the period since the Relevant Date ending on the date hereof have been no audits or investigations, by any Governmental Body involving any Company Benefit Plan (but to the Knowledge of the Company with respect to any Company PEO Plan), and no pending or, to the Knowledge of the Company, reasonably threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan, any fiduciary thereof or service provider thereto, or any pending application or filing under a government-sponsored voluntary compliance, self-correction or similar program, in any case except as would not be reasonably expected to result in material liability to the Company. All contributions and premium payments required to have been made by the Company or any Company ERISA Affiliate under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made or properly accrued in all material respects and neither the Company nor any Company ERISA Affiliate has any material liability for any unpaid contributions with respect to any Company Benefit Plan.

(f) None of the Company, nor any Company ERISA Affiliate, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Company Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Company Benefit Plan that would result in the imposition of a material Tax, penalty or liability for a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code. To the Knowledge of the Company, nothing has occurred with respect to any Company Benefit Plan that has resulted in, or could reasonably be expected to result in, a penalty or other liability under Section 502 of ERISA, an excise tax under the Code, liability to the Pension Benefit Guaranty Corporation, other than premium payments, or any Tax under Code Section 4980H.

(g) Except as set forth on Section 2.17(g) of the Company Disclosure Schedule, no Company Benefit Plan, other than a Company PEO Plan, provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither the Company nor any Company ERISA Affiliate has made a written or oral representation promising the same.

(h) Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment), will (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of the Company or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan other than a Company PEO Plan, or to withdraw participation from any Company PEO Plan.

(i) Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any Person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as an “excess parachute payment” (within the meaning of Code Section 280G).

(j) Except as set forth on Section 2.17(j) of the Company Disclosure Schedule, each Company Benefit Plan or other agreement, arrangement, practice or program providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

(k) No current or former employee, officer, director, independent contractor or other service provider of the Company or any of its Subsidiaries is entitled to any gross up or other right or assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999 pursuant to any Company Benefit Plan or agreement or arrangement with the Company or any of its Subsidiaries.

(l) No Company Benefit Plan is maintained for the benefit of any current or former service provider of the Company or any of its Subsidiaries who works outside of the United States or, except for a Company PEO Plan, otherwise is subject to the Laws of any Governmental Body other than those of the United States.

(m) Neither the Company nor any of its Subsidiaries is, nor has ever been, a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company, including through the filing of a petition for representation election. There is not, and has not been since the Relevant Date, any pending or threatened strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company or any of its Subsidiaries. No event has occurred, and, to the Knowledge of the Company, no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.

(n) Each of the Company and its Subsidiaries is, and since the Relevant Date has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company, with respect to employees of the Company, each of the Company, since the Relevant Date: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). Except as set forth on Section 2.17(n) of the Company Disclosure Schedule, there are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company relating to any employee, applicant for employment, consultant, employment agreement or Company Benefit Plan (other than routine claims for benefits).

(o) Except as set forth on Section 2.17(o) of the Company Disclosure Schedule or as would not be reasonably likely to result in a material liability to the Company, with respect to each individual who currently renders services to the Company, the Company has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company has accurately classified him or her as exempt from or ineligible for overtime under all applicable Laws. Except as set forth on Section 2.17(o) of the Company Disclosure Schedule, the Company does not have any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from or ineligible for overtime under all applicable Laws.

(p) Since the Relevant Date, neither the Company nor any of its Subsidiaries has implemented any “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local Law, and no such “plant closing” or “mass layoff” will be implemented before the Closing Date without advance notification to and approval of Buyer, and there has been no “employment loss” as defined by the WARN Act within the 90 days prior to the Closing Date.

(q) Except as set forth on Section 2.17(q) of the Company Disclosure Schedule, there is not currently, and since the Relevant Date has there been, any Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of the Company, threatened against the Company relating to labor, employment, employment practices, or terms and conditions of employment.

2.18 Environmental Matters. Except as would not, either individually or in the aggregate, reasonably be expected to be material to the Company, its Subsidiaries or their business, taken as a whole: (a) each of the Company and its Subsidiaries complies with and since the Relevant Date has complied with all applicable Environmental Laws, which compliance includes the possession by the Company and its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof; (b) neither the Company nor any of its Subsidiaries has received since the Relevant Date any written notice, whether from a Governmental Body or other Person, that alleges that the Company or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law; (c) to the Knowledge of the Company, there are no facts, events or circumstances that would reasonably be expected to prevent or interfere with the Company’s or its Subsidiaries’ compliance with any Environmental Law or give rise to liabilities pursuant to Environmental Law; (d) none of the Company or its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or released any Hazardous Materials, or owned or operated any property or facility (and, to the Knowledge of the Company, no such property or facility is contaminated by any Hazardous Materials), in each case, in a manner that has given or would reasonably be expected to give rise to liability of the Company or its Subsidiaries pursuant to Environmental Law; (e) no Consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the Contemplated Transactions; and (f) none of the Company or its Subsidiaries has, either expressly or by operation of Law, assumed or undertaken any liability of any other Person relating to Environmental Laws. The representations and warranties set forth in Sections 2.7, 2.9, 2.15 and this 2.18 are the Company’s sole and exclusive representations and warranties regarding environmental matters.

2.19 Insurance. The Company has delivered or made available to Buyer accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as set forth on Schedule 2.19 of the Company Disclosure Schedules, there are no claims pending under any such insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Each of such insurance policies is in full force and effect and the Company and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Relevant Date, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company or its Subsidiaries for which the Company or its Subsidiaries has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

2.20 No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule and other than Prem Parameswaran Advisors LLC, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

2.21 Transactions with Affiliates. Except as set for in Section 2.21 of the Company Disclosure Schedule, there have been no material transactions or relationships, since the Relevant Date, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or, to the Knowledge of the Company, any of such officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Units or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act. The Company and its Subsidiaries are not indebted to any director, officer or employee of the Company (except for any members’ equity in connection with the ownership of Company Units, amounts due as salaries and bonuses (other than current payroll), other amounts due under employment agreements, retention agreements or employee benefit plans and amounts payable in reimbursements of expenses), and no such director, officer or employee is indebted to the Company or its Subsidiaries, as applicable.

2.22 Anti-Bribery and International Trade Laws.

(a) None of the Company, its Subsidiaries, nor any of their respective directors, officers, employees or, to the to the Knowledge of the Company, agents or any other Person acting on behalf of the Company or any of its Subsidiaries has during the past five years directly or indirectly (x) made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or (y) given anything of value to any Person, Government Official, political party, party official, or candidate for the purpose of improperly inducing any action or inaction or influencing any decision to obtain or retain business or provide an improper or undue advantage or favor, or taken any other action, in each case with respect to clause (x) and (y), in violation of the Foreign Corrupt Practices Act of 1977 or any other applicable anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company and its Subsidiaries are not nor have they since the Relevant Date been the subject of any Legal Proceedings regarding actual or alleged violations of any applicable Anti-Bribery Laws. No such Legal Proceeding is pending or threatened, and there are no known circumstances which are likely to give rise to any such Legal Proceedings by any Governmental Body.

(b) Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees or, to the Knowledge of the Company, agents or any other Person acting on behalf of the Company or any of its Subsidiaries, is a Sanctioned Person.

(c) Neither the Company nor any of its Subsidiaries (i) has assets located in, or otherwise directly or indirectly derives revenues from or engages in, investments, dealings, activities, or transactions in or with, any Sanctioned Country; or (ii) directly or indirectly derives revenues from or engages in investments, dealings, activities, or transactions with, any Prohibited Person.

(d) The Company and each of its Subsidiaries, as well as their respective directors, officers, employees and, to the Knowledge of the Company, agents or any other Person acting on behalf of the Company or any of its Subsidiaries, has since the Relevant Date, and is currently, in compliance with Anti-Money Laundering Laws, Export Controls and Sanctions.

(e) The Company has instituted and maintained since the Relevant Date policies and procedures reasonably designed to ensure compliance by the Company, its Subsidiaries, and their respective directors, officers, employees, and agents with Anti-Bribery Laws, Anti-Money Laundering Laws, Export Controls and Sanctions.

2.23 COVID-19 Matters. Except as set forth in Section 2.23 of the Company Disclosure Schedule, each of the Company and its Subsidiaries is in compliance in all material respects with any and all COVID-19 Measures, including as may be applicable to any location in which the Company or its Subsidiaries operates. No event has occurred and no condition exists that would reasonably be expected to interfere with or impede the availability of the workforce of the Company or any of its Subsidiaries to conduct its business. Section 2.23 of the Company Disclosure Schedule sets forth a list of each loan, exclusion, forgiveness, application for assistance or other item which the Company or any of its Subsidiaries has received or for which the Company or any of its Subsidiaries has applied pursuant to any COVID-19 Measure, including any “Paycheck Protection Program” loan, “Economic Stabilization Fund” loan or other United States Small Business Administration loan, which receipt and/or application is in compliance with all applicable Laws. Except as set forth in Section 2.23 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has had any actual or anticipated workforce changes resulting from disruptions caused by COVID-19 or COVID-19 Measures, including any actual or expected terminations, layoffs, furlough, shutdowns (whether voluntary or by decree, judgment, injunction or other), nor are any such changes currently contemplated.

2.24 Truverse Transaction. Pursuant to that certain Share and Unit Exchange Agreement, dated as of December 13, 2021, by and among the Company, Truverse, Inc., a Delaware corporation (“Truverse”), and Truverse HoldCo, Inc., a Delaware corporation (the “Exchange Agreement”), the Company has acquired 100% of issued and outstanding capital stock of Truverse. Truverse is a wholly-owned Subsidiary of the Company.

2.25 Disclaimer of Other Representations or Warranties

(a) Except as previously set forth in this Section 2 or in any certificate delivered by the Company to Buyer pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

(b) The Company acknowledges and agrees that, except for the representations and warranties of Buyer set forth in Section 3, neither the Company nor any of its Representatives is relying on any other representation or warranty of Buyer or any other Person made outside of Section 3, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case, with respect to the Contemplated Transactions.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to Section 10.12(h), except (a) as set forth in the disclosure schedule delivered by Buyer to the Company (the “Buyer Disclosure Schedule”) or (b) as disclosed in Buyer’s SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Buyer represents and warrants to the Company as follows:

3.1 Due Organization; No Subsidiaries.

(a) Section 3.1(a) of the Buyer Disclosure Schedule sets forth, for each of Buyer and its Subsidiaries, its name and jurisdiction of organization or incorporation. Except as set forth in Section 3.1(a) of the Buyer Disclosure Schedule, each of Buyer and its Subsidiaries is duly organized or incorporated, validly existing and in good standing under the Laws of its jurisdiction of organization or incorporation, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of Buyer or its Subsidiaries to consummate the Contemplated Transactions.

(b) Except as set forth in Section 3.1(a) of the Buyer Disclosure Schedule, each of Buyer and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Buyer Material Adverse Effect.

(c) Except as set forth in Section 3.1(c) of the Buyer Disclosure Schedule, Buyer does not have any Subsidiary, and does not directly or indirectly own any Equity Interest or profit sharing interest of any nature in, or control directly or indirectly, any other Entity.

(d) Except as set forth in Section 3.1(d) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries is or has been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business Entity. Neither Buyer nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Buyer nor any of its Subsidiaries, at any time, has been a general partner of, or has otherwise been liable for, any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. Buyer has made available to the Company accurate and complete copies of Organizational Documents of Buyer and its Subsidiaries in effect as of the date of this Agreement.

3.3 Authority; Binding Nature of Agreement.

(a) Buyer has all necessary corporate power and authority to enter into and, subject to receipt of the Required Buyer Stockholder Vote, to perform its obligations hereunder and to consummate the Contemplated Transactions. The Buyer Board (at meetings duly called and held) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Buyer and its stockholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of New Buyer Common Stock to the members of the Company pursuant to the terms of this Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Buyer vote to approve the Buyer Stockholder Matters.

(b) This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Fairness Opinion. The Buyer Board received the written opinion of Scura Partners, LLC (the “Buyer Financial Advisor”) to the effect that, as of the date of this Agreement and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Cash/Note Merger Consideration is fair, from a financial point of view, to holders of the Buyer Common Stock. The opinion of the Buyer Financial Advisor has not been withdrawn, revoked or modified as of the date of this Agreement. Buyer will make available to the Company solely for informational purposes a copy of the executed opinion as soon as practicable following the execution of this Agreement (it being understood and agreed that such opinion is for the benefit of the Buyer Board and may not be relied upon by the Company).

3.5 Vote Required. The affirmative vote of the holders of a majority of the voting power of the shares of Buyer Common Stock outstanding on the record date for the Buyer Stockholders’ Meeting is the only vote of the holders of any class or series of Buyer Capital Stock necessary to approve the Buyer Stockholder Matters (the “Required Buyer Stockholder Vote”).

3.6 Non-Contravention; Consents. Subject to obtaining the Required Buyer Stockholder Vote, the filing of the Certificate of Merger required by the DGCL and the DLLCA, and the filing required under the HSR Act, neither (x) the execution, delivery or performance of this Agreement by Buyer, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Buyer or its Subsidiaries;

(b) contravene, conflict with or result in a material violation of, or, to the Knowledge of Buyer, give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which Buyer or its Subsidiaries, or any of the assets owned or used by Buyer or its Subsidiaries, is subject, except as would not reasonably be expected to be material to Buyer, its Subsidiaries, or their business, taken as a whole;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Buyer or its Subsidiaries, except as would not reasonably be expected to be material to Buyer, its Subsidiaries, or their business, taken as a whole;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Buyer Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Buyer Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Buyer Material Contract; (iii) accelerate the maturity or performance of any Buyer Material Contract; or (iv) cancel, terminate or modify any term of any Buyer Material Contract, except in any such case as would not be reasonably likely to result in a Buyer Material Adverse Effect; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Buyer or its Subsidiaries (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 3.6 of the Buyer Disclosure Schedule under any Buyer Contract, (ii) the Required Buyer Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, (iv) the filing required under the HSR Act, and (v) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, Buyer is not, or will not be, required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement, or (B) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Buyer to consummate the Contemplated Transactions. The Buyer Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions or reasonably be expected to have a Buyer Material Adverse Effect. No Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.7 Capitalization.

(a) The authorized Buyer Capital Stock as of the date of this Agreement consists of (i) 100,000,000 shares of Buyer Common Stock, par value $0.01 per share, of which 37,208,434 shares are issued and outstanding as of the date of this Agreement, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share; of such preferred stock, 1,000,000 shares are designated as Series A Participating Preferred Stock, of which no share is issued and outstanding as of the date of this Agreement. Buyer holds 171,920 shares of its capital stock in its treasury. The authorized Equity Interests of each of Buyer’s Subsidiaries as of the date of this Agreement are as set forth on Section 3.1(a) of the Buyer Disclosure Schedule. The authorized Equity Interests of each of Buyer’s Subsidiaries as of the date of this Agreement are as set forth on Section 3.1(a) of the Buyer Disclosure Schedule.

(b) All of the outstanding Equity Interests of Buyer and its Subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding Equity Interests of Buyer or its Subsidiaries is entitled or subject to any right of first offer or refusal, co-sale rights, preemptive right, right of participation, right of maintenance or any similar right. Except as contemplated herein, there is no Buyer Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Equity Interests of Buyer or its Subsidiaries. Neither Buyer nor any of its Subsidiaries is under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any Equity Interests of Buyer or its Subsidiaries or other securities.

(c) Except as set forth on Section 3.7(c) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries has any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.

(d) Except as set forth on Section 3.7(d) of the Buyer Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Equity Interests of Buyer or its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Equity Interests of Buyer or its Subsidiaries; (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Equity Interests in Buyer or its Subsidiaries; or (iv) outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Buyer or its Subsidiaries.

(e) All outstanding Equity Interests of Buyer and its Subsidiaries have been issued and granted in material compliance with the Organizational Documents of Buyer and its Subsidiaries, respectively, in effect as of the relevant time and all applicable securities Laws and other applicable Law.

(f) All distributions, dividends, repurchases and redemptions of the Equity Interests of Buyer and its Subsidiaries were undertaken in material compliance with (i) the Organizational Documents of Buyer and its Subsidiaries, respectively, in effect as of the relevant time and all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

3.8 SEC Filings; Financial Statements.

(a) Buyer has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Buyer with the SEC since January 1, 2019 (the “Buyer SEC Documents”), except for documents that have been filed electronically on EDGAR and can be obtained on the SEC’s website at www.sec.gov. All statements, reports, schedules, forms and other documents required to have been filed by Buyer or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Buyer SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), including in each case, the rules and regulations promulgated thereunder, and, as of the time they were filed, or if amended or superseded by a filing prior to the date of this Agreement, on the date of the last such amendment or superseding filing prior to the date of this Agreement, none of the Buyer SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to any Buyer SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.8(a), the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Buyer SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Buyer as of the respective dates thereof and the results of operations and cash flows of Buyer for the periods covered thereby. Other than as expressly disclosed in the Buyer SEC Documents filed prior to the date hereof, there has been no material change in Buyer’s accounting methods or principles that would be required to be disclosed in Buyer’s financial statements in accordance with GAAP. All accounts, books and ledgers of Buyer that form the basis of the financial statements have been properly and accurately kept and completed in all material respects.

(c) Buyer’s auditor has at all times since its first date of service to Buyer been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Buyer, “independent” with respect to Buyer within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Buyer, in compliance with subsections (h) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Since January 1, 2019 through the date of this Agreement, Buyer has not received any comment letter from the SEC or the staff thereof. As of the date of this Agreement, Buyer has timely responded to all comment letters of the staff of the SEC relating to the Buyer SEC Documents, and the SEC has not advised Buyer that any final responses are inadequate, insufficient or otherwise non-responsive. Buyer has made available to the Company true, correct and complete copies or all comment letters, written inquiries and enforcement correspondences between the SEC, on the one hand, and Buyer, on the other hand, occurring since January 1, 2019 and will, reasonably promptly following the receipt thereof, make available to the Company any such correspondence sent or received after the date of this Agreement. To the Knowledge of Buyer, as of the date of this Agreement, none of the Buyer SEC Documents is the subject of ongoing SEC audit or investigation or outstanding SEC comment.

(e) Neither Buyer nor, to the Knowledge of Buyer, any director, officer, employee, or internal or external auditor of Buyer has received or otherwise had or obtained actual Knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that Buyer has engaged in questionable accounting or auditing practices. Since January 1, 2019, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, principal accounting officer or general counsel of Buyer, the Buyer Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Buyer is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(g) Buyer has delivered or made available to the Company correct and complete copies of all material correspondences between Nasdaq and Buyer since January 1, 2019.

(h) Buyer maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that Buyer maintains records that in reasonable detail accurately and fairly reflect Buyer’s transactions and dispositions of the assets of Buyer, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Buyer Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Buyer’s assets that could have a material effect on Buyer’s financial statements. Buyer has evaluated the effectiveness of Buyer’s internal control over financial reporting as of January 31, 2021, and, to the extent required by applicable Law, presented in any applicable Buyer SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Buyer has disclosed, based on its most recent evaluation of internal control over financial reporting, to Buyer’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting. Buyer has not identified, based on its most recent evaluation of internal controls over financial reporting, any material weaknesses in the design or operation of Buyer’s internal control over financial reporting.

(i) Buyer maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that (i) all information required to be disclosed by Buyer in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the SEC, and (ii) all such information is accumulated and communicated to Buyer’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.9 Absence of Changes. Except as set forth on Section 3.9 of the Buyer Disclosure Schedule, between the Buyer Balance Sheet Date and the date of this Agreement, each of Buyer and its Subsidiaries has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Buyer Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.10 Absence of Undisclosed Liabilities. Except as set forth on Section 3.10 of the Buyer Disclosure Schedule, as of the date hereof, neither Buyer nor any of its Subsidiaries has any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Buyer Balance Sheet; (b) Liabilities that have been incurred by Buyer since the Buyer Balance Sheet Date in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Buyer under Buyer Contracts (other than for breach thereof); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole.

3.11 Title to Assets. Each of Buyer and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its respective business or operations or purported to be owned by it that are material to Buyer, its Subsidiaries, or their business, taken as a whole, including: (a) all tangible assets reflected on the Buyer Balance Sheet (except for assets disposed of in the Ordinary Course of Business since the Buyer Balance Sheet Date); and (b) all other tangible assets reflected in the books and records of Buyer as being owned by Buyer or its Subsidiaries. All of such assets are owned or, in the case of leased assets, leased by Buyer or its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.12 Real Property; Leasehold. Neither Buyer nor any of its Subsidiaries owns any real property. Buyer has made available to the Company (a) an accurate and complete list of all real properties with respect to which Buyer and its Subsidiaries directly or indirectly hold a valid leasehold interest as well as any other real estate that is in the possession of, or occupied or leased by Buyer or its Subsidiaries, and (b) copies of all leases under which any such real property is possessed, occupied or leased (the “Buyer Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.13 Intellectual Property.

(a) Section 3.13(a) of the Buyer Disclosure Schedule sets forth a complete and correct list of all of the Buyer Registered IP. Buyer is the owner of the Buyer Registered IP and, to the Knowledge of Buyer, all of the Buyer Registered IP is valid, subsisting and enforceable. Except with regard to the Buyer Registered IP selected to be abandoned because such Buyer Registered IP is no longer in use and has no commercial value, all required filings, fees and documents necessary to, as applicable, prosecute and maintain each Buyer Registered IP have been timely paid or filed. As of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration) or notice, judgment, claim, dispute, challenge, opposition, cancellation or nullity proceeding, or threats to commence the same, is outstanding, pending, threatened in writing or, to the Knowledge of Buyer, threatened, in which the scope, validity, enforceability or ownership of any Buyer Registered IP is being or has been contested or challenged. Buyer and its Subsidiaries have taken or caused to be taken commercially reasonable steps to protect Buyer’s and its Subsidiaries’ rights in and to each item of such Buyer Registered IP and to prevent the unauthorized use thereof by any other Person.

(b) Except as set forth in Section 3.13(a) of the Buyer Disclosure Schedule, Buyer and its Subsidiaries (i) own and have the valid right to use and license all right, title and interest in and to all Buyer IP, free and clear of all Encumbrances other than Permitted Encumbrances, and (ii) have the valid right to use all other material Intellectual Property Rights that are material to the conduct of their respective businesses as currently conducted. Each of Buyer and its Subsidiaries has taken and continues to take commercially reasonable measures to protect and maintain all material Trade Secrets included in Buyer IP. There has not been any unauthorized, use, theft, or access to such Trade Secrets.

(c) Each Buyer In-Bound License and Buyer Out-Bound License providing for aggregate payments to or from Buyer in any 12-month period in excess of $100,000 (collectively, “Material Buyer IP Contracts”) and COTS License is valid and binding Buyer or its Subsidiaries and is in full force and effect. Neither Buyer or its Subsidiaries, nor any other party thereto is, or is alleged to be, in breach of or default under, any Material Buyer IP Contract or COTS License. Neither Buyer or its Subsidiaries, nor any other party thereto, has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Material Buyer IP Contract or COTS License. Buyer and its Subsidiaries have the valid and enforceable right to use all Intellectual Property Rights provided to it under the Material Buyer IP Contracts and COTS Licenses.

(d) To the Knowledge of Buyer, the operation of the businesses of Buyer as currently conducted, and as conducted since January 1, 2019, does not and has not infringed, misappropriated or otherwise violated any valid and enforceable Registered IP or any other Intellectual Property Right owned by any other Person in any material manner and, to the Knowledge of Buyer, no other Person is infringing, misappropriating or otherwise violating any Buyer IP or any Intellectual Property Rights exclusively licensed or sublicensed to Buyer or its Subsidiaries in any material manner. To the Knowledge of Buyer, except as set forth in Section 3.13(d) of the Buyer Disclosure Schedule, as of the date of this Agreement, no Legal Proceeding is pending or threatened in writing (or, to the Knowledge of Buyer, is threatened) (A) against Buyer or its Subsidiaries alleging that the operation of the businesses of Buyer or its Subsidiaries infringes or constitutes the misuse, misappropriation or other violation of any Intellectual Property Rights of another Person in any material manner or (B) by Buyer or its Subsidiaries alleging that another Person has infringed, misused, misappropriated or otherwise violated any of the Buyer IP or any Intellectual Property Rights exclusively licensed to Buyer or its Subsidiaries in any material manner. To the Knowledge of Buyer, except as set forth in Section 3.13(d) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of Buyer or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person in any material manner.

(e) Except as set forth in Section 3.13(e) of the Buyer Disclosure Schedule, none of the Buyer IP or, to the Knowledge of Buyer, any Intellectual Property Rights exclusively licensed to or exclusively sublicensed to Buyer or its Subsidiaries is subject to any threatened, pending or outstanding injunction, directive, order, judgment or other disposition of dispute that restricts the use, transfer, registration or licensing by Buyer or its Subsidiaries of any such Buyer IP or Intellectual Property Rights exclusively licensed to Buyer or its Subsidiaries in any material manner.

(f) Neither Buyer nor any of its Subsidiaries uses open source software in any manner that obligates Buyer or any of its Subsidiaries to license, distribute, disclose, or otherwise make available (A) any source code or (B) any products offered by Buyer or any of its Subsidiaries on a royalty free basis or for a minimal charge.

3.14 Agreements, Contracts and Commitments. Buyer has delivered or made available to the Company accurate and complete copies of all Buyer Material Contracts, including all amendments thereto. There are no Buyer Material Contracts that are not in written form. Except as set forth on Section 3.14 of the Buyer Disclosure Schedule, since January 1, 2019, neither Buyer nor any of its Subsidiaries has, nor to the Knowledge of Buyer, as of the date of this Agreement, has any other party to a Buyer Material Contract, materially breached, violated or defaulted under, or received notice that it materially breached, violated or defaulted under, any of the terms or conditions of any Buyer Material Contract. As to Buyer and its Subsidiaries, as of the date of this Agreement, each Buyer Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person has a right pursuant to the terms of any Buyer Material Contract to change any material amount paid or payable to the Buyer or its Subsidiaries under any Buyer Material Contract or any other material term or provision of any Buyer Material Contract, and no Person has indicated in writing to the Buyer or its Subsidiaries that it desires to renegotiate, modify, not renew or cancel any Buyer Material Contract.

3.15 Compliance; Permits; Restrictions.

(a) Buyer and its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws. Except as set forth on Section 3.15(a) of the Buyer Disclosure Schedule, no investigation, claim, suit, proceeding, audit or other action by any Governmental Body is, to the Knowledge of Buyer, pending or threatened against Buyer or its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon Buyer or its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Buyer or its Subsidiaries, any acquisition of material property by Buyer or its Subsidiaries or the conduct of business by Buyer or its Subsidiaries as currently conducted, (ii) would be reasonably likely to have an adverse effect on Buyer’s or its Subsidiaries’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) would be reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Buyer and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Buyer and its Subsidiaries as currently conducted (the “Buyer Permits”). Buyer and its Subsidiaries are in material compliance with the terms of the Buyer Permits. No Legal Proceeding is pending or, to the Knowledge of Buyer, threatened, which seeks to revoke, limit, suspend, or materially modify any Buyer Permit.

(c) Buyer and its Subsidiaries have implemented and maintain, and since January 1, 2019 have maintained, policies, procedures, and practices governing Personal Information that comply in all material respects with all applicable Data Protection Laws and Buyer’s Contracts. Such policies, procedures, and practices have been followed in all material respects in the conduct of the business of Buyer and its Subsidiaries. Buyer and its Subsidiaries have adopted, and since January 1, 2019 have maintained, information security and privacy programs, including commercially reasonable administrative, physical, and technical safeguards consistent with industry standards, to protect the confidentiality, integrity, availability and security of Sensitive Data against unauthorized access, use, modification, disclosure or other misuse.

(d) Since January 1, 2019, Buyer and its Subsidiaries have used commercially reasonable efforts to prevent the introduction (i) into any software owned by Buyer or its Subsidiaries, or (ii) into the IT Systems, and, to the Knowledge of Buyer, such IT Systems do not contain, any ransomware, disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials in any material manner. Buyer and its Subsidiaries have used commercially reasonable efforts to promptly implement material security patches that are generally available for the IT Systems. To the Knowledge of Buyer, the IT Systems have not suffered any unplanned or critical failures, continued substandard performance, errors, breakdowns or other adverse events that have caused any material disruption or interruption in the operation of the business of Buyer and its Subsidiaries in any material manner.

(e) Buyer and its Subsidiaries are, and since January 1, 2019 have been, in material compliance with all applicable Data Protection Laws, Buyer’s and its Subsidiaries’ obligations under their Contracts, and Buyer and Subsidiaries privacy policies relating to Personal Information, including requirements regarding the acquisition, collection, storage, confidentiality, use, disclosure, transfer, destruction, and any other processing of Personal Information. Buyer and its Subsidiaries have not received any written subpoenas, demands, or other notices from any Governmental Body investigating, inquiring into, or otherwise relating to any actual or potential material violation of any Data Protection Laws. To Buyer’s Knowledge, Buyer and its Subsidiaries are not under investigation, nor have they been threatened, by any Governmental Body for any violation of any Data Protection Laws in any material respect. No written notice, complaint, claim, enforcement action, or litigation has been served on, or, to Buyer’s Knowledge, initiated against Buyer or its Subsidiaries alleging violation of any Data Protection Laws. The execution of this Agreement by Buyer and the other documents contemplated hereby, and the consummation of the transactions contemplated hereunder and thereunder, do not violate any privacy policy, terms of use, Contract or applicable Law relating to the use, dissemination, transfer or other processing of any Sensitive Data in any material respect.

(f) Except as set forth on Section 3.15(f) of the Buyer Disclosure Schedule, Buyer and its Subsidiaries have not suffered any material Security Incident. To the Knowledge of Buyer, no service provider (in the course of providing services for or on behalf of Buyer or any of its Subsidiaries) has suffered any material Security Incident.

3.16 Legal Proceedings; Orders. Except as set forth on Section 3.16 of the Buyer Disclosure Schedule:

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of Buyer, no Person has after January 1, 2019 threatened to commence any Legal Proceeding: (i) that involves (A) Buyer or its Subsidiaries, (B) any Buyer Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Buyer or its Subsidiaries; or (ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Since January 1, 2019 through the date of this Agreement, no Legal Proceeding has been pending against Buyer or its Subsidiaries that resulted in material liability to Buyer or its Subsidiaries.

(c) There is no order, writ, injunction, judgment or decree to which Buyer, its Subsidiaries, or any of the material assets owned or used by Buyer or its Subsidiaries, is subject. To the Knowledge of Buyer, no officer or employee of Buyer or its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Buyer or its Subsidiaries or to any material assets owned or used by Buyer or its Subsidiaries.

3.17 Tax Matters.

(a) Each of Buyer and its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns, other than Tax Returns subject to a valid extension granted in the Ordinary Course of Business, that it has been required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where Buyer (or its Subsidiary) does not file a particular Tax Return or pay a particular Tax that Buyer (or its Subsidiary) is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by Buyer and each of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of Buyer did not, as of the Buyer Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Buyer Balance Sheet. Since the Buyer Balance Sheet Date, none of Buyer or any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that Buyer and its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than statutory Encumbrances for current Taxes or other governmental charges, assessments or levies that are not yet due and payable) upon any of the assets of Buyer or its Subsidiaries.

(e) No deficiencies for income or other material Taxes with respect to Buyer or any of its Subsidiaries has been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of Buyer, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Buyer or any of its Subsidiaries. Buyer has not waived (and none of Buyer’s predecessors or any of its Subsidiaries has waived) any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) Buyer has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) None of Buyer or any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h) None of Buyer or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date.

(i) None of Buyer or any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Buyer) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. None of Buyer or any of its Subsidiaries has any Liability for any material Taxes of any Person (other than Buyer) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j) None of Buyer or any of its Subsidiaries has, during the past two (2) years, distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k) None of Buyer or any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(l) None of Buyer or any of its Subsidiaries has taken or agreed to take any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(m) None of Buyer or any of its Subsidiaries has ever had a permanent establishment or other taxable presence (as determined pursuant to an applicable tax treaty or applicable foreign Tax Law) in any country other than the country of its formation.

(n) Each of Buyer and its Subsidiaries has repaid, or will repay prior to Closing, the amount of any payroll Taxes the payment of which has been deferred or delayed as permitted under the CARES Act or any similar applicable federal, state, local or non-U.S. Law.

(o) Except as set forth in Section 3.25 of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries (i) has availed itself of relief pursuant to Section 2301 of the CARES Act or any similar applicable federal, state, local or non-U.S. Law, (ii) has received a Paycheck Protection Program loan under the CARES Act, or (iii) has any expenses that are nondeductible under IRS Notice 2020-32 (or any successor thereto) or comparable provisions of state or local law.

For purposes of this Section 3.17, each reference to Buyer or its Subsidiary shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Buyer or such Subsidiary, as applicable.

3.18 Employee and Labor Matters; Benefit Plans.

(a) Section 3.18(a) of the Buyer Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of all material Buyer Benefit Plans. As applicable with respect to each material Buyer Benefit Plan (other than any Buyer Benefit Plan that is sponsored by a professional employer organization (a “Buyer PEO Plan”)), the Buyer has made available to Company, true and complete copies of (to the extent applicable) (i) the governing plan document or agreement, including all amendments thereto, and in the case of an unwritten material Buyer Benefit Plan, a written summary of all material plan terms, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the two most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings for the three-year period ending on the date hereof concerning IRS or Department of Labor or other Governmental Body inquiries, audits or investigations, or concerning “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, (viii) all policies and procedures established to comply with HIPAA, and (ix) any written reports constituting a valuation of Buyer Capital Stock used by Buyer for purposes of Sections 409A or 422 of the Code, whether prepared internally by Buyer or by an outside, third-party valuation firm. As applicable with respect to each material Buyer PEO Plan, Buyer has made available to the Company a true and complete copy of the current summary plan description and each summary of material modifications thereto.

(b) Each Buyer Benefit Plan other than a Buyer PEO Plan and, to the Knowledge of the Buyer, each Buyer PEO Plan, has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act, as amended and as applicable, and all other Laws.

(c) Each Buyer Benefit Plan (but to the Knowledge of the Buyer with respect to any Buyer PEO Plan) that is intended to meet the qualification (or registration) requirements of Section 401(a) of the Code has received a determination letter or opinion letters from the IRS on which it may currently rely to the effect that such Buyer Benefit Plan is qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of Buyer, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Buyer Benefit Plan or the tax exempt status of the related trust.

(d) Neither Buyer nor any Buyer ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability, or has since January 1, 2019, maintained, contributed to, or been required to contribute to, or had any actual or contingent liability, with respect to, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that is (i) subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) maintained by more than one employer (within the meaning of Section 413 of the Code) or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(e) Except as set forth on Section 3.18(e) of the Buyer Disclosure Schedule, there are no pending audits or investigations, and during the six-year period ending on the date hereof have been no audits or investigations, by any Governmental Body involving any Buyer Benefit Plan (but to the Knowledge of Buyer with respect to the Buyer PEO Plan), and no pending or, to the Knowledge of Buyer, reasonably threatened claims (except for individual claims for benefits payable in the normal operation of Buyer Benefit Plans), suits or proceedings involving any Buyer Benefit Plan, any fiduciary thereof or service provider thereto, or any pending application or filing under a government-sponsored voluntary compliance, self-correction or similar program, in any case except as would not be reasonably expected to result in material liability to Buyer. All contributions and premium payments required to have been made under any of Buyer Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made or properly accrued in all material respects and neither Buyer nor any Buyer ERISA Affiliate has any material liability for any unpaid contributions with respect to any Buyer Benefit Plan.

(f) None of Buyer, nor any Buyer ERISA Affiliate, nor to the Knowledge of Buyer, any fiduciary, trustee or administrator of any Buyer Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Buyer Benefit Plan that would result in the imposition of a material Tax, penalty or liability for a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code. To the Knowledge of Buyer, nothing has occurred with respect to any Buyer Benefit Plan that has resulted in, or could reasonably be expected to result in, a penalty or other liability under Section 502 of ERISA, an excise tax under the Code, liability to the Pension Benefit Guaranty Corporation, other than premium payments, or any Tax under Code Section 4980H.

(g) Except as set forth on Section 3.18(g) of the Buyer Disclosure Schedule, no Buyer Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither Buyer nor any Buyer ERISA Affiliate has made a written or oral representation promising the same.

(h) Except as set forth on Section 3.18(h) of the Buyer Disclosure Schedule, neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment), will (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of Buyer or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Buyer Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Buyer Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Buyer Benefit Plan or (v) limit the right to merge, amend or terminate any Buyer Benefit Plan other than a Buyer PEO Plan, or to withdraw participation from any Buyer PEO Plan.

(i) Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any Person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as an “excess parachute payment” (within the meaning of Code Section 280G).

(j) Each Buyer Benefit Plan or other agreement, arrangement, practice or program providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

(k) No current or former employee, officer, director, independent contractor or other service provider of Buyer or any of its Subsidiaries is entitled to any “gross up” or other right or assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999 pursuant to any Buyer Benefit Plan or agreement or arrangement with Buyer or any of its Subsidiaries.

(l) Each Buyer Benefit Plan that is maintained for employees located outside of the United States and is subject to the Laws of a jurisdiction outside of the United States (other than any such plan to which contributions are mandated by a Governmental Body) (each, a “Foreign Buyer Plan”) (i) has been maintained and operated in all material respects in accordance with the applicable plan document and all applicable Laws, (ii) if intended to qualify for special tax treatment, satisfies all requirements for such treatment, and (iii) if required to be funded, book-reserved or secured by an insurance policy, the fair market value of the assets of each funded Foreign Buyer Plan, the liability of each insurer for any Foreign Buyer Plan funded through insurance or the book reserve established for any Foreign Buyer Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to such Foreign Buyer Plan, according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Buyer Plan.

(m) Except as set forth in Section 3.18(m) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries is, nor since January 1, 2019 has been, a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Buyer, purporting to represent or seeking to represent any employees of Buyer, including through the filing of a petition for representation election. There is not, and has not been in the past three years, nor is there or has there been in the past three years any pending or threatened strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Buyer, any union organizing activity, against Buyer or any of its Subsidiaries. No event has occurred, and, to the Knowledge of Buyer, no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of Buyer, any union organizing activity.

(n) Each of Buyer and its Subsidiaries is, and since January 1, 2018 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Buyer, with respect to employees of Buyer, each of Buyer, since January 1, 2018: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Buyer, threatened or reasonably anticipated against Buyer relating to any employee, applicant for employment, consultant, employment agreement or Buyer Benefit Plan (other than routine claims for benefits).

(o) Except as would not be reasonably likely to result in a material liability to Buyer, with respect to each individual who currently renders services to Buyer, Buyer has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Buyer has accurately classified him or her as exempt from or ineligible for overtime under all applicable Laws. Buyer does not have any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from or ineligible for overtime under all applicable Laws.

(p) Within the preceding three years, neither Buyer nor any of its Subsidiaries has implemented any “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local Law, and no such “plant closing” or “mass layoff” will be implemented before the Closing Date without advance notification to and approval of the Company, and there has been no “employment loss” as defined by the WARN Act within the 90 days prior to the Closing Date.

(q) There is not currently, and in the preceding three years there has not been, any Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of Buyer, threatened against Buyer relating to labor, employment, employment practices, or terms and conditions of employment.

(r) The compensation committee of the Buyer Board (each member of which the Buyer Board has determined is an “independent director” as defined in Nasdaq Listing Rule 5605(a)(2) and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) has taken all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been entered into on or before the date of this Agreement by Buyer or its Subsidiaries with current or future directors, officers or employees of Buyer or its Subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

3.19 Environmental Matters. Except as would not, either individually or in the aggregate, reasonably be expected to be material to Buyer, its Subsidiaries or their business, taken as a whole: (a) each of Buyer and its Subsidiaries complies with and since January 1, 2019 has complied with all applicable Environmental Laws, which compliance includes the possession by Buyer and its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof; (b) neither Buyer nor any of its Subsidiaries has received since January 1, 2019 (or prior to that time, which is pending and unresolved), any written notice, whether from a Governmental Body or other Person, that alleges that Buyer or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law; (c) to the Knowledge of Buyer, there are no facts, events or circumstances that would reasonably be expected to prevent or interfere with Buyer’s or its Subsidiaries’ compliance with any Environmental Law or give rise to liabilities pursuant to Environmental Law, (d) none of Buyer or its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or released any Hazardous Materials, or owned or operated any property or facility (and, to the Knowledge of Buyer, no such property or facility is contaminated by any Hazardous Materials), in each case, in a manner that has given or would reasonably be expected to give rise to liability of Buyer or its Subsidiaries pursuant to Environmental Law; (e) no Consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the Contemplated Transactions; and (f) none of Buyer or its Subsidiaries has, either expressly or by operation of Law, assumed or undertaken any liability of any other Person relating to Environmental Laws. The representations and warranties set forth in Sections 3.8, 3.10, 3.15 and this 3.19 are Buyer’s sole and exclusive representations and warranties regarding environmental matters.

3.20 Insurance. Buyer has delivered or made available to Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Buyer and its Subsidiaries. Except as set forth on Section 3.20 of the Buyer Disclosure Schedules, there are no claims pending under any such insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Each of such insurance policies is in full force and effect and Buyer and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2019, neither Buyer nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Buyer and its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Buyer or its Subsidiaries for which Buyer or its Subsidiaries has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Buyer or any of its Subsidiaries of its intent to do so.

3.21 No Financial Advisors. Other than Cowen and Company, LLC, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Buyer or any of its Subsidiaries.

3.22 Transactions with Affiliates. There have been no material transactions or relationships, since the Buyer Balance Sheet Date, between, on one hand, Buyer or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of Buyer or any of its Subsidiaries or, to the Knowledge of Buyer, any of such officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Buyer Capital Stock or (c) to the Knowledge of Buyer, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Buyer) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act. Buyer and its Subsidiaries are not indebted to any director, officer or employee of Buyer (except for any stockholders’ equity in connection with the ownership of Buyer Capital Stock, amounts due as salaries and bonuses (other than current payroll), other amounts due under employment agreements, retention agreements or employee benefit plans and amounts payable in reimbursements of expenses), and no such director, officer or employee is indebted to Buyer or its Subsidiaries, as applicable.

3.23 Anti-Bribery and International Trade Laws.

(a) None of Buyer, its Subsidiaries, nor any of their respective directors, officers, employees or, to the Knowledge of Buyer, agents or any other Person acting on behalf of Buyer or any of its Subsidiaries has during the past five years directly or indirectly (x) made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or (y) given anything of value to any Person, Government Official, political party, party official, or candidate for the purpose of improperly inducing any action or inaction or influencing any decision to obtain or retain business or provide an improper or undue advantage or favor, or taken any other action, in each case with respect to clause (x) and (y), in violation of the Anti-Bribery Laws. Buyer and its Subsidiaries are not nor have they within the past five years been the subject of any Legal Proceedings regarding actual or alleged violations of any applicable Anti-Bribery Laws. No such Legal Proceeding is pending or threatened, and there are no known circumstances which are likely to give rise to any such Legal Proceeding by any Governmental Body.

(b) Neither Buyer nor any of its Subsidiaries, nor any of their respective officers, directors, employees or, to the to the Knowledge of Buyer, agents or any other Person acting on behalf of Buyer or any of its Subsidiaries, is a Sanctioned Person.

(c) Neither Buyer nor any of its Subsidiaries (i) has assets located in, or otherwise directly or indirectly derives revenues from or engages in, investments, dealings, activities, or transactions in or with, any Sanctioned Country; or (ii) directly or indirectly derives revenues from or engages in investments, dealings, activities, or transactions with, any Prohibited Person.

(d) Buyer and each of its Subsidiaries, as well as their respective directors, officers, employees and, to the Knowledge of Buyer, agents or any other Person acting on behalf of Buyer or any of its Subsidiaries, has been during the past five years, and is currently, in compliance with Anti-Money Laundering Laws, Export Controls and Sanctions.

(e) Buyer has instituted and maintained during the past five years policies and procedures reasonably designed to ensure compliance by Buyer, its Subsidiaries, and their respective directors, officers, employees, and agents with Anti-Bribery Laws, Anti-Money Laundering Laws, Export Controls and Sanctions.

3.24 Valid Issuance; Senior Notes Matters.

(a) The New Buyer Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, have been duly authorized and be validly issued, fully paid and nonassessable.

(b) An indenture governing the Buyer Senior Notes (the “Indenture”) will be duly authorized by Buyer and each of the other parties thereto and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of Buyer and each of the other parties thereto, enforceable against the parties thereto in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. The Indenture will conform in all material respects to the description thereof in the Registration Statement and the Proxy Statement.

(c) The Buyer Senior Notes will be duly and validly authorized for issuance and sale to the Buyer’s stockholders, and when issued, authenticated in the manner provided for in the Indenture and delivered by Buyer in accordance with the terms of this Agreement and the Indenture, the Buyer Senior Notes will be in the form contemplated by the Indenture and will be legally binding and valid obligations of the parties thereto, entitled to the benefits of the Indenture and enforceable against the parties thereto in accordance with their terms, except as the enforcement thereof may be limited by the Enforceability Exceptions. The Buyer Senior Notes, when issued, authenticated and delivered as provided above, will conform in all material respects to the description thereof in the Registration Statement and the Proxy Statement.

3.25 COVID-19 Matters. Except as set forth in Section 3.25 of the Buyer Disclosure Schedule, each of Buyer and its Subsidiaries is in compliance in all material respects with any and all COVID-19 Measures, including as may be applicable to any location in which Buyer or its Subsidiaries operates. No event has occurred and no condition exists that would reasonably be expected to interfere with or impede the availability of the workforce of Buyer or any of its Subsidiaries to conduct its business. Section 3.25 of the Buyer Disclosure Schedule sets forth a list of each loan, exclusion, forgiveness, application for assistance or other item which Buyer or any of its Subsidiaries has received or for which Buyer or any of its Subsidiaries has applied pursuant to any COVID-19 Measure, including any “Paycheck Protection Program” loan, “Economic Stabilization Fund” loan or other United States Small Business Administration loan, which receipt and/or application is in compliance with all applicable Laws. Except as set forth in Section 3.25 of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries has had any actual or anticipated workforce changes resulting from disruptions caused by COVID-19 or COVID-19 Measures, including any actual or expected terminations, layoffs, furlough, shutdowns (whether voluntary or by decree, judgment, injunction or other), nor are any such changes currently contemplated.

3.26 Rights Agreement. Buyer has taken all actions necessary to (a) render the Rights Agreement inapplicable to this Agreement, the Support Agreements and the transactions contemplated by this Agreement and the Support Agreements; (b) ensure that in connection with the Contemplated Transactions and the Support Agreements, (i) neither the Company or any of its “Affiliates” or “Associates” (each as defined in the Rights Agreement), either individually or together, shall be deemed to be or become an “Acquiring Person” (as defined in the Rights Agreement) solely by virtue of, or as a result of, (A) the approval, adoption, execution, delivery and/or amendment of this Agreement or the Support Agreements, (B) the public announcement and/or public disclosure by any Person of this Agreement, the Support Agreements or any of the transactions contemplated hereby or thereby, including, but not limited to, the Merger and (C) the performance and/or consummation of any of the transactions contemplated by this Agreement or the Support Agreements, including, without limitation, the Merger (the foregoing actions, the “Permitted Events”) and (ii) none of a “Shares Acquisition Date,” a “Distribution Date,” a “Section 11(a)(ii) Event” (as such terms are defined in the Rights Agreement) will occur or be deemed to have occurred solely by virtue of, or as a result of, any Permitted Event; and (c) provide that the “Expiration Date” (as defined in the Rights Agreement) shall occur immediately prior to the Effective Time. Prior to the execution of this Agreement, Buyer has provided the Company with a copy of the resolutions of the Buyer Board and a copy of the amendment to the Rights Agreement (the “Rights Agreement Amendment”), in each case effecting the foregoing sentence. Buyer is not a party to any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan, other than the Rights Agreement.

3.27 Disclaimer of Other Representations or Warranties.

(a) Except as previously set forth in this Section 3 or in any certificate delivered by Buyer to the Company pursuant to this Agreement, Buyer makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

(b) Buyer acknowledges and agrees that, except for the representations and warranties of the Company set forth in Section 2, neither Buyer nor any of any of its Representatives is relying on any other representation or warranty of the Company or any other Person made outside of Section 2, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case, with respect to the Contemplated Transactions.

SECTION 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Operation of Buyer’s Business.

(a) Except as expressly permitted by this Agreement (including any Reverse Split), as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”), Buyer shall and shall cause its Subsidiaries to conduct its respective business and operations in the Ordinary Course of Business and in compliance in all material respects with the requirements of all Contracts that constitute Buyer Material Contracts.

(b) Except (i) as expressly permitted by this Agreement (including any Reverse Split), (ii) as required by applicable Law, (iii) with the prior written consent of the Company or (iv) as set forth in Section 3.9 of the Buyer Disclosure Schedule, at all times during the Pre-Closing Period, Buyer shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Buyer Stock Plan in accordance with the terms of such award in effect on the date of this Agreement), or make any other non-Ordinary Course of Business payments;

(ii) sell, issue, grant, pledge, accelerate the vesting of (as applicable), or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Buyer (except for Buyer Common Stock issued upon the valid exercise of outstanding Buyer Options or Buyer DSUs/PSUs/RSUs) or its Subsidiaries; (B) any option, warrant or right to acquire any capital stock or any other security of Buyer or any of its Subsidiaries (other than grants of Buyer Options to employees and service providers in the Ordinary Course of Business); or (C) any instrument convertible into or exchangeable for any capital stock or other security of Buyer or any of its Subsidiaries;

(iii) except as required to give effect to anything in contemplation of the Closing, amend (including by merger, consolidation or otherwise) any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split, liquidation, dissolution or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any Equity Interest, business or other interest in any other Entity, or enter into a joint venture with any other Entity or enter into a new line of business;

(v) (A) lend or advance money to any Person (except for the advancement of expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(vi) other than as required by applicable Law: (A) adopt, terminate, establish or enter into any Buyer Benefit Plan or increase costs under existing Buyer Benefit Plans; (B) cause or permit any Buyer Benefit Plan to be amended in any material respect; (C) issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of any Equity Interests; (D) pay any bonus (including any transaction-related bonus or other similar success fee) or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business; (E) increase the severance or change of control benefits offered to any current or new employees, directors or consultants; (F) hire, terminate or give notice of termination to any (x) officer or (y) employee, other than a termination for cause; or (G) accelerate the vesting or extend the exercise period for outstanding equity awards;

(vii) recognize any labor union, labor organization, work council or similar Person except as otherwise required by Law and after using reasonable efforts to provide advance notice to the Company;

(viii) acquire any material asset or business or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, if doing so would endanger the listing of Buyer Common Stock on Nasdaq;

(ix) sell, assign, transfer, license, sublicense, encumber, abandon or otherwise dispose of any material Buyer IP or any Intellectual Property Rights exclusively licensed to Buyer if doing so would endanger Buyer’s Nasdaq listing;

(x) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

(xi) enter into, materially amend or terminate any Buyer Material Contract;

(xii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xiii) initiate or settle any material Legal Proceeding;

(xiv) take any other action (unless in Buyer’s Ordinary Course of Business and not otherwise restricted pursuant to the foregoing) which could be deemed to have a material effect on Buyer’s business, assets, or financial condition (including, specifically, Buyer’s cash position) or which would impair in any material respect the Parties’ ability to consummate the Contemplated Transactions (including, without limitation, the adoption of so-called “poison pills”); or

(xv) agree, resolve, offer or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Buyer prior to the Effective Time. Prior to the Effective Time, Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2 Operation of the Company’s Business.

(a) Except as expressly permitted by this Agreement, as required by applicable Law, as contemplated by the Pre-Closing Reorganization or the Pre-Closing Company Financing or unless Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall and shall cause its Subsidiaries to conduct its respective business and operations in the Ordinary Course of Business and in compliance in all material respects with the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly permitted by this Agreement, (ii) as required by applicable Law, (iii) as contemplated by the Pre-Closing Reorganization or the Pre-Closing Company Financing, (iv) unless Buyer shall otherwise consent in writing or (v) as set forth on Section 4.2 of the Company Disclosure Schedule, at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any distribution in respect of any Company Common Units, repurchase, redeem or otherwise reacquire any Company Common Units or other securities (except for (i) units of Company Service Provider Units from terminated employees, directors or consultants of the Company, (ii) as contemplated under the Company LLC Agreement or (iii) pursuant to the Exchange Agreement);

(ii) recognize any labor union, labor organization, work council or similar Person except as otherwise required by Law and after using reasonable efforts to provide advance notice to Buyer;

(iii) sell, assign, transfer, license, sublicense, encumber, abandon or otherwise dispose of any material Company IP or any Intellectual Property Rights exclusively licensed to the Company, except in the Ordinary Course of Business;

(iv) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes; or

(v) agree, resolve, offer or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Buyer, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate; (iv) assemble and provide availability to organized diligence materials as reasonably requested, and; (v) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions (provided, that Buyer’s right to financial or operating data and information shall be no greater than that specified in Section 2.7 and Section 5.19). Any investigation conducted by either Buyer or the Company pursuant to this Section 4.3(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Neither Party nor its respective Representatives shall be entitled pursuant to this Section 4.3(a) to conduct any environmental sampling, testing or other invasive investigation without the other Party’s consent, which consent may be withheld or conditioned in that Party’s sole and absolute discretion.

(b) Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that (i) any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information, (ii) the consent of a third party is required to provide such access to any such properties or information, or (iii) as may be necessary in the reasonable good faith judgment of such Party to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access; provided, that such Party shall use its commercially reasonable efforts to (A) obtain the required consent of any such third party to provide access to such properties or information, (B) develop an alternative to providing access to such properties or information so as to address such matters that is reasonably acceptable to Buyer and the Company and (C) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such attorney-client privilege.

4.4 Buyer Non-Solicitation.

(a) Buyer agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry; (ii) furnish any nonpublic information regarding Buyer or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.4); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.4(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Buyer Stockholder Vote, Buyer may, directly or indirectly through any of its Representatives, (x) furnish access and nonpublic information regarding Buyer to, (y) enter into or participate in discussions or negotiations with or (z) contact, in order to clarify the terms and conditions of any Acquisition Proposal so as to determine if such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Offer, any Person in response to a bona fide Acquisition Proposal by such Person if: (A) neither Buyer nor any of its Representatives shall have breached this Section 4.4 in any material respect in connection with the making of such Acquisition Proposal; (B) the Buyer Board concludes in good faith after consultation with outside financial advisors and outside legal counsel that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Offer and that the failure to take such action contemplated in clauses (x), (y) or (z) above is reasonably likely to be inconsistent with the fiduciary duties of the Buyer Board under applicable Law; (C) at least 24 hours prior to furnishing such nonpublic confidential information to, or entering into discussions with, such

Person, Buyer gives the Company written notice of the identity of such Person and of Buyer’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) prior to furnishing any nonpublic information, Buyer receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Buyer as those contained in the Confidentiality Agreement; and (E) within 24 hours after furnishing any such nonpublic information to such Person, Buyer furnishes or makes available such nonpublic information to the Company (to the extent such information has not been previously furnished or made available by Buyer to the Company). Without limiting the generality of the foregoing, Buyer acknowledges and agrees that, in the event any Representative of Buyer (whether or not such Representative is purporting to act on behalf of Buyer) takes any action that, if taken by Buyer, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Buyer for purposes of this Agreement.

(b) If Buyer or any Representative of Buyer receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Buyer shall promptly (and in no event later than one Business Day after Buyer receives such Acquisition Proposal or Acquisition Inquiry) advise the Company in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Buyer shall keep the Company reasonably informed of any material developments, negotiations and discussions with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) Buyer shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry received on or prior to the date of this Agreement and promptly request the destruction or return of any nonpublic information of Buyer or any of its Subsidiaries provided to such Person.

4.5 Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry; (ii) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.5(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to obtaining the Required Company Member Vote, the Company may, directly or indirectly through any of its Representatives, (x) furnish access and nonpublic information regarding Company to, (y) enter into or participate in discussions or negotiations with or (z) contact, in order to clarify the terms and conditions of any Acquisition Proposal so as to determine if such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Offer, any Person in response to a bona fide Acquisition Proposal by such Person if: (A) neither Company nor any of its Representatives shall have breached this Section 4.5 in any material respect in connection with the making of such Acquisition Proposal; (B) the Company Board concludes in good faith after consultation with outside financial advisors and outside legal counsel that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Offer and that the failure to take such action contemplated in clauses (x), (y) or (z) above is reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) at least 24 hours prior to furnishing such nonpublic confidential information to, or entering into discussions with, such Person, the Company gives Buyer written notice of the identity of such Person and of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) prior to furnishing any nonpublic information, the Company receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to the Company as those contained in the Confidentiality Agreement; and (E) within 24 hours after furnishing any such nonpublic information to such Person, the Company furnishes or makes available such nonpublic information to Buyer (to the extent such information has not been previously furnished or made available by the Company to Buyer). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company receives such Acquisition Proposal or Acquisition Inquiry) advise Buyer in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Buyer reasonably informed of any material developments, negotiations and discussions with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry received on or prior to the date of this Agreement and promptly request the destruction or return of any nonpublic information of the Company or any of its Subsidiaries provided to such Person.

4.6 Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall promptly notify Buyer (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company or its Subsidiaries is commenced, or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries or, to the Knowledge of the Company, any director or officer of the Company or its Subsidiaries; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in the case of (iii) and (iv) that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7, as applicable, impossible or materially less likely. No notification given to Buyer pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.

(b) During the Pre-Closing Period, Buyer shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Buyer or its Subsidiaries is commenced, or, to the Knowledge of Buyer, threatened against Buyer or its Subsidiaries or, to the Knowledge of Buyer, any director or officer of Buyer or its Subsidiaries; (iii) Buyer becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Buyer to comply with any covenant or obligation of Buyer; in the case of (iii) and (iv) that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Buyer or any of its Subsidiaries contained in this Agreement or the Buyer Disclosure Schedule for purposes of Sections 6 or 8, as applicable.

SECTION 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement.

(a) As promptly as reasonably practicable after the date of this Agreement (but in no event later than the latest of (i) 30 days following the date of this Agreement; (ii) five Business Days after Buyer’s receipt of any updated audited consolidated financial statements for the fiscal years ended December 31, 2020 and December 31, 2021 or pro forma information of the Company as of and for the fiscal year ended December 31, 2021 pursuant to Section 5.19, (iii) five Business Days after Buyer’s receipt of the Fairness Opinion, and (iv) January 31, 2022), the Parties shall prepare, and Buyer shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Proxy Statement, prior to the filing thereof with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC in all material respects, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. As soon as reasonably practicable after the Registration Statement has been declared effective by the SEC under the Securities Act, Buyer shall establish a record date for, and in accordance with Section 5.4, duly call, give notice of and convene the Buyer Stockholders’ Meeting. Buyer shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Buyer’s stockholders as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders or members, as applicable, that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Buyer or the Company becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or the Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Party thereof and shall cooperate with such other Party in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Buyer’s stockholders.

(b) The Company shall use commercially reasonable efforts to cooperate with Buyer and provide, and require its Representatives to provide, Buyer and its Representatives, with all true, correct and complete information regarding the Company or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Buyer to be included in the Registration Statement. Without limiting the foregoing, each Party will use commercially reasonable efforts to cause to be delivered to the other Party a consent letter of such Party’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to the other Party), that is customary in scope and substance for consent letters delivered by independent public accountants of each Party in connection with registration statements similar to the Registration Statement.

(c) The information relating to Buyer to be contained in the Registration Statement will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The information in the Proxy Statement relating to Buyer will not, on the date the Proxy Statement is first mailed to Buyer stockholders or at the time of the Buyer Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by Buyer with respect to the information that has been or will be supplied by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion in the Registration Statement or Proxy Statement.

(d) The information supplied by the Company and each of its Subsidiaries for inclusion in the Registration Statement (including the Company Financial Statements) will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The information supplied by the Company for use in the Proxy Statement relating to the Company and its Subsidiaries (including the Company Financial Statements) will not, on the date the Proxy Statement is first mailed to the Buyer’s stockholders or at the time of the Buyer Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by the Company with respect to the information that has been or will be supplied by Buyer or any of its Representatives for inclusion in the Registration Statement or Proxy Statement.

5.2 Member Written Consent. Promptly after the Registration Statement shall have been declared effective under the Securities Act, the Company shall solicit the Required Company Member Vote pursuant to the Company’s Organizational Documents to adopt and approve this Agreement and the Contemplated Transactions (the “Company Member Matters”), which Required Company Member Vote shall be executed and delivered by the Company members no later than the close of business on the day immediately prior to the day of the Buyer Stockholders’ Meeting.

5.3 Pre-Closing Company Financing. Promptly after the Registration Statement shall have been declared effective under the Securities Act, the Company shall use commercially reasonable efforts to consummate the Pre-Closing Company Financing at or prior to Closing.

5.4 Buyer Stockholders’ Meeting.

(a) As promptly as practicable after the Registration Statement has been declared effective by the SEC under the Securities Act, Buyer shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Buyer Common Stock for the purpose of seeking approval of the following, which in the case of Sections 5.4(a)(ii) – 5.4(a)(iii) shall be in form and substance reasonably acceptable to the Company and substantially in the form attached as Exhibit F-2 (the matters contemplated by Sections 5.4(a)(i) – 5.4(a)(vii) below are referred to as the “Buyer Stockholder Matters” and such meeting, the “Buyer Stockholders’ Meeting”):

(i) the approval and adoption of this Agreement and the amendments to Buyer’s certificate of incorporation specified in Exhibit F-1;

(ii) the amendment of Buyer’s certificate of incorporation to effect any Reverse Split (with no proportionate reduction in the authorized number of shares of Buyer Common Stock);

(iii) the amendment of Buyer’s certificate of incorporation to increase sufficiently the authorized number of shares of New Buyer Common Stock to be issued in connection with the Pre-Closing Company Financing, the Contemplated Transactions and upon exercise of Company Warrants and Company Options;

(iv) an increase to the 2021 Compensation and Incentive Plan sufficient to allow for the Company Options to be covered thereunder;

(v) the New Buyer Equity Incentive Plan;

(vi) the issuance of New Buyer Common Stock to the Company’s members and Buyer’s stockholders pursuant to this Agreement and the change of control of Buyer resulting from the Merger pursuant to Nasdaq rules;

(vii) approval of any matters as agreed by Buyer and the Company; and

(viii) one or more adjournments of the Buyer Stockholders’ Meeting if necessary to solicit additional proxies to obtain the approval of the holders of Buyer Common Stock, whether or not there are sufficient shares of Buyer Common Stock to constitute a quorum necessary to conduct the business of the Buyer Stockholders’ Meeting (the matters described in clauses (i) through (vii)) or to ensure that any supplement or amendment to the Proxy Statement is timely provided to holders of Buyer Common Stock.

(b) The Buyer Stockholders’ Meeting shall be held as promptly as practicable under applicable Law after the Registration Statement is declared effective under the Securities Act. Buyer shall take reasonable measures to ensure that all proxies solicited in connection with the Buyer Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Buyer Stockholders’ Meeting, or a date preceding the date on which the Buyer Stockholders’ Meeting is scheduled, Buyer reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Buyer Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Buyer Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Buyer Stockholders’ Meeting, Buyer may postpone or adjourn, or make one or more successive postponements or adjournments of, the Buyer Stockholders’ Meeting as long as the date of the Buyer Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 15 days in connection with any postponements or adjournments.

(c) Buyer agrees that, subject to Section 5.4(d): (i) the Buyer Board shall recommend that the holders of Buyer Common Stock vote to approve the Buyer Stockholder Matters and use commercially reasonable efforts to solicit such approval, (ii) the Proxy Statement shall include a statement to the effect that the Buyer Board recommends that Buyer’s stockholders vote to approve the Buyer Stockholder Matters (the recommendation of the Buyer Board with respect to the Buyer Stockholder Matters being referred to as the “Buyer Board Recommendation”), and (iii) the Buyer Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Buyer Board shall not publicly propose to withhold, amend, withdraw or modify the Buyer Board Recommendation) in a manner adverse to the Company (failure by Buyer to take the actions set forth in the foregoing clauses (i), (ii) and/or (iii), collectively, a “Buyer Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in Section 5.4(c) and subject to compliance with Section 4.4, if at any time prior to the approval of Buyer Stockholder Matters by the Required Buyer Stockholder Vote:

(i) Buyer has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.4) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Buyer Board shall have determined, in good faith, that such Acquisition Proposal constitutes a Superior Offer, the Buyer Board may make a Buyer Board Adverse Recommendation Change, if and only if: (A) the Buyer Board determines in good faith, after consultation with Buyer’s outside legal counsel, that the failure to do so would reasonably likely be inconsistent with the fiduciary duties of the Buyer Board to Buyer’s stockholders under applicable Law; (B) Buyer shall have given the Company prior written notice of its intention to consider making a Buyer Board Adverse Recommendation Change at least three Business Days prior to making any such Buyer Board Adverse Recommendation Change (a “Buyer Determination Notice”) (which notice shall not constitute a Buyer Board Adverse Recommendation Change); and (C) (1) Buyer shall have provided to the Company a summary of the material terms and conditions of the Acquisition Proposal in accordance with Section 4.4(b), (2) Buyer shall have given the Company the three Business Days after delivery of the Buyer Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Buyer Board shall have determined, in good faith, that such Acquisition Proposal constitutes a Superior Offer and that the failure to make the Buyer Board Adverse Recommendation Change would reasonably likely be inconsistent with the fiduciary duties of the Buyer Board to Buyer’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.4(d)(i) shall also apply to any material amendment to such Acquisition Proposal and require a new Buyer Determination Notice, except that the references to three Business Days shall be deemed to be two Business Days.

(ii) Other than in connection with an Acquisition Proposal, the Buyer Board may make a Buyer Board Adverse Recommendation Change in response to a Buyer Change in Circumstance, if and only if: (A) the Buyer Board determines in good faith, after consultation with Buyer’s outside legal counsel, that the failure to do so would reasonably likely be inconsistent with the fiduciary duties of the Buyer Board to Buyer’s stockholders under applicable Law; (B) Buyer shall have given the Company a Buyer Determination Notice at least three Business Days prior to making any such Buyer Board Adverse Recommendation Change; and (C) (1) Buyer shall have specified the Buyer Change in Circumstance in reasonable detail, (2) Buyer shall have given the Company the three Business Days after delivery of the Buyer Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with the Company with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Buyer Board shall have determined, in good faith, that the failure to make the Buyer Board Adverse Recommendation

Change in response to such Buyer Change in Circumstance would be inconsistent with the fiduciary duties of the Buyer Board to Buyer’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.4(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Buyer Change in Circumstance and require a new Buyer Determination Notice, except that the references to three Business Days shall be deemed to be two Business Days.

(e) Buyer’s obligation to call, give notice of and hold the Buyer Stockholders’ Meeting to approve the Buyer Stockholder Matters in accordance with Section 5.4(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any withdrawal or modification of the Buyer Board Recommendation.

(f) Nothing contained in this Agreement shall prohibit Buyer or the Buyer Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Buyer’s stockholders if the Buyer Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to Buyer’s stockholders under applicable Law.

5.5 Governmental Authorizations.

(a) Each Party shall use its commercially reasonable efforts to take all action and to do all things necessary, proper or advisable in order to close and make effective the Contemplated Transactions, including (i) satisfying the conditions precedent to the obligations of any of the Parties, (ii) preparing as promptly as practicable, all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as promptly as practicable all third Person Consents and Governmental Authorizations and as promptly as practicable taking all steps as may be necessary to obtain all such Governmental Authorizations and third Person Consents, (iii) defending any claim, action, suit, proceeding or investigation challenging this Agreement or the performance of the obligations hereby; and (iv) executing and delivering such instruments, and taking such other actions, as the other Parties may reasonably require in order to carry out the intent of this Agreement.

(b) In furtherance and not in limitation of the foregoing, each Party agrees to:

(i) (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the Contemplated Transactions within ten Business Days of the date of this Agreement and (B) not enter into any agreement with the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice (the “DOJ”) or any other Governmental Body not to close the Contemplated Transactions, except with the prior written consent of the other Party. Until the Closing, each Party shall substantially comply as promptly as practicable with any request for additional information or documentary material that may be made pursuant to the HSR Act or any other Antitrust Law and use its commercially reasonable efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Antitrust Law as soon as possible.

(ii) Each Party shall, until the Closing in connection with the actions referenced in Sections 5.5(a) and (b) to obtain all Governmental Authorizations for the Contemplated Transactions under the HSR Act or any other Antitrust Law, (A) cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (B) keep the other Party and/or its counsel informed of any communication received by such Party from, or given by such Party to, the FTC, the DOJ or any other U.S. or other Governmental Body and of any communication received or given in connection with any proceeding by a private party, in each case regarding the Contemplated Transactions; (C) if practicable, consult with each other in advance of any meeting or telephone call with the FTC, the DOJ or any other Governmental Body or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other Governmental Body or other Person, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and telephone calls; and (D) permit the other Party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ or any other Governmental Body. The Parties, as each deems advisable and necessary, may reasonably designate any competitively sensitive material to be provided to the other under this Section 5.5(b)(ii) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance in writing from the source of the materials (Buyer or the Company, as the case may be) or its legal counsel.

(iii) In furtherance and not in limitation of the covenants of the Parties contained in Sections 5.5(a), 5.5(b)(i) and 5.5(b)(ii), each Party shall, and shall cause its Affiliates to, until the Closing, use its commercially reasonable efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the End Date, including defending through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ or any other applicable Governmental Body or any private party; and (ii) avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as soon as possible (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Buyer and its Affiliates and/or the Company and its Affiliates, (y) otherwise taking or committing to take actions that after the Closing would limit Buyer’s, its Affiliates’ and/or its Subsidiaries’ freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines or assets of Buyer and/or the Company, and (z) agreeing to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Buyer’s or Buyer’s Subsidiaries’ ability to operate or retain, any of the businesses, product lines or assets of Buyer and/or the Company; provided, however, that any action contemplated by any of clauses (x), (y) and (z) is conditioned upon the closing of Contemplated Transactions.

(iv) Without limiting any other obligation under this Agreement, during the period from the date of this Agreement until the Closing Date, neither Party shall, and shall cause its Subsidiaries and Affiliates not to, take or agree to take any action that could reasonably be viewed to prevent or delay the Parties from obtaining any Governmental Body in connection with the Contemplated Transactions, or to prevent or materially delay or impede the closing of Contemplated Transactions.

(v) Until the Closing, each Party agrees to provide such security and assurances as to financial capability, resources and creditworthiness and other information about such Party and its respective Affiliates as may be reasonably requested by any Governmental Body whose consent or approval is sought in connection with the Contemplated Transactions, in each case, as soon as reasonably practicable.

5.6 Company Warrants; Company Options.

(a) Subject to the terms of such Company Warrant, at the Effective Time, each Company Warrant that is outstanding and unexercised immediately before the Effective Time shall be converted into and become a warrant to purchase Buyer Class A Common Stock and Buyer shall assume each such Company Warrant in accordance with its terms. Subject to the terms of such Company Warrant, all rights with respect to Company Units under Company Warrants assumed by Buyer shall thereupon be converted into rights with respect to Buyer Class A Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Buyer may be exercised solely for shares of Buyer Class A Common Stock; (ii) the number of shares of Buyer Class A Common Stock subject to each Company Warrant assumed by Buyer shall be determined by applying the Company Class A/B Exchange Ratio used in the Merger; (iii) the per share exercise price for the Buyer Class A Common Stock issuable upon exercise of each Company Warrant assumed by Buyer shall be determined by applying the Company Class A/B Exchange Ratio used in the Merger, and rounding the resulting exercise price to the nearest one-thousandth of a cent; and (iv) any restriction on any Company Warrant assumed by Buyer shall continue in full force and effect and the term and other provisions of such Company Warrant shall otherwise remain unchanged.

(b) At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time shall be assumed by Buyer and converted into (A) an option to purchase shares of Buyer Class A Common Stock (each, a “Converted Option”). Each Converted Option will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately before the Effective Time, except that (1) each Converted Option will be exercisable for that number of shares of Buyer Class A Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Class B Common Units subject to the Company Option immediately before the Effective Time and (y) the Company Class A/B Exchange Ratio; and (2) the per share exercise price for each share of Buyer Class A Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per Company Class B

Common Unit of such Company Option immediately before the Effective Time by (y) the Class A/B Exchange Ratio; provided, however, that the exercise price and the number of shares of Buyer Class A Common Stock purchasable under each Converted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder. In connection with the assumption of Converted Options pursuant to this Section 5.6(b), The Surviving Corporation shall grant substitute awards pursuant to the 2021 Compensation and Incentive Plan as of the Effective Time. Prior to the Effective Time, the Company shall deliver to each individual who holds Converted Options a notice, setting forth the effect of the Merger on such Company optionholder’s Company Options and describing the treatment of such equity awards in accordance with this Section 5.6(b).

5.7 Buyer Options and Buyer DSUs/PSUs/RSUs.

(a) Each outstanding and unexercised Buyer Option (i) whose exercise price is less than the Buyer Share Closing Price as of the Effective Time shall fully vest, be cancelled as of immediately prior to the Effective Time and be converted into the right (net of the applicable exercise price) to receive the Buyer Stock Merger Consideration pursuant to Section 1.5 (treating such shares in the same manner as all other outstanding shares of Buyer Common Stock for such purpose) less any Taxes required to be withheld with respect to such Buyer Options in accordance with Section 1.9; and (ii) whose exercise price is equal to or greater than the Buyer Share Closing Price as of the Effective Time (the “Buyer Out-of-the-Money Options”) will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Buyer Option immediately before the Effective Time, except that (1) each such Buyer Option will be exercisable for that number of shares of Buyer Class A Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Buyer Common Stock subject to the Buyer Option immediately before the Effective Time and (y) the Buyer Exchange Ratio; and (2) the per share exercise price for each share of Buyer Option issuable upon exercise of the Buyer Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per share of Buyer Common Stock of such Buyer Option immediately before the Effective Time by (y) the Buyer Exchange Ratio; provided, however, that the exercise price and the number of shares of Buyer Class A Common Stock purchasable under each such Buyer Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder.

(b) Prior to the Effective Time, Buyer shall take all actions that may be necessary (under the Buyer Stock Plans and otherwise, including, if it deems it necessary or desirable, adopting and approving amendments to the existing underlying grant agreements) so that, at the Effective Time, each Buyer DSU/PSU/RSU that is outstanding under the Buyer Stock Plans immediately prior to the Effective Time, and without any action on the part of the holders of the Buyer DSUs/PSUs/RSUs, vest in full and become free of restrictions and shall be treated as a share of Buyer Common Stock that shall be cancelled and converted automatically into the right to receive the Buyer Stock Merger Consideration pursuant to Section 1.5 (treating such shares in the same manner as all other outstanding shares of Buyer Common Stock for such purpose) less any Taxes required to be withheld with respect to such Buyer DSUs/PSUs/RSUs in accordance with Section 1.9.

5.8 Employee Benefits.

(a) Following the Closing, the Buyer Benefit Plans and the Company Benefit Plans shall remain in full force and effect and shall not be terminated or discontinued in connection with the Closing.

(b) The provisions of this Section 5.8 are for the sole benefit of Buyer and the Company and no provision of this Agreement shall (i) create any third-party beneficiary or other rights in any Person, including rights in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or Buyer Benefit Plan or rights to continued employment or service with the Company or Buyer (or any Subsidiary thereof) or (ii) be treated as an amendment to or other modification to any Company Benefit Plan or Buyer Benefit Plan, or shall limit the right of Buyer and the Company to amend, terminate or otherwise modify any such plans following the Closing.

(c) The Buyer Board shall, before the SEC declares the Registration Statement effective, adopt the New Buyer Equity Incentive Plan.

5.9 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, manager, fiduciary or agent of Buyer or the Company and their respective Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, manager, fiduciary or agent of Buyer or of the Company or their respective Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from the Surviving Corporation, jointly and severally, upon receipt by the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such Person to whom expenses are advanced provides an undertaking to the Surviving Corporation, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) The provisions of Buyer’s Organizational Documents with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Buyer that are presently set forth in the certificate of incorporation and bylaws of Buyer shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Buyer.

(c) From and after the Effective Time, the Surviving Corporation shall (i) fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) fulfill and honor in all respects the obligations of Buyer to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Buyer’s Organizational Documents and pursuant to any indemnification agreements between Buyer and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, the Surviving Corporation shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Buyer. In addition, prior to the Effective Time, Buyer shall purchase a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Buyer’s for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (the “Buyer D&O Tail Policy”). Prior to the Effective Time, the Company shall purchase a six-year prepaid “tail policy” for the Company’s existing directors’, managers’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (the “Company D&O Tail Policy”).

(e) From and after the Effective Time, the Surviving Corporation shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the Persons referred to in this Section 5.9 in connection with their successful enforcement of the rights provided to such Persons in this Section 5.9.

(f) The provisions of this Section 5.9 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Buyer and the Company by Law, charter, statute, bylaw or agreement.

(g) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.9.

(h) The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by each officer, manager, director, fiduciary or agent of Buyer or the Company entitled to indemnification under this Section 5.9, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

5.10 Additional Agreements. The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to other Party’s obligation to consummate this Agreement.

5.11 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Buyer and thereafter Buyer and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Buyer Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Buyer Associates or Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Buyer SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Parties); (b) a Party may, without the prior consent of the other Parties but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any Law; and (c) a Party need not consult with the other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.4(e) or with respect to any Acquisition Proposal or Buyer Board Adverse Recommendation Change, as applicable, or with respect to Buyer only, pursuant to Section 5.4(f).

5.12 Listing. Buyer shall use commercially reasonable efforts to maintain its existing listing on Nasdaq until the Effective Time. Each of Buyer and the Company shall (a) use their commercially reasonable efforts to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare a notification form for the listing of the shares of Buyer Class A Common Stock to be issued in connection with the Contemplated Transactions to be submitted by Buyer to Nasdaq, and to use their commercially reasonable efforts to cause such shares to be approved for listing (subject to official notice of issuance) under the ticker symbol “ILLR”; (c) use their commercially reasonable efforts (to the extent within such Party’s control) to effect the Reverse Split if the Parties agree that it is necessary or advisable in order to obtain or maintain listing of the Buyer Common Stock on Nasdaq; and (d) to the extent required by Nasdaq Marketplace Rule 5110, have the Company file an initial listing application for the Buyer Class A Common Stock on Nasdaq (the “Nasdaq Listing Application”) and use their commercially reasonable efforts to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time under the ticker symbol “ILLR”. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Each Party will promptly inform the other Party of all material verbal or written communications between Nasdaq and such Party or its Representatives as it relates to the Contemplated Transactions. The Company will cooperate with Buyer as reasonably requested by Buyer with respect to the Nasdaq Listing Application and promptly furnish to Buyer all information concerning the Company and its members that may be required or reasonably requested in connection with any action contemplated by this Section 5.12.

5.13 Tax Matters.

(a) For United States federal income Tax purposes, the Parties intend that the Merger qualify as follows (collectively, the “Intended Tax Treatment”): (i) a tax-free contribution pursuant to Section 351 of the Code in respect of the transactions described in Section 1.5(a)(i); (ii) a distribution in redemption of stock pursuant to Section 302(a), (b) of the Code in respect of the transactions described in Section 1.5(a)(ii)(A); and (iii) a reorganization pursuant to Section 368(a)(1)(E) of the Code in respect of the transactions described in Section 1.5(a)(ii)(B).

(b) The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment.

5.14 Section 16 Matters. Prior to the Effective Time, Buyer and the Company shall take all such reasonable steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions or dispositions, if applicable, of Buyer Capital Stock, restricted stock awards to acquire Buyer Capital Stock and any options to purchase Buyer Capital Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Buyer, to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Company shall furnish the following information to Buyer for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Buyer: (a) the number of Company Units owned by such individual and expected to be exchanged for shares of Buyer Capital Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Units owned by such individual and expected to be converted into shares of Buyer Capital Stock, restricted stock awards to acquire Buyer Capital Stock or derivative securities with respect to Buyer Capital Stock in connection with the Merger.

5.15 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined Entity to continue to meet its obligations following the Effective Time.

5.16 Allocation Certificates.

(a) The Company will prepare and deliver to Buyer at least five Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Buyer setting forth (as of immediately prior to the Effective Time, after giving effect to the Pre-Closing Company Financing and the Pre-Closing Reorganization) (A) each holder of Company Units; (B) such holder’s name and address; and (C) the number Company Units held as of the immediately prior to the Effective Time for each such holder expressed on a fully-diluted basis and as-converted-to Company Common Units basis, broken down by outstanding Company Units and the units underlying the Company Warrants, Company Options, Company Service Provider Units and other relevant securities (the “Allocation Certificate”).

(b) Buyer will prepare and deliver to the Company at least five Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Buyer (or, if there is no Chief Financial Officer, the principal accounting officer for Buyer) in a form reasonably acceptable to the Company, setting forth as of immediately prior to the Effective Time, the total number of shares of Buyer Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and as-converted-to Buyer Common Stock basis, broken down by outstanding shares of Buyer Common Stock and the shares underlying the Buyer Preferred Stock, Buyer Options, Buyer DSUs/PSUs/RSUs and other relevant securities (the “Buyer Fully-Diluted Shares Certificate”).

5.17 Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Buyer and the Buyer Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.18 Stockholder Litigation. Prior to the Closing, each Party shall promptly notify the other Party in writing, and conduct and control the settlement and defense, of any stockholder litigation brought or threatened against such Party or any of its directors and officers relating to or challenging this Agreement or the consummation of the Contemplated Transactions; provided, that such Party shall (a) consult with the other Party with respect to any such stockholder litigation and in good faith take any comments of the other Party into account with respect to such stockholder litigation, and (b) keep the other Party reasonably apprised of any material developments in connection with, any such stockholder litigation.

5.19 Company Financial Statements. If requested by the Company, or required by the SEC, Buyer shall update the Registration Statement to include, and the Company shall provide, audited consolidated financial statements for the fiscal years ended December 31, 2020 and December 31, 2021 and pro forma information of the Company as of and for the fiscal year ended December 31, 2021, prior to having the Registration Statement declared effective.

5.20 Rights Agreement. Buyer and the Buyer Board shall (a) take all actions necessary to ensure that the Rights Agreement does not become applicable to the Contemplated Transactions or the Support Agreements and (b) if the Rights Agreement becomes applicable to the Contemplated Transactions or the Support Agreements, take all actions necessary to eliminate the effect of the Rights Agreement on the Contemplated Transactions and the Support Agreements. Buyer acknowledges that, on the date hereof in connection with the execution and delivery of this Agreement, Buyer has entered into the Rights Agreement Amendment, which provides that the Rights shall expire and shall cease to be exercisable effective as of immediately prior to the Effective Time.

5.21 Buyer ESPP. Prior to the Effective Time, the Buyer Board shall adopt such resolutions, adopt any necessary amendment to the Buyer ESPP and take such other necessary actions such that: (i) with respect to any Payment Period (within the meaning of the Buyer ESPP) in progress as of the date of this Agreement under the Buyer ESPP, such Payment Period shall terminate and any option to purchase shares of Buyer Common Stock under the Buyer ESPP shall be deemed to have been exercised upon the earlier to occur of (A) the Business Day immediately preceding the Closing Date or (B) the date on which such Payment Period would otherwise end, and no additional Payment Period shall commence under such Buyer ESPP after the date of this Agreement; (ii) no individual participating in the Buyer ESPP shall be permitted to (A) increase the amount of his or her rate of payroll deductions thereunder from the rate in effect as of the date of this Agreement, or (B) except to the extent required by applicable Law, make separate non-payroll contributions to the Buyer ESPP on or following the date of this Agreement; (iii) no individual who is not participating in the Buyer ESPP as of the date of this Agreement will be permitted to commence participation in the Buyer ESPP following the date of this Agreement; (iv) the amount of the accumulated contributions of each participant under the Buyer ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares of Buyer Common Stock in accordance with the terms and conditions of the Buyer ESPP be refunded to such participant as of the Effective Time; and (v) subject to the consummation of the Merger, the Buyer ESPP shall terminate, effective immediately prior to the Effective Time.

5.22 Fairness Opinion. Buyer covenants and agrees that, within 30 days of the date of this Agreement (or such later date as agreed by the Parties) and prior to the filing of the Registration Statement (the earlier of such date, the “Opinion Date”), in addition to any opinion received by the Buyer Board from the Buyer Financial Advisor prior to or on the date of this Agreement, Buyer will use reasonable best efforts to obtain a written opinion from the Buyer Financial Advisor to the effect that, based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration as a whole, and the Buyer Stock Merger Consideration to be received by each Holder who has made a Stock Election or is otherwise deemed to have made a Stock Election is fair, from a financial point of view, to holders of the Buyer Common Stock, and in addition opines that a valuation of $5 billion for the Company is within a range of value that it would consider to be fair, from a financial point of view, to each Holder, as well as a reaffirmation of the prior fairness opinion with respect to the Cash/Notes Merger Consideration without any assumption that there shall be no diminution in the economic value of Buyer Senior Notes as a result of conversion (such opinion, the “Fairness Opinion”). The Company shall reasonably cooperate with the Buyer in seeking the Fairness Opinion, including, without limitation, by providing all information reasonably requested by Buyer in connection therewith, subject to any applicable Laws, any applicable privileges (including the attorney-client privilege), trade secrets and contractual confidentiality obligations (provided, that Buyer’s right to financial or operating data and information shall be no greater than that specified in Section 2.7 and Section 5.19). If received, Buyer will make available to the Company a copy of the executed opinion as soon as practicable and no later than the Opinion Date. In the event that despite its reasonable best efforts, Buyer is unable to obtain and provide a copy of such Fairness Opinion to the Company prior to the Opinion Date:

(a) Section 1.5(a)(iv) shall automatically be deleted in its entirety and amended to provide that “Each share of Buyer Common Stock outstanding immediately prior to the Effective Time (excluding the Dissenting Shares) other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked pursuant to Section 1.12 shall be converted into the right to receive the Cash/Note Merger Consideration.”

(b) The last sentence of Section 1.12(e) shall be automatically amended to provide that “If any Election is not made or is not properly made with respect to any shares of Buyer Common Stock (none of Buyer, the Company nor the Exchange Agent being under any duty to notify any Holder of any defect with respect to any Election), then such shares of Buyer Common Stock shall, for purposes hereof, be deemed to have elected to receive the Cash/Notes Merger Consideration, unless a proper Election is thereafter timely made.”

SECTION 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.2 Antitrust Approvals. The waiting period (and any extension thereof) applicable to the Contemplated Transactions under the HSR Act shall have been terminated or shall have expired.

6.3 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.4 Stockholder Approval. (a) Buyer shall have obtained the Required Buyer Stockholder Vote with regard to the proposals in Section 5.4(a), and (b) the Company shall have obtained the Required Company Member Vote with regard to the Company Member Matters.

6.5 Listing. The shares of Buyer Class A Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.

SECTION 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Buyer, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects (provided that Section 2.6 (Capitalization) may have de minimis deviations) as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date, except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants; Working Capital.

(a) The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(b) The Company’s Working Capital Assets as of immediately prior to the Effective Time for the Specified Assets shall not be less than the Company Target Working Capital and the Company’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of the Company’s Specified Assets that exceed the Company Target Working Capital, shall be no less than $0.00.

7.3 Documents. Buyer shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, and 7.5 have been duly satisfied, (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.16 is true and accurate in all respects as of the Closing Date; and (iii) the Company’s Working Capital Assets as of immediately prior to the

Effective Time for the Specified Assets is not less than the Company Target Working Capital and the Company’s Effective Time Working Capital with respect to all other working capital, plus any amounts of the Company’s Specified Assets that exceed the Company Target Working Capital, items is no less than $0.00.

(b) a certificate, dated as of the Closing Date, executed by an authorized officer of the Company certifying that (i) the Company has previously made available to Buyer a complete and correct copy of the Organizational Documents of the Company and each of its Subsidiaries, as amended to date, (ii) attached thereto is a complete and correct copy of the Company Member Written Consent evidencing the Required Company Member Vote authorizing the execution, delivery and performance of this Agreement and the Contemplated Transactions, and the consummation of the transactions contemplated hereunder and thereunder, and (iii) such organizational documents, resolutions, approvals and consents have not been amended or modified in any respect and remain in full force and effect as of the Closing Date.

(c) a written resignation, in a form reasonably satisfactory to Buyer, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of the Company who will not be an officer or director of the Surviving Corporation pursuant to Section 1.4(c); and

(d) the Allocation Certificate.

7.4 FIRPTA Certificate. Buyer shall have received an original signed statement from the Company, conforming to the requirements of Treasury Regulations Section 1.1445-11T(d)(2) and in form and substance reasonably acceptable to Buyer, certifying that fifty percent or more of the value of the gross assets of the Company does not consist of U.S. real property interests, or that ninety percent or more of the value of the gross assets of the Company does not consist of U.S. real property interests plus cash or cash equivalents.

7.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.6 Company Member Written Consent. The Company Member Written Consent evidencing the Required Company Member Vote shall be in full force and effect.

SECTION 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Buyer Fundamental Representations shall have been true and correct in all material respects (provided that Section 3.7 (Capitalization) may have de minimis deviations) as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of Buyer contained in this Agreement (other than the Buyer Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Buyer Material Adverse Effect (without giving effect to any references therein to any Buyer Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Buyer Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants; Working Capital.

(a) Buyer shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time. Buyer shall have duly filed the amendments to its certificate of incorporation described in Section 5.4(a)(ii) – 5.4(a)(iii) with the Secretary of State of the State of Delaware.

(b) Buyer’s Working Capital Assets as of immediately prior to the Effective Time for the Specified Assets shall not be less than the Buyer Target Working Capital and Buyer’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of Buyer’s Specified Assets that exceed the Buyer Target Working Capital, shall be no less than $0.00.

(c) The Company’s Working Capital Assets as of immediately prior to the Effective Time for the Specified Assets shall not be less than $80,000,000 and the Company’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of the Company’s Specified Assets that exceed the Company Target Working Capital, shall be no less than $0.00.

8.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) the Buyer Senior Notes and the Indenture, in each case, in form and substance reasonably satisfactory to the Company, executed, delivered and/or authenticated, as applicable, by the parties thereto.

(b) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Buyer confirming (i) that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied, and (ii) Buyer’s Working Capital Assets as of immediately prior to the Effective Time for the Specified Assets is not less than the Buyer Target Working Capital and Buyer’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of Buyer’s Specified Assets that exceed the Buyer Target Working Capital, items is no less than $0.00.

(c) a certificate, dated as of the Closing Date, executed by an authorized officer of Buyer certifying that (i) Buyer has previously made available to the Company a complete and correct copy of the Organizational Documents of Buyer and each of its Subsidiaries, as amended to date, and (ii) such organizational documents, resolutions, approvals and consents have not been amended or modified in any respect and remain in full force and effect as of the Closing Date.

(d) the Buyer Fully-Diluted Shares Certificate.

(e) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the directors and officers of Buyer who are not to continue as directors or officers of the Surviving Corporation after the Closing pursuant to Section 1.4(c).

(f) all collateral documents and instruments required to create and perfect the security interests in collateral securing the Buyer Senior Notes, duly executed and delivered and, if applicable, in the proper form for filing, including, without limitation, UCC-1 financing statements, in each case, in form and substance reasonably satisfactory to the Company.

8.4 No Buyer Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Buyer Material Adverse Effect.

8.5 Board of Directors and Officers. Buyer shall have taken all actions necessary to cause the Buyer Board and the officers of Buyer as of the Effective Time, to be constituted in accordance with Section 1.4(c).

8.6 Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been consummated.

8.7 Listing. The Buyer Common Stock has not been delisted from Nasdaq.

8.8 Dissenting Shares. Dissenting Shares shall not represent five percent or more of the outstanding shares of Buyer Common Stock unless waived by the Company in its sole discretion.

SECTION 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time by delivery of written notice by the terminating party(ies) to the other party(ies) hereto under the following circumstances (whether before or after adoption of this Agreement by the Company’s members and whether before or after approval of the Buyer Stockholder Matters by Buyer’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Buyer and the Company;

(b) by either Party if the Contemplated Transactions shall not have been consummated by June 30, 2022 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a material breach of this Agreement;

(c) by either Party if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions; provided, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if the issuance of such order, decree or ruling or taking of such action was principally caused by or resulted from the failure of such Party to fulfill any of its obligations under this Agreement in any material respect;

(d) by either Party if the Company Member Matters shall not have been approved by Required Company Member Vote by the close of business on the day immediately prior to the day of the Buyer Stockholders’ Meeting; provided, however, that once the Required Company Member Vote has been obtained, no Party may terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Party if (i) the Buyer Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Buyer’s stockholders shall have taken a final vote on the Buyer Stockholder Matters and (ii) the Buyer Stockholder Matters shall not have been approved at the Buyer Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Buyer Stockholder Vote; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to Buyer if the failure to obtain the Required Buyer Stockholder Vote shall have been directly caused by the action or failure to act of Buyer and such action or failure to act constitutes a material breach by Buyer of this Agreement;

(f) by the Company (at any time prior to the approval of the Buyer Stockholder Matters by the Required Buyer Stockholder Vote) if a Buyer Triggering Event shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Buyer or if any representation or warranty of Buyer shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Buyer’s representations and warranties or breach by Buyer is curable by the End Date by Buyer, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the expiration of a 30-day period (or such shorter period ending on the third Business Day prior to the End Date, whichever ends earlier) commencing upon delivery of written notice from the Company to Buyer of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Buyer is cured prior to such termination becoming effective);

(h) by Buyer, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Buyer is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period (or such shorter period ending on the third Business Day prior to the End Date, whichever ends earlier) commencing upon delivery of written notice from Buyer to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(i) by Buyer, at any time prior to the approval of the Buyer Stockholder Matters by the Required Buyer Stockholder Vote in order to accept a Superior Offer and enter into a definitive agreement to effect a Superior Offer after the Buyer Board Adverse Recommendation Change (a “Buyer Permitted Alternative Agreement”); provided, however, that Buyer shall not enter into any Buyer Permitted Alternative Agreement unless (i) Buyer shall have complied in all material respects with its obligations under Section 4.4 and Section 5.4(d)(i) and (ii) Buyer shall concurrently pay to the Company the Termination Fee in accordance with Section 9.3(b); or

(j) by Company, at any time prior to the approval of the Company Member Matters by the Required Company Member Vote in order to accept a Superior Offer and enter into a definitive agreement to effect a Superior Offer (a “Company Permitted Alternative Agreement”); provided, however, that the Company shall not enter into any Company Permitted Alternative Agreement unless (i) the Company shall have complied in all material respects with its obligations under Section 4.5 and (ii) the Company shall concurrently pay to Buyer the Termination Fee in accordance with Section 9.3(f).

(k) by the Company, if the Fairness Opinion is not obtained by the Opinion Date.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.11, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for common law fraud.

9.3 Termination Fees; Expenses.

(a) If the Merger is consummated, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions (including the Pre-Closing Company Financing) shall be paid by the Surviving Corporation. If the Merger is not consummated, except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses. Buyer and the Company shall each be responsible for 50% of all filing fees required in connection with any filing under the HSR Act (and, for the avoidance of doubt, each Party shall otherwise bear its own costs and expenses incurred in connection therewith, including fees and disbursements of attorneys and other advisors).

(b) If this Agreement is terminated by Buyer pursuant to Section 9.1(i), then Buyer shall pay to the Company a nonrefundable fee in an amount equal to $4,000,000 (the “Termination Fee”) concurrently with such termination.

(c) If this Agreement is terminated by the Company pursuant to Section 9.1(f), then Buyer shall pay to Company the Termination Fee within ten Business Days of such termination.

(d) If this Agreement is terminated (i) by either Party pursuant to Section 9.1(e) or (ii) by either Party pursuant to Section 9.1(b) due to the failure of the condition set forth in Section 8.2(b), at the time of termination Buyer is not entitled to terminate this Agreement under Section 9.1(c), 9.1(d), or 9.1(h), and all conditions precedent to the obligations of Buyer set forth in Section 6 and 7 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing or except for any failure of any such condition to be satisfied as a result any breach or failure of any of Buyer’s representations, warranties or covenants hereunder), then Buyer shall pay to the Company the reasonable, documented, out of pocket fees and expenses incurred by or on behalf of such Person and its Affiliates in connection with the Contemplated Transactions, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to such Person and its Affiliates (the “Expenses”), not to exceed $750,000 in the aggregate, within ten Business Days of such termination.

(e) If this Agreement is terminated (i) by either Party pursuant to Section 9.1(d), (ii) by either Party pursuant to Section 9.1(b) due to the failure of the condition set forth in Section 7.2(b) or (iii) by either Party pursuant to Section 9.1(b) due to the failure of the condition set forth in Section 8.2(c), and, in the case of clause (ii) or clause (iii), at the time of termination the Company is not entitled to terminate this Agreement under Section 9.1(c), 9.1(e), 9.1(f), 9.1(g) or 9.1(k), and all conditions precedent to the obligations of the Company set forth in Section 6 and 8 (other than Section 8.2(c)) have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing or except for any failure of any such condition to be satisfied as a result any breach or failure of any of the Company’s representations, warranties or covenants hereunder), then the Company shall pay to Buyer the Expenses, not to exceed $750,000 in the aggregate, within ten Business Days of such termination.

(f) If this Agreement is terminated by the Company pursuant to Section 9.1(j), then the Company shall pay to Buyer the Termination Fee concurrently with such termination.

(g) If this Agreement is terminated by the Company pursuant to Section 9.1(k), then Buyer shall pay to the Company the Expenses, not to exceed $1,500,000 in the aggregate, within ten Business Days of such termination.

(h) Any Termination Fee or Expenses due under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then such Party shall (i) reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 9.3, and (ii) pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(i) The Parties agree that, (i) subject to Section 9.2, payment of the Termination Fee by one Party to the other Party shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the receiving Party following the termination of this Agreement, it being understood that in no event shall either Party be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following such payment of the Termination Fee (A) each Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by a Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (B) neither Party nor any of its respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the other Party or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (C) each Party and its respective Affiliates shall be precluded from any other remedy against the other Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(h) shall limit the rights of any Party under Section 10.10 or with respect to claims of common law fraud.

(j) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

SECTION 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company and Buyer contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company and Buyer at any time (whether before or after the adoption and approval of this Agreement by the Company’s members or before or after obtaining the Required Buyer Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders or members, as applicable, no amendment shall be made which by Law requires further approval of such stockholders or members without the further approval of such stockholders or members. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company and Buyer.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement and all claims and causes of action hereunder shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.7 of this Agreement; and (f) to the extent permitted by applicable Law, irrevocably and unconditionally waives the right to trial by jury.

10.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Eastern Time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Buyer:

SeaChange International, Inc.

177 Huntington Avenue, Suite 1703 PMB 73480

Boston, Massachusetts 02115

Attention: Peter Aquino

Email: pa411@schange.com

with a copy to (which shall not constitute notice):

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Attention: Robert S. Matlin, Esq., and Jonathan M. Barron, Esq.

Email: Robert.Matlin@klgates.com

  jonathan.barron@klgates.com

if to the Company:

Triller Hold Co LLC

2121 Avenue of the Stars, Suite 2350

Los Angeles, CA 90067

Attention: General Counsel

Email: dtraub@triller.co

with a copy to (which shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 44th Floor

Houston, TX 77002

Attention: David Elder; Patrick Hurley

Email: delder@akingump.com; phurley@akingump.com

10.8 Cooperation. Each Party agrees to cooperate with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power (and the Parties hereby request that such court exercise such power) to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to negotiate in good faith to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with, any such order or injunction.

10.11 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.9) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.12 Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(f) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(g) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h) The Parties agree that each of the Company Disclosure Schedule and the Buyer Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Buyer Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. Any item disclosed on any particular Section of the Company Disclosure Schedule or Buyer Disclosure Schedule or in any particular part or section any particular Section of the Company Disclosure Schedule or Buyer Disclosure Schedule shall be deemed to be disclosed on each Section of the Company Disclosure Schedule or Buyer Disclosure Schedule, as the case may be, and in all parts or sections of each Section of the

Company Disclosure Schedule or Buyer Disclosure Schedule, as the case may be, provided the relevance of such matter to such other Section of the Company Disclosure Schedule or Buyer Disclosure Schedule, as the case may be, or such other part or section of such other Section of the Company Disclosure Schedule or Buyer Disclosure Schedule, as the case may be, is reasonably discernible from the face of the information provided in the Section/part or section of the Company Disclosure Schedule or Buyer Disclosure Schedules, as the case may be, as to which such matter was disclosed. No disclosure of any matter contained in the Company Disclosure Schedule or Buyer Disclosure Schedule shall create an implication that such matter meets any standard of materiality (matters reflected in the Company Disclosure Schedule or Buyer Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule or Buyer Disclosure Schedule, as the case may be; such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature, nor shall the inclusion of any item be construed as implying that any such item is “material” for any purpose);

(i) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (Eastern Time) on the date that is one Business Day prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Buyer SEC Documents filed with the SEC at least two Business Days prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(j) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed and delivered as of the date first above written.

COMPANY:

TRILLER HOLD CO LLC

By:	/s/ Bobby Samevesht
Name:	Bobby Samevesht
Title:	Chief Executive Officer

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

BUYER:

SEACHANGE INTERNATIONAL, INC.

By:	/s/ Peter Aquino
Name:	Peter Aquino
Title:	Chief Executive Officer

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

EXHIBIT A CERTAIN

DEFINITIONS

(a) For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Buyer, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Buyer or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (ii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries to a Person or such a “group” (as defined above); or

(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

Notwithstanding the foregoing, any transaction contemplated by the Pre-Closing Reorganization or Pre-Closing Company Financing shall not be deemed an Acquisition Transaction.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Money Laundering Laws” means the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the USA PATRIOT ACT ((Pub. L. No. 107-56), and the Bank Secrecy Act (31 U.S.C. §§5311-5332)), and any other applicable Laws related to terrorist financing or money laundering, including know-your-customer (KYC) and financial recordkeeping and reporting requirements.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger or acquisition, or effectuating foreign investment.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

“Buyer Associate” means any current or former employee, independent contractor, officer or director of Buyer or its Subsidiaries.

“Buyer Allocation Percentage” means 1.96%.

“Buyer Balance Sheet” means the unaudited balance sheet of Buyer as of October 31, 2021 (the “Buyer Balance Sheet Date”), included in Buyer’s Report on Form 10-Q for the quarterly period ended October 31, 2021, as filed with the SEC.

“Buyer Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than individual Buyer Options or other compensatory equity award agreements made pursuant to Buyer’s standard forms, in which case only representative standard forms of such agreements shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen), in any case, maintained, contributed to, or required to be contributed to, by Buyer or Buyer ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of Buyer or under which Buyer has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other Person).

“Buyer Board” means the board of directors of Buyer.

“Buyer Capital Stock” means the Buyer Common Stock and the Buyer Preferred Stock.

“Buyer Change in Circumstance” means a change in circumstances neither known nor reasonably foreseeable by the Buyer Board as of, or prior to, the date of this Agreement nor known nor reasonably foreseeable by any of the officers of Buyer as of or prior to the date of this Agreement that does not relate to any Acquisition Proposal.

“Buyer Class A Common Stock” means, from and after the Effective Time, Buyer’s Class A Common Stock, $0.01 par value per share, with one vote per share.

“Buyer Class B Common Stock” means, from and after the Effective Time, Buyer’s Class B Common Stock, par value $0.01 per share, with a number of votes per share specified in Exhibit F-1, which upon transfer, except for certain permitted transfers, would automatically convert into shares of Buyer Class A Common Stock, and such other designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof specified in Exhibit F-1.

“Buyer Common Stock” means, prior to the Effective Time, the Common Stock, $0.01 par value per share, of Buyer.

“Buyer Contract” means any Contract: (a) to which Buyer or any of its Subsidiaries is a party; (b) by which Buyer or any of its Subsidiaries, or any Buyer IP or any other asset of Buyer or any of its Subsidiaries is or may become bound or under which Buyer or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which Buyer or any of its Subsidiaries has or may acquire any right or interest.

“Buyer DSUs/PSUs/RSUs” means deferred stock units, performance stock units and restricted stock units issued by Buyer that entitle the holder thereof to acquire shares of Buyer Common Stock.

“Buyer ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with Buyer or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Buyer ESPP” means the SeaChange International, Inc. 2015 Employee Stock Purchase Plan, as amended from time to time.

“Buyer Exchange Ratio” means the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Buyer Merger Shares by (b) the Buyer Outstanding Shares.

“Buyer Fundamental Representations” means the representations and warranties of Buyer set forth in Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Fairness Opinion), 3.7(a) and 3.7(c) (Capitalization), 3.21 (No Financial Advisors) and 3.24 (Valid Issuance; Senior Notes Matters).

“Buyer In-Bound License” means any agreement pursuant to which Buyer or any of its Subsidiaries is granted a license (including a covenant not to sue) or sublicense under or other right or interest in any Intellectual Property Right owned by any third party, other than non-disclosure agreements and COTS Licenses entered into in the Ordinary Course of Business.

“Buyer IP” means all Intellectual Property Rights that are owned or purported to be owned by Buyer or its Subsidiaries.

“Buyer Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of fact that, considered together with all other change, circumstance, condition, development, effect, event, occurrence, result or state of fact that have occurred prior to the date of determination of the occurrence of a Buyer Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Buyer or its Subsidiaries or ability to consummate the Contemplated Transactions, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been a Buyer Material Adverse Effect: (a) general business or economic conditions affecting the industry in which Buyer and its Subsidiaries operate, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any change in the stock price or trading volume of Buyer Common Stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of Buyer Common Stock may be taken into account in determining whether a Buyer Material Adverse Effect has occurred, unless such effects are otherwise excepted from this definition), (e) the failure of Buyer to meet internal or analysts’ expectations or projections or the results of operations of Buyer; (f) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (g) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions; (h) the outbreak or continuation of any disease or epidemic (including COVID-19); or (i) resulting from the taking of any action specifically required to be taken by this Agreement, except in each case with respect to clauses (a) through (c) and (h), to the extent they disproportionately affect Buyer and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Buyer and its Subsidiaries operate.

“Buyer Material Contract” means each of the following Buyer Contracts in effect as of the date of this Agreement other than any Buyer Benefit Plan (collectively, the “Buyer Material Contracts”):

(i) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii) each Buyer Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(iii) each Buyer Contract containing (A) any covenant limiting the freedom of Buyer or its Subsidiaries to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement or similar term by which any Person is or could become entitled to any benefit, right or privilege that must be at least as favorable to such Person as those offered to another Person, (C) any exclusivity provision, right of first refusal or right of first negotiation or similar covenant, or (D) any non-solicitation provision, in each case, other than restrictions or limitations that do not or would not materially affect the ability of Buyer to conduct its business;

(iv) each Buyer Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $500,000 pursuant to its express terms and not cancelable without penalty;

(v) each Buyer Contract relating to the disposition or acquisition of material assets outside of the Ordinary Course of Business and requiring payments after the date of this Agreement in excess of $500,000 or any ownership interest in any Entity;

(vi) each Buyer Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit (whether as debtor or creditor) in excess of $500,000 or creating any material Encumbrances with respect to any assets of Buyer or any of its Subsidiaries or any advancement or loan of money or equipment or other debt obligations to any employee or independent contractor, other than advancement of expenses in the Ordinary Course of Business;

(vii) each Buyer Contract requiring payment by Buyer after the date of this Agreement in excess of $500,000 or to Buyer after the date of this Agreement in excess of $1,000,000 pursuant to its express terms relating to: (A) any distribution agreement; (B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Buyer has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Buyer has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by Buyer; or (C) any Contract to license or engage any third party to manufacture or produce any product, service or technology of Buyer, any Contract for raw materials or warehousing of products or any Contract to sell, distribute or commercialize any products or service of Buyer;

(viii) each Buyer Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Buyer in connection with the Contemplated Transactions;

(ix) each Buyer Real Estate Lease;

(x) each Company Contract with any Governmental Body;

(xi) each Material Buyer IP Contract;

(xii) each Buyer Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Buyer or any of its Subsidiaries, or obligation to pay any royalties, fees or other payments to any owner, licensor, or other claimant to any Intellectual Property Rights;

(xiii) each Buyer Contract, offer letter, employment agreement, or independent contractor agreement with any employee or service provider (other than documents that can be obtained on the SEC’s website at www.sec.gov) that (A) is not terminable (x) at will by Buyer on less than 60 days’ prior notice or (y) without severance, or other cost or liability of less than $100,000 annually, or (B) provides for retention payments, change of control payments, severance, accelerated vesting, an exercise period of more than three months following a termination of service or any other payment or benefit that may or will become due of more than $100,000 as a result of the Merger; or

(xiv) any other Buyer Contract that is not terminable at will (with no penalty or payment) by Buyer or its Subsidiaries, as applicable, and which involves payment or receipt by Buyer or its Subsidiaries after the date of this Agreement under any such agreement, Contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate.

“Buyer Merger Shares” means the product of (x) the quotient obtained by dividing (a) the sum of (1) the Cash Consideration and (2) the aggregate principal amount of the Buyer Senior Notes comprising the Notes Merger Consideration by (b) the conversion price of the Company Convertible Notes in effect immediately prior to the Effective Time and (y) the Company Class A/B Exchange Ratio.

“Buyer Options” means options or other rights to purchase shares of Buyer Common Stock issued by Buyer.

“Buyer Out-Bound License” means any agreement pursuant to which Buyer or any of its Subsidiaries grants to any third party a license (including a covenant not to sue) or sublicense under or other right or interest in any Buyer IP or Intellectual Property Right licensed to Buyer or its Subsidiaries under a Buyer In-Bound License, other than any agreements that grant non-exclusive licenses to customers or intended solely for the purpose of conducting activities for Buyer or its Subsidiaries, or non-disclosure agreements, in each case entered into in the Ordinary Course of Business.

“Buyer Outstanding Shares” means the total number of shares of Buyer Common Stock outstanding (on a fully-diluted basis) immediately prior to the Effective Time (giving full effect to all issuances, conversions, repurchases, etc. which are to occur “immediately prior to the Effective Time”) and assuming, without limitation or duplication, (i) the exercise of all Buyer Options outstanding as of immediately prior to the Effective Time and (ii) the issuance of shares of Buyer Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time, in each case, regardless of whether such securities are vested, unvested, exercisable, in-the-money, out-of-the-money, or otherwise exercisable, exchangeable or convertible in accordance with the terms of such securities.

“Buyer Preferred Stock” means the Series A Participating Preferred Stock, $0.01 par value per share, of Buyer.

“Buyer Registered IP” means, collectively, each item of Registered IP owned in whole or in part by, or exclusively licensed to or exclusively sublicensed to, Buyer or its Subsidiaries.

“Buyer Stock Plans” means the Buyer ESPP and the 2021 Compensation and Incentive Plan, the 2011 Compensation and Incentive Plan and the 2005 Equity Compensation and Incentive Plan, in each case of Buyer, as may be amended from time to time.

“Buyer Target Working Capital” means $20,000,000, less the difference, if any, between (i) the aggregate Cash Merger Consideration if all Holders made a Cash Election with respect to all Buyer Common Stock and (ii) the actual aggregate Cash Merger Consideration.

“Buyer Triggering Event” shall be deemed to have occurred if: (a) Buyer shall have failed to include in the Proxy Statement the Buyer Board Recommendation or shall have made a Buyer Board Adverse Recommendation Change, (b) the Buyer Board shall have failed to publicly reaffirm the Buyer Board Recommendation within ten Business Days after the

Company so requests in writing after public announcement of an Acquisition Proposal that does not constitute and would not be reasonably likely to result in a Superior Offer (provided, that the Buyer Board shall only be required to make such affirmation two times for any specific Acquisition Proposal); (c) the Buyer Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (d) Buyer shall have entered into any letter of intent or similar document relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), and applicable rules, regulations and guidance, in each case, as amended.

“Cash Consideration” means $25,000,000.

“Cash Equivalents” means, collectively, the United States Department of Treasury bills and bonds, commercial paper, marketable securities, money market funds, United States savings bonds and other similar highly-liquid assets.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or its Subsidiaries.

“Company Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen), in any case, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or Company ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other Person).

“Company Board” means the board of directors of the Company.

“Company Class A Common Units” means the common units representing limited liability company interests in the Company having the rights and obligations specified with respect to Class A Common Units in the Company LLC Agreement.

“Company Class A/B Allocation Percentage” means the percentage specified in the Merger Allocation Schedule.

“Company Class A/B Exchange Ratio” means, subject to Section 1.14(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Class A/B Merger Shares by (b) the Company Outstanding Class A/B Common Units.

“Company Class A/B Merger Shares” means the product determined by (i) multiplying the Buyer Outstanding Shares by the Company Class A/B Allocation Percentage, and then (ii) dividing that product by the Buyer Allocation Percentage.

“Company Class B Common Units” means the common units representing limited liability company interests in the Company having the rights and obligations specified with respect to Class B Common Units in the Company LLC Agreement.

“Company Class C Allocation Percentage” means the percentage specified in the Merger Allocation Schedule.

“Company Class C Common Units” means the common units to be issued and authorized by the Company pursuant to the Pre-Closing Reorganization representing limited liability company interests in the Company having the rights and obligations specified with respect to Class C Common Units in the Company LLC Agreement to be amended pursuant to the Pre-Closing Reorganization.

“Company Class C Exchange Ratio” means, subject to Section 1.14(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Class C Merger Shares by (b) the Company Outstanding Class C Common Units.

“Company Class C Merger Shares” means the product determined by (i) multiplying the Buyer Outstanding Shares by the Company Class C Allocation Percentage, and then (ii) dividing that product by the Buyer Allocation Percentage.

“Company Common Units” means Company Class A Common Units and Company Class B Common Units (including Company Class C Common Units from and after the Pre-Closing Reorganization).

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Convertible Notes” means the convertible promissory notes to be issued by the Company to certain notes holders at an annual interest rate of 7.5% in an aggregate principal amount of up to $500 million pursuant to the Pre-Closing Company Financing.

“Company Equity Incentive Plan” means the Company’s 2021 Unit Option Plan adopted by the Company Board in 2021.

“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.6(a) and (c) (Capitalization) and 2.20 (No Financial Advisor).

“Company In-Bound License” means any agreement pursuant to which the Company or any of its Subsidiaries is granted a license (including a covenant not to sue) or sublicense under or other right or interest in any Intellectual Property Right owned by any third party, other than non-disclosure agreements and COTS Licenses into in the Ordinary Course of Business.

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company or its Subsidiaries.

“Company LLC Agreement” shall mean the Limited Liability Company Agreement of the Company, dated as of October 8, 2019, as amended by Amendment No. 1 thereto, dated April 1, 2020, as further amended by Amendment No. 2 thereto, dated as of August 1, 2020, and as it may be further amended (or amended and restated) from time to time.

“Company Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of fact that, considered together with all other such change, circumstance, condition, development, effect, event, occurrence, result or state of fact that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company or its Subsidiaries or ability to consummate the Contemplated Transactions, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate; (b) acts of war, armed hostilities or terrorism; (c) changes in financial, banking or securities markets; (d) the failure by the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company; (e) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (f) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, (g) the outbreak or continuation of any disease or epidemic (including COVID-19) or (h) resulting from the taking of any action specifically required to be taken by this Agreement; except in each case with respect to clauses (a) through (c) and (g), to the extent they disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Material Contract” means each of the following Company Contracts in effect as of the date of this Agreement other than any Company Benefit Plans (collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement or similar term by which any Person is or could become entitled to any benefit, right or privilege that must be at least as favorable to such Person as those offered to another Person, (C) any exclusivity provision, right of first refusal or right of first negotiation or similar covenant, or (D) any non-solicitation provision, in each case, other than restrictions or limitations that do not or would not materially affect the ability of the Company to conduct its business;

(iii) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $500,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Company Contract relating to the disposition or acquisition of material assets outside of the Ordinary Course of Business and requiring payments after the date of this Agreement in excess of $500,000 or any ownership interest in any Entity;

(v) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit (whether as debtor or creditor) in excess of $500,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any advancement or loan of money or equipment or other debt obligations to any employee or independent contractor, other than advancement of expenses in the Ordinary Course of Business;

(vi) each Company Contract requiring payment by the Company after the date of this Agreement in excess of $500,000 or to the Company after the date of this Agreement in excess of $1,000,000 pursuant to its express terms relating to: (A) any distribution agreement; (B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company; or (C) any Contract to license or engage any third party to manufacture or produce any product, service or technology of the Company, any Contract for raw materials or warehousing of products or any Contract to sell, distribute or commercialize any products or service of the Company;

(vii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii) each Company Real Estate Lease;

(ix) each Company Contract with any Governmental Body;

(x) each Material Company IP Contract;

(xi) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries, or obligation to pay any royalties, fees or other payments to any owner, licensor, or other claimant to any Intellectual Property Rights;

(xii) each Company Contract, offer letter, employment agreement, or independent contractor agreement with any employee or service provider that (A) is not terminable (x) at-will by the Company on less than 60 days’ prior notice, or (y) without severance or other cost or liability of less than $100,000 annually, or (B) provides for retention payments, change of control payments, severance, accelerated vesting, an exercise period of more than three months following a termination of service or any other payment or benefit that may or will become due of more than $100,000, as a result of the Merger; or

(xiii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, Contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate.

“Company Options” means all outstanding options to purchase Company Class B Common Units, whether or not exercisable and whether or not vested, under the Company Equity Incentive Plan.

“Company Outstanding Class A/B Common Units” means subject to Section 1.5(h), the total number of Company Class A Common Units and Company Class B Common outstanding (on a fully-diluted basis) as of immediately prior to the Effective Time (giving full effect to the reclassification of certain Company Class A Common Units to Company Class C Common Units pursuant to the Pre-Closing Reorganization, and all issuances, conversions, etc. which are to occur “immediately prior to the Effective Time”) and assuming, without limitation or duplication, (i) the exercise of all Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the conversion of all Company Convertible Notes and (iii) the issuance of Company Class A Common Units and Company Class B Common Units in respect of all other options, warrants or rights to receive such interests that will be outstanding immediately after the Effective Time, in each case, regardless of whether such securities are vested, unvested, exercisable, in-the-money, out-of-the-money, or otherwise exercisable, exchangeable or convertible in accordance with the terms of such securities; provided, however, that the foregoing shall exclude the Company Service Provider Units or any securities underlying such Company Service Provider Units.

“Company Outstanding Class C Common Units” means subject to Section 1.5(h), the total number of Company Class C Common Units outstanding (on a fully-diluted basis) as of immediately prior to the Effective Time (giving full effect to the reclassification of certain Company Class A Common Units to Company Class C Common Units pursuant to the Pre-Closing Reorganization).

“Company Out-Bound License” means any agreement pursuant to which the Company or any of its Subsidiaries grants to any third party a license (including a covenant not to sue) or sublicense under or other right or interest in any Company IP or Intellectual Property Right licensed to the Company or its Subsidiaries under a Company In-Bound License, other than any agreements that grant non-exclusive licenses to customers or intended solely for the purpose of conducting activities for the Company or its Subsidiaries, or non-disclosure agreements, in each case entered into in the Ordinary Course of Business.

“Company Registered IP” means all Registered IP owned in whole or in part by, or exclusively licensed to or exclusively sublicensed to, the Company or its Subsidiaries.

“Company Service Provider Allocation Percentage” means the percentage specified in the Merger Allocation Schedule.

“Company Service Provider Merger Shares” means the product determined by (i) multiplying the Buyer Outstanding Shares by the Service Provider Allocation Percentage, and then (ii) dividing that product by the Buyer Allocation Percentage.

“Company Service Provider Units” means the units representing limited liability company interests in the Company having the rights and obligations specified with respect to Service Provider Units in the Company LLC Agreement.

“Company Target Working Capital” means $100,000,000, less the difference, if any between (i) the aggregate Cash Merger Consideration if all Holders made a Cash Election with respect to all Buyer Common Stock and (ii) the actual aggregate Cash Merger Consideration.

“Company Units” means the Company Common Units and Company Service Provider Units.

“Company Warrants” means warrants issued or granted by the Company to purchase Company Common Units.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of November 3, 2021, by and between the Company and Buyer.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement, including the Reverse Split and the Buyer Senior Notes to the extent applicable to such Party (but excluding the Pre-Closing Reorganization).

“Contract” means, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“COTS License” means a license or service agreement providing rights to use and/or access commercially available software products under standard end-user object code licenses, shrink-wrap, or click-wrap agreements.

“COVID-19” means severe acute respiratory syndrome coronavirus (SARS-CoV-2) also known as the novel coronavirus, and the disease caused thereby, COVID-19.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, shut down, closure, or any other Law, order, ruling, judgment, decision, decree or directive having the force of Law by any Governmental Body in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act of 2020.

“Data Protection Law” means all applicable Laws pertaining to data protection, data privacy, data security, data breach notification, and cross-border data transfer; including but not limited to, EU General Data Protection Regulation 2016//679 (“GDPR”), the implementation acts of GDPR by the Member States of the European Union or the European Commission, the GDPR as it forms part of the United Kingdom Domestic Law by virtue of Section 3 of the European Union (Withdrawal) Act 2018 (the “UK GDPR”), and the California Consumer Privacy Act of 2018 (“CCPA”), in each case if and to the extent applicable.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effective Time Working Capital” means the positive or negative amount of the remainder of (a) the Working Capital Assets minus (b) the Working Capital Liabilities, as measured and determined for the Effective Time and calculated in accordance with Section 1.10(d) and Section 1.10(e), as applicable. A non-binding Effective Time Working Capital calculation example, prepared in accordance with Section 1.10(d) and Section 1.10(e), is attached hereto as Exhibit D.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Election” means Cash Election or Stock Election, as applicable.

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to public health and safety, pollution or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases, cleanup or control of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Interest” means, with respect to any Person, (a) any capital stock, partnership, membership or other ownership or equity interest in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other Contract, instrument or right which would entitle any other Person to acquire (including upon exercise, exchange or conversion) any interest contemplated by the preceding clause (a) of this definition in such Person (including share appreciation, phantom share, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the Company Class A/B Exchange Ratio, Company Class C Exchange Ratio or the Buyer Exchange Ratio, as applicable.

“Export Controls” means the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and any other applicable export controls Laws.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).

“Government Official” means: (a) any officer, employee, or Person acting in an official capacity or performing public duties or functions on behalf of (1) any government, including all levels and subdivisions of government from national to local; (2) any Governmental Body; (3) any business or commercial entity owned, managed, or controlled by a government, such as a public university, public hospital, state research institute, or national bank; (4) any political party or official thereof; (b) any candidate for public office; (c) any officer, employee, or agent of a public international organization, including for example the United Nations, the International Monetary Fund, or the World Bank; or (d) any relative of any Government Official.

“Hazardous Materials” means any material, substance or waste that is subject to regulation, control or remediation under any Environmental Law, including without limitation, petroleum any fraction thereof, petroleum products or by-products, natural gas, natural gas liquids, asbestos or asbestos-containing materials, toxic mold, radon, radiation or radioactive substances, urea formaldehyde, per- or polyfluoroalkyl substances, and polychlorinated biphenyls.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property Rights” means any and all past, present, and future rights in, arising out of, or associated with any of the following in any jurisdiction worldwide: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Body-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (collectively, “Patents”); (b) trademarks, service marks, brands, fictitious business names, slogans, symbols, collective marks, corporate names, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (collectively, “Trademarks”); (c) copyrights and works of authorship any medium or expression, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (collectively, “Copyrights”); (d) internet domain names and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets (including any trade secret protectable under applicable Law, and any other information that derives independent economic value (actual or potential) from not being generally known to and not being readily ascertainable by proper means by a Person able to obtain economic value from its use or disclosure), know-how, inventions (whether or not patentable), rights in inventions (including discoveries, improvements, ideas, data, pricing, cost-information, concepts, creative works, drawings formulas, formulations, patterns, techniques, prototypes, specifications, protocols, and processes), technology, business and technical information, marketing plans, databases, data compilations and collections, tools, methods, processes, techniques, customer and supplier lists, and other confidential and proprietary information and all rights therein (collectively, “Trade Secrets”); (h) all computer software and databases, computer programs, operating systems, applications, firmware, middleware, semiconductor design topographies, and all other computer code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, flow charts, and other documentation thereof; and (i) all other intellectual or industrial property, and proprietary rights; and in each case of clauses (a) through (i), (x) all copies and embodiments thereof, in electronic, written, or other media (including all samples, studies, and summaries); (y) all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding; and (z) all past, present, and future causes of action and rights to seek and recover losses, settlements, and equitable relief for any claims whatsoever related thereto.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means the information technology systems and infrastructure used, owned, leased or licensed by or for the business of a company, including software, firmware, hardware, networks, interfaces, platforms and related systems.

“Knowledge” means the actual knowledge, after reasonable inquiry, of the executive officers of each of the Company or Buyer, as applicable.

“Law” means any federal, state, national, foreign, local or municipal or other law, statute, constitution, principle of common law, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Consideration” means the Cash/Notes Merger Consideration or the Stock Merger Consideration, as applicable.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Select Market or such other Nasdaq market on which shares of Buyer Common Stock are then listed.

“New Buyer Common Stock” means, from and after the Effective Time, the Buyer Class A Common Stock and the Buyer Class B Common Stock.

“New Buyer Equity Incentive Plan” means an “omnibus” equity incentive plan, in standard and customary form and substance reasonably acceptable to Buyer and the Company, to be approved and adopted by the Buyer Board and the stockholders of Buyer before the Merger, which plan shall authorize the issuance of a number of (post-any Reverse Split) shares of New Buyer Common Stock equal to (as of immediately after the Effective Time) approximately 10% (or such other percentage agreed to by the Company) of the outstanding (on a fully-diluted basis) shares of New Buyer Common Stock as of immediately after the Effective Time.

“Notes Consideration” means $75,000,000.

“Ordinary Course of Business” means, in the case of each of the Company and Buyer, such actions taken in the ordinary course of its normal operations and consistent with its past practices (giving effect to any adjustments and modifications thereto taken in response to or as a result of COVID-19), and in the case of the Company, the Pre-Closing Company Financing and the Pre-Closing Reorganization.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization (inclusive of certificates of designation) or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out-of-the-Money Options Value” means the aggregate value as of the Effective Time of the Out-of-the-Money Options, as agreed to by Buyer and the Company, calculated using a Black-Scholes pricing model.

“Party” or “Parties” means the Company and Buyer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet delinquent or for Taxes that are being contested in good faith and for which adequate reserves have been made on the balance sheet included with the Pro Forma Information, the Company Audited Balance Sheet or the Buyer Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Buyer, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or any of its Subsidiaries or Buyer, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Personal Information” means any individually identifiable information ( or information that, in combination with other information, could reasonably allow the identification of an individual or household, or could reasonably be linked, directly or indirectly, to an individual or household), including demographic, health, behavioral, biometric, financial, nonpublic, and geolocation information, IP addresses, network and hardware identifiers, employee information, and any other individually identifiable information that is protected under any applicable privacy, data security, or data breach notification law, or which a company is required to safeguard under any of its contractual obligations.

“Pre-Closing Company Financing” means the issuance of the Company Convertible Notes to be consummated no later than immediately prior to the Effective Time.

“Pre-Closing Reorganization” means the actions set forth on Exhibit E of the Company Disclosure Schedule to be taken by the Company and its Subsidiaries prior to the Closing Date.

“Proxy Statement” means the proxy statement to be sent to Buyer’s stockholders in connection with the Buyer Stockholders’ Meeting.

“Public Health Service Act” means the Public Health Service Act of 1944, as amended.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all Patents, Copyrights, and Trademarks, domain names, and all applications for any of the foregoing.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register New Buyer Common Stock) to be filed with the SEC by Buyer registering the public offering and sale of Buyer Common Stock to all holders of Company Units in the Merger unless such registration is not allowable under the Securities Act, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Relevant Date” means, with respect to the Company, October 8, 2019, which is the date the Company was formed, or, with respect to each of the Company’s Subsidiaries, the later of (i) the date such Subsidiary was formed and (ii) January 1, 2019.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Reverse Split” means a reverse stock split of all outstanding shares of Buyer Common Stock at a reverse stock split ratio in the range and at the time prior to or simultaneously with Closing as determined to by the Company.

“Rights” shall have the meaning set forth in the Rights Agreement.

“Rights Agreement” shall mean that certain Tax Benefits Preservation Plan, dated as of March 4, 2019, as amended, between Buyer and Computershare Inc., as rights agent.

“Sanctioned Country” means a country or territory that is itself, or whose government is, subject to Sanctions (currently, Crimea, Cuba, Iran, North Korea, Syria and Venezuela).

“Sanctioned Person” means any Person that is (a) the target of Sanctions, including any Person identified on OFAC’s Specially Designated Nationals and Blocked Persons List, Sectoral Sanctions Identifications List, or any other Sanctions-related list maintained by a Sanctions authority; (b) a Person that is organized, located, resident, or otherwise doing business in a Sanctioned Country; or (c) any Person owned or controlled by any Person(s) described in clause(s) (a) and/or (b) to the extent such owned or controlled Person is subject to the same restrictions as the Person(s) described in clause(s) (a) and/or (b).

“Sanctions” means economic and trade sanctions administered or enforced by the United States (including OFAC, U.S. Department of State, and U.S. Department of Commerce); European Union; United Kingdom (including Her Majesty’s Treasury); and United Nations Security Council.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any unauthorized or unlawful access, acquisition, exfiltration, manipulation, erasure, loss, use, or disclosure that compromises the confidentiality, integrity, availability or security of Sensitive Data or the IT Systems, or that triggers any reporting requirement under any breach notification Law or contractual provision, including any ransomware or denial of service attacks that prevent or materially degrade access to Sensitive Data or the IT Systems.

“Sensitive Data” means all Personal Information, confidential information, proprietary information, intellectual property, and any other information protected by applicable Law or Contract that is collected, maintained, stored, transmitted, used, disclosed, or otherwise processed by, for or on behalf of a company.

“Stock Merger Consideration” means the Buyer Stock Merger Consideration or the Company Stock Merger Consideration, as applicable.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 80% for these purposes).

An Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 80% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Buyer Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant, as well as any written offer by the other Party to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, and after taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal (including the financing terms and the ability of such third party to finance such Acquisition Proposal), would reasonably be expected to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable, from a financial point of view, to Buyer’s stockholders or the Company’s members, as applicable, than the terms of the Contemplated Transactions (after taking into account any revisions to the Contemplated Transactions offered by the other Party).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing mass layoff statute, rule or regulation.

“Working Capital Assets” shall mean the current assets of Buyer or the Company, as applicable, on a consolidated basis as of the Effective Time (including cash and Cash Equivalents), each determined in accordance with GAAP and the methodologies set forth on Exhibit D, but excluding from current assets those current assets other than the Specified Assets (in accordance with and for the purposes specified in Section 1.10(d) and Section 1.10(e)) or the items, if any, identified on Exhibit D.

“Working Capital Liabilities” shall mean the current liabilities of Buyer or the Company, as applicable, on a consolidated basis as of the Effective Time, each determined in accordance with GAAP and the methodologies set forth on Exhibit D, but excluding the items, if any, identified on Exhibit D.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Agreement	Preamble
Allocation Certificate	5.16(a)
Anti-Bribery Laws	2.22(a)
Buyer	Preamble
Buyer Board Adverse Recommendation Change	5.4(c)
Buyer Board Recommendation	5.4(c)
Buyer D&O Tail Policy	5.9(d)

Buyer Determination Notice	5.4(d)(i)
Buyer Disclosure Schedule	3
Buyer Financial Advisor	3.4
Buyer Fully-Diluted Shares Certificate	5.16(b)
Buyer Out-of-the-Money Options	5.6(a)
Buyer PEO Plan	3.18(a)
Buyer Permits	3.15(b)
Buyer Permitted Alternative Agreement	9.1(i)
Buyer Real Estate Leases	3.12
Buyer SEC Documents	3.8(a)
Buyer Senior Notes	1.5(a)(iii)
Buyer Share Closing Price	1.14(e)
Buyer Stockholder Matters	5.4(a)
Buyer Stock Merger Consideration	1.5(a)(ii)
Buyer Stockholders’ Meeting	5.4(a)
Buyer Transaction Expense	1.10(d)
Cash/Notes Merger Consideration	1.5(a)(iii)
Cash Merger Consideration	1.5(a)(ii)
Cash Election	1.5(a)(ii)
Certificate of Merger	1.3(b)
Certifications	3.8(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Audited Financial Statements	2.7(a)
Company D&O Tail Policy	5.9(d)
Company Disclosure Schedule	2
Company Financial Statements	2.7(a)
Company PEO Plan	2.17(a)
Company Permits	2.14(b)
Company Permitted Alternative Agreement	9.1(j)
Company Written Consents	Recitals
Company Member Matters	5.2
Company Real Estate Leases	2.11
Company Transaction Expenses	1.10(b)
Company Stock Merger Consideration	1.5(a)(i)
Converted Option	5.6(b)
Costs	5.9(a)
Determination Date	1.10
Dissenting Shares	1.7
DLLCA	Recitals
DOJ	5.4(b)(i)
D&O Indemnified Parties	5.9(a)
EDGAR	3
Effective Time	1.3(b)

Election Deadline	1.12(d)
Election Period	1.12(c)
End Date	9.1(b)
Exchange Fund	1.13
Exchange Agreement	2.24
Expenses	9.3(c)
Form of Election	1.12(b)
FTC	5.5(b)(i)
HIPAA	2.17(a)
Holder	1.12
Indenture	3.24(b)
Intended Tax Treatment	5.13(a)
Liability	2.9
Material Buyer IP Contracts	3.13(c)
Material Company IP Contracts	2.12(c)
Merger	Recitals
Merger Allocation Schedule	1.5(h)
Nasdaq Listing Application	5.11
New Certificate	1.5(g)
Note Merger Consideration	1.5(a)(iii)
Old Certificate	1.5(g)
Opinion Date	5.22
Permitted Events	3.26
Pre-Closing Period	4.1(a)
Required Company Member Vote	2.4
Required Buyer Stockholder Vote	3.5
Rights Agreement Amendment	3.26
Specified Assets	1.10(e)
Stock Election	1.5(a)(ii)
Support Agreement	Recitals
Surviving Corporation	1.1
Termination Fee	9.3(b)
Truverse	2.23

Exhibit 4.1

Execution Version

AMENDMENT NO. 3 TO RIGHTS AGREEMENT

Amendment No. 3 to Rights Agreement (this “Amendment”), dated as of December 22, 2021, between SeaChange International, Inc., a Delaware corporation (the “Company”), and Computershare Inc., as Rights Agent (the “Rights Agent”), to the Tax Benefits Preservation Plan, dated as of March 4, 2019, between the Company and the Rights Agent (as amended, the “Rights Agreement”); all capitalized terms not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger with Triller Hold Co LLC, a Delaware limited liability company (as amended, supplemented or modified from time to time, the “Merger Agreement”);

WHEREAS, the Board of Directors of the Company has determined that the Merger Agreement and the terms and conditions set forth therein and the transactions contemplated thereby, including, without limitation, the Merger (as defined in the Merger Agreement), are advisable and are fair to and in the best interests of the Company and its stockholders;

WHEREAS, the Board of Directors of the Company has determined, in connection with its consideration of the Merger Agreement, that it is desirable to amend the Rights Agreement as set forth herein;

WHEREAS, subject to certain limited exceptions, Section 27 of the Rights Agreement provides that the Company may, if deemed necessary and desirable, and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Rights Agreement in any respect without the approval of the holders of the Rights;

WHEREAS, this Amendment is permitted by and is made in compliance with the terms of Section 27 of the Rights Agreement; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Board of Directors has approved and the Company hereby directs that the Rights Agreement shall be amended as set forth in this Amendment.

NOW THEREFORE, in consideration of the foregoing premises and mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Rights Agent hereby agree as follows:

Section 1. Amendment to Section 1. Section 1 of the Rights Agreement is hereby amended and supplemented by adding subsection (dd) and (ee) which shall read as follows:

“(dd) “Merger Agreement” shall mean the Agreement and Plan of Merger, dated December 22, 2021, among Triller Hold Co LLC, a Delaware limited liability company, and the Company (as such agreement is amended, supplemented or modified from time to time).

(ee) “Support Agreements” shall mean collectively, the Support Agreements, dated as of December 22, 2021, between Triller Hold Co LLC, a Delaware limited liability company, and each of the persons listed on Schedule I to each such agreement (as such agreements, or any of them, are amended, supplemented or modified from time to time).”

Section 2.Amendment to Section 7. Section 7 of the Rights Agreement is hereby amended and supplemented by adding subsection 7(f) which shall read as follows:

“Notwithstanding anything to the contrary in this Agreement, immediately prior to the Effective Time (as defined in the Merger Agreement) this Agreement shall automatically terminate (without any further action of the parties hereto), all Rights established hereunder shall automatically expire and such time shall be deemed the Expiration Date for all purposes of this Agreement.”

Section 3. Addition of New Section 36. The Rights Agreement is hereby amended and supplemented by adding a new Section 36 thereof which shall read as follows:

“Section 36. Exception For Merger Agreement and Support Agreements. Notwithstanding any provision of this Agreement to the contrary, none of a Section 11(a)(ii) Event, a Distribution Date nor a Shares Acquisition Date shall be deemed to have occurred, neither Triller Hold Co LLC nor any of its Affiliates or Associates shall be deemed to have become an Acquiring Person, and no holder of any Rights shall be entitled to exercise such Rights under, or be entitled to any rights pursuant to, any of Sections 3, 7 or 11 of this Agreement, in any such case by reason of (a) the approval, execution or delivery of the Merger Agreement, the Support Agreements or any amendments thereto approved by the Board of Directors of the Company or (b) the consummation of any of the transactions contemplated by the Merger Agreement in accordance with its terms, including without limitation, the Merger (as defined in the Merger Agreement).”

Section 4. Effective Date; Certification. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. The officer of the Company executing this Amendment hereby certifies to the Rights Agent that the amendments and supplements to the Rights Agreement set forth in this Amendment are in compliance with the terms of Section 27 of the Rights Agreement, and the certification contained in this Section 4 shall constitute the certification required by Section 27 of the Rights Agreement.

Section 5. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by, and construed in accordance with, the laws of such State applicable to contracts made and to be performed entirely within such State.

2

Section 6. Severability. The terms, provisions, covenants or restrictions of this Amendment shall be deemed severable, and the invalidity or unenforceability of any term, provision, covenant or restriction shall not affect the validity or enforceability of any other term, provision, covenant or restriction hereof. If any term, provision, covenant or restriction of this Amendment, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable term, provision, covenant or restriction shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable term, provision, covenant or restriction and (b) the remainder of this Amendment and the application of such term, provision, covenant or restriction to other Persons or circumstances shall not be affected by such invalidity or unenforceability.

Section 7. Notice. The Rights Agent and the Company hereby waive any notice requirement with respect to each other under the Rights Agreement, if any, pertaining to the matters covered by this Amendment.

Section 8. No Other Effect. Except as expressly set forth herein, the Rights Agreement shall not by implication or otherwise be supplemented or amended by virtue of this Amendment, but shall remain in full force and effect, as amended hereby.

Section 9. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Signature Page Follows]

3

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date and year first above written.

SEACHANGE INTERNATIONAL, INC.

By:	/s/ Peter Aquino
Name:	Peter Aquino
Title:	Chief Executive Officer

COMPUTERSHARE INC., as Rights Agent

By:
Name:
Title:

4

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date and year first above written.

SEACHANGE INTERNATIONAL, INC.

By:
Name:
Title:

COMPUTERSHARE INC., as Rights Agent

By:	/s/ Patrick Hayes
Name:	Patrick Hayes
Title:	Vice President & Manager

4

Exhibit 99.1

Triller to the “ILLR”

Triller Hold Co LLC expected to become publicly traded on Nasdaq through a reverse merger with publicly-traded company SeaChange International, Inc. (NASDAQ: SEAC).

•	Upon closing, ticker symbol to be changed to “ILLR” and company name to be changed to TrillerVerz Corp.

•	Transaction expected to ultimately value TrillerVerz at approximately $5 Billion.

•	Definitive documents and deal terms signed, including a support agreement from SeaChange’s largest shareholder. The Transaction is expected to close in Q1 2022.

•	SeaChange to become a business unit inside of TrillerVerz focused on cable, streaming and advertising.

LOS ANGELES and BOSTON, December 22, 2021/PRNewswire/ —SeaChange International, Inc. (“SeaChange”) (NASD:SEAC) together with Triller Hold Co LLC (“TrillerVerz” or the “Company”) today announced that they have entered into a definitive agreement and plan of merger (the “Merger Agreement”) to combine with SeaChange, a publicly-traded company focused on advanced digital advertising with TrillerVerz. The proposed business combination (the “Business Combination”) is expected to ultimately result in a value of the combined company at approximately $5 billion.

TrillerVerz believes it is positioned to become a leading AI-powered social media platform for content, creators & commerce and is anticipated to be publicly traded on a U.S. national exchange through the proposed Business Combination.

After completing the proposed Business Combination, SeaChange will change its name to “TrillerVerz Corp.” The ticker symbol is expected to change from “SEAC” currently listed on Nasdaq to the new ticker symbol “ILLR”.

TrillerVerz expects it will create a leading voice on the Web3.0 movement and embrace the power of decentralized systems to enable greater participation in the multi-hundred billion dollar creator economy. TrillerVerz believes that creators deserve to own, manage, distribute and monetize their content, and TrillerVerz is designed for ever greater creator control, extensibility, and agency.

TrillerVerz’s services enable creators of all kinds (artists, athletes, influencers, public figures, and brands) to engage and build audiences across all open platforms with unique channels of communication they can control. TrillerVerz enables over 750 million interactions with consumers every month.

TrillerVerz’s proprietary AI-based ecosystem enables content and experiences that unlock the vast relationships between creators, tastemakers, and influencers in the globe’s most coveted demographic, the 18- to the 34-year-old marketplace.

TrillerVerz has a proven track record of producing world-class content around the Triller Fight Club and Verzuzbrands, showcasing artists, athletes, and personalities and building a large, growing, and re-targetable audience of millions of users around the world. TrillerVerz has successfully deployed innovative solutions combining in-venue, Pay-Per-View (traditional media & digital), subscription, sponsorship, and advertising monetization for its partner brands. The Company boasts a diverse and robust creator network that shapes content and culture with billions of followers worldwide. The Company has built an extensible platform for marketing, advertising, and e-commerce engagement enabling brands to construct and optimize the entire customer journey from awareness to purchase process to loyalty.

TrillerVerz plans to diversify its revenue streams by expanding its global footprint and investment in new growth opportunities across the creator economy and emerging technologies. The combined company will be well-positioned to pursue a robust acquisition strategy that will only strengthen its economic engine.

The TrillerVerz platform drives more than 750 million user interactions per month, reflecting 2x year-over-year growth in user engagement and 5.3x year-over-year growth in the number of paying users, which TrillerVerz believes places it in the upper echelon of social media platforms globally. With today’s news, TrillerVerz and SeaChange believe they are set to take a significant step forward in their goal.

The boards of both TrillerVerz and SeaChange have approved the proposed Business Combination. It is expected to close in the first quarter of 2022, subject to regulatory and stockholder approvals and the satisfaction of other closing conditions, including specified working capital requirements.

Upon closing, the combined company will be led by TrillerVerz’s CEO, Mahi de Silva, who will also become Chairman of the Board. Peter Aquino, President and CEO of SeaChange will join the TrillerVerz team.

Management Commentary

Mahi de Silva, Chief Executive Officer of TrillerVerz, stated, “We are thrilled to announce this important milestone of TrillerVerz’s plans to enter the public market. In our short history, we have evolved from a disruptive social media platform and creator of content to one of the world’s most successful platforms where creators, commerce, and culture meet.”

He continued that “Today, TrillerVerz’s combined ecosystem of creators are the younger generations’ most recognized and followed brands globally. We believe TrillerVerz is becoming the voice of youth culture, a brand that sits at the nexus of content, creator, commerce, and culture in the digital world. Our strategy is to continue to build the world’s largest stage for creators to distribute and monetize viral and engaging content with experiences that elevate culture. We believe that combining with SeaChange accelerates our advertising and marketing capabilities by extending our reach to cable, satellite, and OTT media. We believe the proposed Business Combination will enable investors to participate in the expected growth of TrillerVerz and enable TrillerVerz access to the capital markets, which we believe will help accelerate growth. We are so grateful to the millions of loyal fans who have helped us take TrillerVerz to the next level, without whom this would not have been possible.”

Peter Aquino President and CEO of SeaChange stated, “The business combination with TrillerVerz represents a tremendous opportunity to invest in the future of creativity. We believe that TrillerVerz’s unmatched social media reach, Gen Z engagement, and the opportunity to meaningfully expand its global multi-platform presence across content, commerce, creators, and being at the forefront of e-commerce, adtech, and NFTs, including the metaverse, is a compelling investment with the potential to create significant value.”

He continued, “Having been at the center of adtech and martech for over a decade, SeaChange’s management and directors are in a unique position to understand the TrillerVerz business and are proud to be involved in shepherding Web 3.0 to the world with TrillerVerz. With its AI content and commerce engine, TrillerVerz is poised to be a leader in social adtech and martech and has redefined how a customer is engaged and transacted. We believe that the TrillerVerz product line sets a foundation and future unlike any other company we were in discussions with, comparable to Facebook and Google.”

Transaction Overview

Pursuant and subject to the terms and conditions of the Merger Agreement, in addition to other contemplated transactions, (i) the parties anticipate that TrillerVerz will conduct an offering of convertible notes prior to the closing in an amount in excess of $100 million (the “Company Convertible Notes”), and (ii) the charter of the surviving company will provide for two classes of common stock, consisting of Class A common stock (“Buyer Class A Common Stock”) and Class B common stock (which Class B common stock is anticipated to provide for super-voting rights to provide its holders 76% or more of the total voting rights) (“Buyer Class B Common Stock”).

The stockholders of SeaChange will have the right to elect to receive either (i) their pro rata portion of $25 million cash consideration along with their pro rata portion of an aggregate $75 million in principal of notes (the “Notes Consideration”) to be issued by the surviving company to the holders of SeaChange common stock (such cash and notes consideration, the “Cash/Notes Consideration”) or (ii) a number of shares of Buyer Class A Common Stock (the “Stock Consideration”), in an amount equal to that which such holder would have received if such holder had purchased Company Convertible Notes in an aggregate amount equal to its pro rata portion of the Cash/Notes Consideration and then converted such Company Convertible Notes at the conversion price at which such Company Convertible Notes were issued and then participated pro-rata along with the TrillerVerz holders in the proposed Business Combination. Assuming that (i) all holders of SeaChange common stock elect the Stock Consideration and (ii) that TrillerVerz issues $250 million of Company Convertible Notes which convert in connection with the proposed Business Combination at an agreed discount of 20% to an assumed $5 billion TrillerVerz valuation, the stockholders of SeaChange would own approximately 2.3% of the surviving company and the holders of TrillerVerz would hold approximately 97.7% of the surviving company. If all stockholders of SeaChange elected to receive the Cash/Notes Consideration, such stockholders would have no equity interest in the surviving company, and the Triller holders would collectively own 100% of the surviving company. For SeaChange stockholders that elect the Cash/Notes Consideration, each would receive their pro rata portion of such Cash/Notes Consideration which would then also reduce the resulting SeaChange stockholders’ ownership percentages by taking into account the payment of the Cash/Notes Consideration and related reduction in the Stock Consideration. The notes (the “Merger Consideration Notes”) to be issued to SeaChange stockholders who elect the Cash/Notes Consideration are payable on the one-year anniversary of issuance, bear interest at a rate of 5% per annum and, in the event an agreed fairness opinion is obtained by SeaChange in accordance with the provisions of the Merger Agreement, will be automatically converted by the surviving company into Buyer Class A Common Stock at such time as the market capitalization of the surviving company equals or exceeds $6 billion for ten consecutive trading days into 80% of the same number of shares of Buyer Class A Common Stock which the SeaChange stockholder would have received if instead of electing the Cash/Notes Consideration such SeaChange stockholder had elected the Stock Consideration for the portion of the Cash/Notes Consideration attributable to the principal amount of the Notes Consideration. If the fairness opinion is not obtained, the Merger Consideration Notes will not be automatically convertible, but in any case, the holders of the Merger Consideration Notes will have the option to convert into Buyer Class A Common Stock if the surviving company exercises its optional redemption right, which it may do at any time, in whole or in part, on the same terms set forth above. The holders of the Merger Consideration Notes will have recourse against the surviving company and its assets only to the extent of the surviving company’s interest in certain of its subsidiaries (who will also provide guarantees of the Merger Consideration Notes). The existing subsidiaries of SeaChange prior to the proposed Merger are also anticipated to provide a first lien security interest on their assets securing the Merger Consideration Notes. The Merger Consideration Notes will have limited covenants.

Advisors

Akin Gump Strauss Hauer & Feld LLP has advised TrillerVerz with certain legal matters related to the proposed Business Combination and K&L Gates LLP has advised SeaChange with respect to certain legal matters relating to the proposed Business Combination.

Investor Webcast Information

Management of TrillerVerz and SeaChange will host an investor webcast to be announced shortly, regarding the proposed Business Combination. A detailed investor presentation will accompany the webcast and will be available on the SeaChange website.

About TrillerVerz

TrillerVerz is a first-of-its-kind company consolidating technology and content platforms to lead to Web3.0. TrillerVerz pairs music culture with sports, fashion, entertainment, and influencers through a 360-degree view of content and technology. TrillerVerz owns the globally popular TrillerVerz app used by musicians, celebrities, athletes, and overall culture setters, reaching more than 350 million users worldwide. The TrillerVerz app as distinguished from other popular short-video apps, encourages its influencers to post the content created on the app across different social media platforms and uses proprietary AI technology to push and track their content virally to affiliated and non-affiliated sites and networks, enabling them to reach millions of additional users. TrillerVerz additionally owns VERZUZ, the live-stream music platform launched by Swizz Beatz and Timbaland; Amplify.ai, a leading customer engagement platform; FITE, a premier global PPV, AVOD, and SVOD streaming site; and Thuzio, a leader in B2B premium influencer events and experiences. A TrillerVerz presentation is attached immediately following this press release.

About SeaChange

SeaChange provides first-class video streaming, linear TV, and video advertising technology for operators, content owners, and broadcasters globally. The SeaChange technology enables operators, broadcasters, and content owners to cost-effectively launch and grow premium linear TV and direct-to-consumer streaming services to manage, curate, and monetize their content. SeaChange helps protect existing and develop new and incremental advertising revenues for traditional linear TV and streaming services with its unique advertising technology. SeaChange enjoys a rich heritage of nearly three decades of delivering premium video software solutions to its global customer base.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, SeaChange plans to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus of SeaChange relating to the proposed Business Combination. Any definitive proxy statement/prospectus of SeaChange will be mailed to stockholders of SeaChange if and when available. INVESTORS AND SECURITY HOLDERS OF SEACHANGE AND TRILLERVERZ ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SEACHANGE, TRILLERVERZ, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by SeaChange with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by SeaChange with the SEC by written request to: SeaChange International, Inc., 177 Huntington Avenue, Suite 1703 #73480, Boston, MA 02115-3135, Attention: Elaine Martel, Corporate Secretary.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

SeaChange and TrillerVerz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SeaChange in connection with the proposed Business Combination. Additional information regarding the special interests of these directors and executive officers in the proposed Business Combination will be included in the proxy statement/prospectus referred to above. Investors and security holders will be able to obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Information about SeaChange’s directors and executive officers is included in SeaChange’s definitive proxy statement and other documents filed with the SEC. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of SeaChange at the address above.

Information about TrillerVerz’s directors and executive officers will be included in the proxy statement/prospectus referred to above.

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “could,” “plan” and the negative of such terms and variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect SeaChange’s and TrillerVerz’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the proposed Business Combination and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed Business Combination, the amount, timing, terms or ultimate issuance of the Company Convertible Notes, the expected ownership of the combined company, the expected trading value of the combined company’s shares of common stock, the expected timing and likelihood of completion of the Business Combination, the expected value of TrillerVerz and of the combined company and opportunities relating to or resulting from the Business Combination), and statements regarding the nature and commercial success of TrillerVerz and the combined company, commercialization and marketing capabilities and strategy of TrillerVerz and the combined company, developments and projections relating to the industry, the parties’ ability to protect their intellectual property positions, plans, objectives, expectations and intentions of TrillerVerz and the combined company and the effects of having shares of capital stock traded on Nasdaq. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: risks relating to the completion of the Business Combination, including the need for stockholder approval, the satisfaction of closing conditions and the timing to consummate the proposed Business Combination; the completion of the offering of the Company Convertible Notes and the obtaining of any contemplated fairness opinion by SeaChange; the ability of SeaChange to remain listed on Nasdaq; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Business Combination; the risk that the businesses will not be integrated successfully; the risk of litigation related to the proposed Business Combination; the success and timing of regulatory submissions; regulatory requirements or developments; and other factors discussed in the “Risk Factors” section of SeaChange’s most recent annual report, subsequent quarterly reports and in other filings SeaChange makes with the SEC from time to time. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. SeaChange or TrillerVerz undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SeaChange Contact:

Matt Glover and Jeff Grampp, CFA

Gateway Group, Inc.

949-574-3860

SEAC@gatewayir.com

TrillerVerz Contact

Brian O’Shaughnessy

Head Of Communications, Triller

2121 Avenue of the Stars

2320

Los Angeles,Ca 90067

650-556 -6885

boshaughnessy@triller.co

Fixing the broken content economy with SUPERPOWERS for creators and brands

Triller is building the world's largest space for creators to create, distribute and monetize content

The opportunity is unlimited

Triller Creators, influencers & tastemakers have billions of followers worldwide

Unlocking relationships and turning followers into customers

Maximizing profitability for creators & brands

The opportunity is unlimited Triller Creators, inﬂuencers & tastemakers have billions of followers worldwide Unlocking relationships and turning followers into customers Maximizing proﬁtability for creators & brands

Triller puts power back into the hands of creators and brands CROSS-HYPE #ad Open-garden platform allows creators to reach global audiences at scale and engage with consumers directly building authentic, 1-to-1 relationships for creators

TRILLER

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Triad Combat
New League
New Ring
New Rules

TYSON
APRIL 17TH
JAKE
PAUL VS. BEN ASKREN
JAKE PAUL

ENTER THE TRIAD.

TRIAD COMBAT

11.27.21
GLOBE LIFE FIELD • TX

METALLICA
SPECIAL APPEARANCE

Re-inventing Boxing & Entertainment >>> Triad Combat New League New Ring New Rules

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Bringing together the past TRILLER X ART BASEL and future digital & physical come together with iconic cultural experiences

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